Execution Version

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

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GOLD FIELDS NETHERLANDS SERVICES B.V.

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GFI NETHERLANDS B.V.

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ASANKO GOLD INC.

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ASANKO GOLD (BARBADOS) INC.

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SHIKA GROUP FINANCE LIMITED

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ASANKO GOLD GHANA LIMITED

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ADANSI GOLD COMPANY LIMITED

JOINT VENTURE COMPANIES AND
SHAREHOLDERS’ AGREEMENT

July 31 , 2018

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		2

1.1	Definitions	2
1.2	Rules of Interpretation	2
1.3	Currency	3
1.4	Number of Shareholders	3
1.5	Computation of Time	3
1.6	Schedules	4

ARTICLE 2 IMPLEMENTATION OF AGREEMENT		4

2.1	Purpose of Agreement	4
2.2	Constating Documents and Paramountcy	4
2.3	Compliance with Agreement	5
2.4	Endorsement on Certificates	5

ARTICLE 3 CAPITAL ACCOUNTS, OWNERSHIP INTERESTS AND CHANGES THEREIN		5

3.1	Capital Accounts	5
3.2	Debits and Credits to Capital Accounts	6
3.3	Capital Account Adjustments at Participating Group Level	6
3.4	Funding of MineCo and ExploreCo and Use of FinCo	6
3.5	Initial Capital Account Balances	6
3.6	Capital Accounts Exclude Government of Ghana Interests	7
3.7	Shareholding Adjustments	7
3.8	Determination of Ownership Interests	8
3.9	Aggregate Capital Accounts Deemed Equal Pending GF Orogen $20 million Investment 9
3.10	Shareholder Loans	10
3.11	Changes in Ownership Interests	10
3.12	Admission of New Shareholders	11
3.13	Acknowledgement of JV Company Opening Balance Sheets	11
3.14	Other Capital Accounts May be Used	11
3.15	Operating Accounts	11

ARTICLE 4 RELATIONSHIPS BETWEEN THE PARTIES		11

4.1	Limitation on Authority of Shareholders	11
4.2	Other Business Opportunities	12
4.3	No Implied Covenants	12
4.4	Liabilities Several	12
4.5	No Third Party Beneficiary Rights	12
4.6	No Registrations Against Properties	12

ARTICLE 5 MANAGEMENT COMMITTEE AND FINCO		13

5.1	Establishment of Management Committee	13
5.2	Key Responsibilities of the Management Committee	13
5.3	Key Responsibilities of FinCo	14
5.4	Composition of the Management Committee	15
5.5	Meetings of the Management Committee	16
5.6	Chair of the Management Committee	16
5.7	Management Committee Meetings	16
5.8	Management Committee Voting Rights	16
5.9	Ordinary Decisions	17
5.10	Deadlock in Ordinary Decisions	17
5.11	Special Majority Decisions	17

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5.12	Board Action	17
5.13	Advisors and Observers	17
5.14	Authority of Member	18
5.15	Resolution Without Meeting	18
5.16	Minutes	18
5.17	Sub-Committees	18
5.18	Technical Sub-Committee	19
5.19	Services	19
5.20	Recommendations and Decisions of Sub-Committees	20

ARTICLE 6 BOARD OF DIRECTORS OF EACH JV COMPANY		20

6.1	Authority of the Board of a JV Company	20
6.2	Key Responsibilities of each Board	20
6.3	Organization and Composition of each Board	20
6.4	Chair	21
6.5	Board Meetings	21
6.6	Financial Year	23
6.7	Auditors	23
6.8	Meetings of Shareholders	23
6.9	Attendance Costs	24
6.10	Directors’ Indemnity	24
6.11	Directors’ and Officers’ Insurance	25
6.12	Insurance Coverage	25

ARTICLE 7 SERVICE PROVIDER FOR OPERATIONS AND SERVICES AGREEMENT		25

7.1	Initial Appointment of Service Provider and Services Agreement	25
7.2	Administration of the Services Agreement	26
7.3	Obligations under the Services Agreement	26
7.4	Funding of MineCo and ExploreCo	26

ARTICLE 8 INSURANCE		27

8.1	Service Provider to Insure	27
8.2	Management Committee Approvals	27
8.3	Insurer	28
8.4	MineCo and ExploreCo may Insure	28
8.5	Advice to MineCo and ExploreCo of Change of Insurances	28
8.6	Insurance by Contractors	28
8.7	GF Companies may Insure	28

ARTICLE 9 PROGRAMS AND BUDGETS		29

9.1	All Operations Pursuant to Approved Programs and Budgets	29
9.2	2018 Operational Plan is Deemed First Program and Budget	29
9.3	Preparation and Approval of Annual Programs and Budgets	29
9.4	Revision of the Program and Budget	30
9.5	Approval of Program and Budget and Revisions	30
9.6	Temporary Operating Plan if Program and Budget not Approved	30
9.7	Approved Program and Budget is Binding on the Service Provider	31
9.8	Urgent Action	32
9.9	Participation Election into Programs and Budgets Requiring Group Funding	32
9.10	Priority Loan Election	33
9.11	Reducing Group Dilution Election	34
9.12	Approved Programs Require 100% Funding Commitments	34
9.13	Actual Programs and Budget Costs To be Reconciled on Completion	34

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9.14	Participating Group’s Right to Sole Risk Development	35

ARTICLE 10 PROVISION OF FUNDS		37

10.1	Proportional Contribution	37
10.2	Funding of MineCo and ExploreCo from Cash Flow	37
10.3	Shareholder Guarantees	37
10.4	Monthly Cash Notice	38
10.5	Emergency Cash Call	39
10.6	Bank Accounts	40
10.7	Disbursements from Bank Accounts	40
10.8	Repayment of Surplus Funds	40
10.9	Use and Accounting for Called Sums	40

ARTICLE 11 DEFAULTS AND REMEDIES		41

11.1	Event of Default	41
11.2	Notices of Default	41
11.3	Payment of Interest upon Default	42
11.4	Rights Following an Event of Default	42
11.5	Payment of a Defaulted Called Sum	43
11.6	Authority to Escrow Shares in Event of Default	43
11.7	Remedies for Event of Default in an Approved Program and Budget	43
11.8	Dilution and Penalty Dilution	44
11.9	Allocation of Dilution	45
11.10	Option to Acquire Ownership Interest of Defaulting Group	45
11.11	Determination of Relevant Value Amount	48
11.12	Remedies not Exclusive	50

ARTICLE 12 RECORDS, ACCOUNTS AND REPORTS		51

12.1	Service Provider to keep Records and Accounts	51
12.2	Place for Records	51
12.3	Annual Financial Statement	52
12.4	Monthly Report	52
12.5	Timing of Month-End cut-off	53
12.6	Other Reporting Requirements	53
12.7	Information and Data	54
12.8	Copies of Reports to Participating Groups	55
12.9	Format	55
12.10	Additional Reporting	55

ARTICLE 13 AUDIT AND ACCESS		55

13.1	Independent Audit	55
13.2	Participating Groups’ Access to Records	56
13.3	Access to Project Area and Joint Venture Assets	56

ARTICLE 14 DISTRIBUTIONS OF DISTRIBUTABLE CASH		57

14.1	Determination of Distributable Cash	57
14.2	Withholding Tax	58

ARTICLE 15 ACQUISITIONS WITHIN AREA OF INTEREST		59

15.1	General	59
15.2	Acquisitions Outside the Area of Interest	59

ARTICLE 16 ABANDONMENT AND SURRENDER		60

16.1	Surrender or Abandonment of Property	60

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16.2	Reacquisition	60

ARTICLE 17 ONGOING FINANCING ROLE OF FINCO		61

17.1	Existing Intercompany Loans	61
17.2	Additional FinCo Funding of MineCo and ExploreCo	61
17.3	Funding of FinCo	61

ARTICLE 18 REHABILITATION AND MINE CLOSURE OBLIGATIONS		61

18.1	Liability for Rehabilitation and Mine Closure Obligations	61
18.2	Approved Closure Plan	61
18.3	Rehabilitation Fund	62

ARTICLE 19 TRANSFERS AND CHARGES OF OWNERSHIP INTERESTS		62

19.1	Restrictions on Transfers and Charges	62
19.2	Permitted Transfer to Affiliates	62
19.3	Transfer of a Participating Group’s Ownership Interest	63
19.4	Rights of Pre-Emption	63
19.5	Requirements of the Offer to Continuing Group(s)	66
19.6	Charge of Participating Group’s Ownership Interest	67
19.7	Notice of Intention to Create Security Interest	68
19.8	Sale of Ownership Interest by Chargee	68
19.9	Set off	68
19.10	Assumption of Joint Venture Obligations by Transferee	68
19.11	Change in Control	69

ARTICLE 20 INTELLECTUAL PROPERTY AND CONFIDENTIALITY		69

20.1	Intellectual Property	69
20.2	Confidentiality	70
20.3	Disclosure Required by Applicable Laws	71
20.4	Other Exceptions	71
20.5	Press Releases	72
20.6	Duration of Confidentiality	72

ARTICLE 21 EXPERT DETERMINATION		72

21.1	When Appointed	72
21.2	Appointment	73
21.3	Instructions	73
21.4	Procedure	73
21.5	Costs	74
21.6	Expedited Deadlock Resolution	74

ARTICLE 22 ARBITRATION		74

22.1	Scope	74
22.2	What is Deemed Not a Dispute	74
22.3	Meeting of the Participating Groups’ Designated Representative	74
22.4	Meeting of Senior Executives and Board Representatives	75
22.5	Notice of Arbitration	75
22.6	Arbitrator	75
22.7	Powers of Arbitrator	75
22.8	Arbitration Procedure	75
22.9	Language of Arbitration	76
22.10	Law Applicable to the Arbitration	76
22.11	Awards and Appeal	76
22.12	Costs of Arbitration	76

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22.13	Interlocutory Relief	76
22.14	Continued Performance	76

ARTICLE 23 FORCE MAJEURE		76

23.1	Definition of Force Majeure	76
23.2	Notice of Force Majeure.	77
23.3	Parties to Use Reasonable Efforts.	77
23.4	Effect of Force Majeure.	77

ARTICLE 24 POWER OF ATTORNEY		77

24.1	Appointment as of Effective Date	77
24.2	Covenants Relating to Appointment of a JV Company	78
24.3	Acknowledgment	78

ARTICLE 25 GENERAL PROVISIONS		78

25.1	Term, Termination and Surviving Provisions	78
25.2	Notices	79
25.3	Waiver	80
25.4	Amendment	80
25.5	Stamp Duty	80
25.6	Governing Law and Attornment	81
25.7	Severability	81
25.8	Further Assurances	81
25.9	Time of the Essence	81
25.10	Benefit of the Agreement	81
25.11	Entire Agreement	81
25.12	Counterparts and Electronic Execution	81

SCHEDULE A DESCRIPTION OF THE MINING PROPERTIES AND EXPLORATION PROPERTIES		A-1

SCHEDULE B MAP OF THE MINING PROPERTIES AND EXPLORATION PROPERTIES		B-1

SCHEDULE C DEFINITIONS		C-1

SCHEDULE D INDEMNIFICATION		D-1

SCHEDULE E SPECIAL MAJORITY DECISIONS		E-1

SCHEDULE F 2018 OPERATIONAL PLAN		F-1

SCHEDULE G INITIAL DIRECTORS OF EACH JV COMPANY AND MEMBERS OF THE MANAGEMENT COMMITTEE		G-1

SCHEDULE H SUMMARY OPENING BALANCE SHEET OF EACH JV COMPANY		H-1

SCHEDULE I SERVICES AGREEMENT		I-1

SCHEDULE J SAMPLE DILUTION CALCULATIONS		J-1

JOINT VENTURE COMPANIES AND SHAREHOLDERS’ AGREEMENT

THIS JOINT VENTURE COMPANIES AND SHAREHOLDERS’ AGREEMENT is made as of the 31st day of July, 2018 (the “Effective Date”)

BETWEEN

Gold Fields Orogen Holding (BVI) Limited, a company governed by the laws of the British Virgin Islands (“GF Orogen”)

AND

Gold Fields Netherlands Services B.V., a company governed by the laws of the Netherlands (“GFNSBV”)

AND

GFI Netherlands B.V., a company governed by the laws of the Netherlands (“GFINBV”)

(together GF Orogen, GFNSBV and GFINBV are referred to as the “GF Companies”)

AND

Asanko Gold Inc., a corporation governed by the laws of the province of British Columbia (“AGI”)

AND

Asanko Gold (Barbados) Inc., a company governed by the laws of Barbados (“AGB”)

(together AGI and AGB may be referred to as the “AG Companies”

AND

Shika Group Finance Limited, a corporation governed by the laws of the Isle of Man (“FinCo”)

AND

Asanko Gold Ghana Limited, a corporation governed by the laws of Ghana (“MineCo”)

AND

Adansi Gold Company Limited, a corporation governed by the laws of Ghana (“ExploreCo”)

(together FinCo, MineCo and ExploreCo are referred to as the “Joint Venture” and each as a “JV Company”)

RECITALS

WHEREAS pursuant to certain transactions contemplated by an agreement dated as of March 29, 2018 between GFNSBV, GF Orogen, Marsh Holdings Inc., AGI, PMI Gold Corporation, ExploreCo and MineCo (the “Combination Agreement”), as such transactions were varied by the parties in accordance with section 3.4 thereof and reflected herein (the “JV Formation Transactions”), GFINBV and AGB each hold 45% of the issued and outstanding shares of MineCo, and GFINBV and AGB each hold 50% of the issued and outstanding shares of ExploreCo;

AND WHEREAS GFINBV is a wholly-owned subsidiary of GFNSBV;

AND WHEREAS the Government of Ghana is entitled to a free carried interest in the mining interests of MineCo and ExploreCo which interest is currently reflected in a non-assessable ten percent (10%) holding in the issued and outstanding common shares of MineCo;

AND WHEREAS pursuant to the JV Formation Transactions, GF Orogen and AGB each hold 50% of the issued and outstanding shares of FinCo;

AND WHEREAS GFINBV and AGB agree that MineCo will serve as the JV Company through which GFINBV and AGB will own and control their interests in the Asanko Gold Mine and through which they will effect all mining operations from and after the date hereof;

AND WHEREAS GFINBV and AGB agree that ExploreCo will serve as the JV Company through which GFINBV and AGB will own and control their interests in the Exploration Properties and through which they will effect all exploration and development on the Exploration Properties and eventual mining thereof from and after the date hereof;

AND WHEREAS the parties agree that FinCo will serve as the JV Company which will own certain existing loans to, and may effect financings to, MineCo and ExploreCo in accordance with Article 9 and Article 17 of this Agreement;

NOW THEREFORE, in consideration of the premises and covenants contained herein, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, unless the context otherwise requires, terms referred to in this Agreement which are defined in Schedule C shall have the meanings given thereto in such Schedule.

1.2	Rules of Interpretation

The following rules of interpretation shall apply in this Agreement unless something in the subject matter or context is inconsistent therewith:

(1)	the singular includes the plural and vice-versa;

(2)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(3)

the headings in this Agreement form no part of this Agreement and are deemed to have been inserted for convenience only and shall not affect the construction or interpretation of any of its provisions;

(4)	all references in this Agreement shall be read with such changes in number and gender as the context may require;

(5)	references to “Articles,” “sections”, “Recitals” and “Schedules” refer to articles and sections of, and recitals and schedules to, this Agreement;

(6)	the use of the words “including” or “includes” followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding them;

(7)	the rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply;

(8)	the words “herein,” “hereof’ and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

(9)

any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force, from time to time, and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(10)

all calculations and computations made pursuant to this Agreement shall be carried out in accordance with IFRS consistently applied to the extent that such principles are not inconsistent with the provisions of this Agreement;

(11)	the words “written” or “in writing” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including fax or email; and

(12)

unless the specific wording clearly contemplates otherwise, any reference to a Shareholder, Board, Director, or Chair shall be in reference to a specific JV Company and the relationship, obligations, duties and liabilities, as the case may be, of that Shareholder, Board, Director or Chair to that JV Company.

1.3	Currency

All references to moneys hereunder are references to U.S. dollars and all obligations hereunder shall be denominated in U.S. dollars. To the extent that it may be necessary to convert U.S. dollars to Ghanaian Cedi or vice versa for purposes of making any payment or calculation hereunder, such conversion shall be made based on the exchange rate quoted on the Business Day before such payment or calculation is to be made at the Bloomberg Markets website https://www.bloomberg.com/quote/USDGHS:CUR.

1.4	Number of Shareholders

In the event that there are more than two Shareholders when referring to FinCo, MineCo or ExploreCo (excluding the Government of Ghana’s 10% interest in MineCo) at any time or from time to time, the provisions of this Agreement shall apply mutatis mutandis.

1.5	Computation of Time

In this Agreement, unless something in the subject matter or context is inconsistent therewith, a “day” shall refer to a calendar day and, in calculating all time periods, the first day of a period is not included and the last day is included and, in the event that any date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.6	Schedules

The following schedules are attached to and incorporated in this Agreement by this reference:

Schedule A	-	Description of the Mining Properties and Exploration Properties

Schedule B	-	Map of the Mining Properties and Exploration Properties

Schedule C	-	Definitions

Schedule D	-	Indemnification

Schedule E	-	Special Majority Decisions

Schedule F	-	2018 Operational Plan

Schedule G	-	Initial Directors of Each JV Company and Members of the Management Committee

Schedule H	-	Summary Opening Balance Sheet of Each JV Company

Schedule I	-	Services Agreement

Schedule J	-	Sample Dilution Calculations

ARTICLE 2
IMPLEMENTATION OF AGREEMENT

2.1	Purpose of Agreement

The Parties are entering into this Agreement, inter alia, to form an incorporated joint venture for the ownership, funding, management and operation of the Asanko Gold Mine through each of the JV Companies (including their respective assets, liabilities and Operations) and to provide for the ongoing funding and management of the JV Companies and to govern the relationship amongst them and amongst and with the Shareholders on a jointly coordinated basis (the “Joint Venture”).

2.2	Constating Documents and Paramountcy

(1)

The Parties agree that as of and following the Effective Date the constating documents of each JV Company shall, to the extent not already effected, be amended to contain as many of the terms of this Agreement as the Parties may determine to be appropriate and as is permissible pursuant to Applicable Law, and the Parties shall pass any resolutions and take all reasonable steps necessary to ensure that the provisions of this section 2.2(1) are given effect.

(2)

If any provision of this Agreement conflicts with the constating documents of any JV Company, the provisions of this Agreement shall prevail to the extent permissible pursuant to Applicable Law, and the Parties shall, to the extent permitted by Applicable Law, take and cause to be taken all actions necessary to amend such constating documents so as to eliminate any such conflict.

2.3	Compliance with Agreement

Each Shareholder shall at all times exercise the votes attached to its Shares and otherwise act, and cause each JV Company of which it is a Shareholder to act, to carry out the provisions of this Agreement and, to the extent permitted by Applicable Law, shall at all times cause its nominees to the Board of such JV Company to vote and otherwise act to comply with and carry out the provisions of this Agreement.

2.4	Endorsement on Certificates

(1)	In the event that any share certificates representing Shares of a JV Company are issued, such share certificates shall note conspicuously the following language:

“The shares represented by this certificate are subject to all the terms and conditions of a joint venture companies and shareholders’ agreement made as of July 31, 2018 between Gold Fields Orogen Holding (BVI) Limited, Gold Fields Netherlands Services B.V., GFI Netherlands B.V., Asanko Gold Inc., Shika Group Finance Limited, Asanko Gold Ghana Limited and Adansi Gold Company Limited, a copy of which may be requested by persons with a right of access by request made to the secretary of the Company.”

(2)

Irrespective of whether or not share certificates representing Shares of a JV Company are issued, the register of shareholders of such JV Company shall also note language substantially similar to that set forth in section 2.4(1) with respect to the Shares of such JV Company.

ARTICLE 3
CAPITAL ACCOUNTS, OWNERSHIP INTERESTS AND CHANGES THEREIN

3.1	Capital Accounts

The Joint Venture will maintain dollar denominated capital accounts (the “Capital Accounts”) for each of the AG Companies and each of the GF Companies which have an interest in a JV Company either as shareholder or creditor, as shown in section 3.5, and shall aggregate such Capital Accounts by Participating Group as shown in section 3.8. The Capital Accounts will be maintained in accordance with this Article 3 to reflect the initial and future U.S. dollar balances of equity share and loan investments in each JV Company as adjusted from time to time to reflect additional capital investments, returns of capital and changes in Ownership Interests as contemplated by the application of debits and credits as provided in section 3.2. The Capital Accounts will not reflect operating activities of any JV Company and are for internal control purposes of the Joint Venture with each Reporting Parent responsible for its own incorporation and presentation of the information contained in the Capital Accounts. The Joint Venture shall maintain such number and type of Capital Accounts as are necessary to reflect the foregoing and shall initially establish the following accounts for each of the AG Companies and each of the GF Companies to the extent they have an interest in the debt or equity of a JV Company:

(1)

a Common Share capital account shall be credited with the initial capital contributed by the relevant member of a Participating Group for its Common Shares (“Common Share Capital”) of MineCo, ExploreCo or FinCo, as the case may be (each such account, a “Common Share Capital Account”), and will be subsequently credited or debited as provided in section 3.2;

(2)

a Redeemable Share capital account shall be credited with the initial capital contributed by GF Orogen or AGB, as the case may be, for its Redeemable Shares (“Redeemable Share Capital”) of FinCo (each such account, a “Redeemable Share Capital Account”) and will be subsequently credited or debited as provided in section 3.2; and

(3)

a Shareholder Loan account shall be credited with the initial Shareholder Loans outstanding owed to the relevant member(s) of such Participating Group by MineCo, ExploreCo or FinCo, as the case may be (each such account, a “Shareholder Loan Account”), and will be subsequently credited or debited as provided in section 3.2.

3.2	Debits and Credits to Capital Accounts

Capital Accounts will be credited for capital contributed to a JV Company or capital transferred to a Shareholder from another Shareholder consequent upon an Ownership Interest adjustment made in accordance with this Article 3. Capital Accounts will be debited for any capital returned or repaid to a Shareholder or transferred from one Shareholder to another Shareholder consequent upon an Ownership Interest adjustment made in accordance with this Article 3. No debits or credits will be recorded to the Capital Accounts consequent upon operating activities of a JV Company including asset impairment charges. The Capital Accounts shall together reflect the aggregate capital contributed to the Joint Venture by all the members of each Participating Group less the amounts, if any, which have been returned to Shareholders. The total of the Capital Accounts in respect of such Participating Group is the “Aggregate Capital Account” of such Participating Group. Capital Accounts may be credited subsequent to the Effective Date by way of Share Subscription, Capital Contribution or Shareholder Loans or other form of funding approved by the FinCo Board by Special Majority Decision (collectively, “Group Funding”).

3.3	Capital Account Adjustments at Participating Group Level

In the event of any change in the Ownership Interests of the Participating Groups, the Aggregate Capital Accounts will first be adjusted at the Participating Group level, and any related Capital Account adjustments will then be made at the JV Company level. Capital Accounts maintained in respect of the members of a Participating Group at the JV Company level shall be reflective of adjustments to the Aggregate Capital Accounts at the Participating Group level, and shall at all times sum to the relevant Participating Group’s Aggregate Capital Account.

3.4	Funding of MineCo and ExploreCo and Use of FinCo

The Participating Groups will generally fund MineCo and ExploreCo through FinCo and shall agree on the manner of how to fund; failing which such funding will be by way of Shareholders Loans. Any Participating Group solely funding shall have discretion as to manner of funding as between Shareholder Loans and Redeemable Shares.

3.5	Initial Capital Account Balances

The Parties agree that, based upon the agreed upon values of contributions made to date by the GF Companies and AG Companies to the Joint Venture pursuant to the JV Formation Transactions, the initial Capital Accounts and the respective shareholdings of the GF Companies and the AG Companies are as follows on the date hereof:

Participating Group	Initial Common Share Capital Account Balances	Initial Redeemable Share Capital Account Balance	Initial Share- holder Loan Account Balances	Initial Aggregate Capital Account Balance[1]	% (No.) FinCo Common Shares	% (No.) FinCo Redeemable Share	% (No.) MineCo Common Shares[2]	% (No.) ExploreCo Common Shares
GF Companies	*	*	*	*	*	*	*	*
AG Companies	*	*	*	*	*	*	*	*

*	[REDACTED: Commercially Sensitive Information]

1 Prior to giving effect to the deemed adjustments to the Aggregate Capital Account balances pursuant to section 3.9(1) .
2 MineCo Common Share percentages exclude current MineCo interests of the Government of Ghana.
3 Table excludes the capitalization of $[REDACTED: Commercially Sensitive Information]of AGI’s Shareholder Loans which do not form part of the Joint Venture Capital Accounts.

3.6	Capital Accounts Exclude Government of Ghana Interests

It is acknowledged that, as of the Effective Date, the Government of Ghana holds 10% of the issued and outstanding Common Shares of MineCo to reflect its entitlement to a free carried interest in the Asanko Gold Mine but that it is not a “Shareholder” for the purpose of this Agreement. It is also acknowledged by the Parties, that pursuant to section 8(2) of PNDCL 153, the Government of Ghana has the option to acquire, on such terms as it agrees with the holder of a mining lease, an additional 10% interest in the rights and obligations of any mining operations (for a total of 20%) which has discovered minerals in commercial quantities. In the event the Government of Ghana asserts its right to acquire and acquires such additional interest in any property, GFINBV and AGB may restructure or establish a new subsidiary if necessary to hold such property and the Ownership Interests of GFINBV and AGB in any such new subsidiary shall be expressed as a percentage of the issued and outstanding shares of such new subsidiary not held by the Government of Ghana.

3.7	Shareholding Adjustments

It is the Shareholders’ intention that the number of issued and outstanding Common Shares, Redeemable Shares and Shareholder Loans of a JV Company owned by a Shareholder at any time, when expressed as a percentage of all of the issued and outstanding Common Shares, Redeemable Shares and Shareholder Loans, respectively, of such JV Company, shall at that time be equal to the Ownership Interest of the Shareholder’s Participating Group at that time. Accordingly, in the event of adjustment of the Ownership Interest of a Participating Group, the number of Common Shares and Redeemable Shares and the amount of Shareholders Loans held by each Shareholder in FinCo, MineCo and ExploreCo will be adjusted as follows:

(1)

first, the Shareholder of a Participating Group whose Ownership Interest is being decreased will transfer to the Shareholder of the Participating Group whose Ownership Interest is being increased, such number of Common Shares of FinCo, MineCo and ExploreCo, Redeemable Shares of FinCo and Shareholder Loans to FinCo as required in order to give effect to this Section 3.7;

(2)

to the extent that any Common Shares or Redeemable Shares are transferred under section 3.7(1), a calculated amount of the Common Share Capital and Redeemable Share Capital associated with such transferred Shares will be deemed to have been transferred with such Shares for the purpose of adjusting the Capital Accounts of each Participating Group; and

(3)

to the extent that the outstanding Common Shares or Redeemable Shares cannot for any reason be transferred in order to give effect to the provisions of this Section 3.7, the relevant JV Company may adjust the Common Shares and/or Redeemable Shares held by each Shareholder by way of issuance or cancellation in order to correctly reflect each Shareholder’s Ownership Interest in such JV Company at that time and the Capital Accounts shall also be adjusted so that they will reflect the same balances as if the transfer had been made.

For avoidance of doubt, there is no fixed relationship between the number of issued Redeemable Shares and the number of issued Common Shares of any JV Company, and ratio between them will vary over time as Redeemable Shares and Common Shares are redeemed or issued at different rates and times. It is only required that each Shareholder within a Participating Group hold the same proportion of Shares of each class of a JV Company as each other Shareholder within that Participating Group holds of Shares of each class of each other JV Company at all times.

3.8	Determination of Ownership Interests

Ownership Interests are to be expressed as a percentage and Capital Accounts expressed as a dollar amount. The initial Ownership Interests of each Participating Group in the Joint Venture and their corresponding Aggregate Capital Accounts in the Joint Venture as of the date of this Agreement are as follows:

Participating Group	Aggregate Capital Account	Ownership Interest
GF Companies	$185,000,000[1]	50%
AG Companies	$185,000,000[1]	50%
Total	$370,000,000	100%

1 After giving effect to the deemed adjustments to the Aggregate Capital Account balances pursuant to section 3.9(1), but subject to further adjustment under section 3.9(2) in the event that the GF Orogen Deferred Subscription is not completed in accordance with the Combination Agreement

In the event of a change in the Ownership Interest of a Participating Group in the Joint Venture resulting from an event set forth in Section 3.11, the Aggregate Capital Accounts of each Participating Group will be adjusted on the basis of the following formula:

Adjusted ACA	=	Adjusted Ownership Interest % x Total JV Capital

Where:

Adjusted ACA	=	a Participating Group’s Aggregate Capital Account balance following the change in Ownership Interest;

Adjusted Ownership Interest %	=	a Participating Group’s adjusted Ownership Interest following the occurrence of an event set forth in Section 3.11; and

Total JV Capital	=	the aggregate balance of all Aggregate Capital Accounts of all Participating Groups with respect to the Joint Venture at such time (“Total JV Capital”)

In the event of Dilution of a Participating Group’s Ownership Interest in the Joint Venture pursuant to any of sections 9.11 (subject to recalculation pursuant to section 9.13(2)), 11.8 and 11.9, the Total JV Capital will include the (i) the aggregate balance of all Aggregate Capital Accounts with respect to the Joint Venture prior to such Dilution, plus (ii) either (A) the amount of the Reducing Group Shortfall funded by the Non-Reducing Group on behalf of the Reducing Group, or (B) the amount of the Cover Payment made by the Non-Defaulting Group on behalf of the Defaulting Group, plus (iii) in either case, the Non-Reducing Group’s or Non-Defaulting Group’s own proportionate contribution.

Ownership Interests shall be rounded to two decimal places (e.g. 1.519% shall be rounded to 1.52%) . Decimals of .005 or more shall be rounded up to .01; decimals of less than .005 shall be rounded down. The combined Ownership Interest of the Participating Groups in the Joint Venture (and of the Shareholders of any JV Company) shall at all times be equal to 100% (acknowledging that the 10% of Common Shares held by the Government of Ghana in MineCo are excluded from the Joint Venture).

3.9	Aggregate Capital Accounts Deemed Equal Pending GF Orogen $20 million Investment

(1)

Notwithstanding section 3.5, pending the completion on or before December 31, 2019 of the subscription by GF Orogen for an additional 20,000,000 Redeemable Shares of FinCo for an aggregate cash subscription price of $20,000,000 (the “GF Orogen Deferred Subscription”), and the subsequent redemption by FinCo of 20,000,000 Redeemable Shares of FinCo held by AGB for a cash payment to AGB of $20,000,000 (collectively with the GF Orogen Deferred Subscription, the “GF Orogen Deferred Subscription Transactions”), all as contemplated by section 3.3 of the Combination Agreement, the Aggregate Capital Accounts of each Participating Group will be each deemed to be $185,000,000 for purposes of determining their respective Ownership Interests in the Joint Venture, and more specifically:

(i)	the $20,000,000 amount of the GF Orogen Deferred Subscription will be added to the amount of the Redeemable Share Capital Account of the GF Companies, and

(ii)	a corresponding amount of $20,000,000 will be deducted from the amount of the Redeemable Share Capital Account of the AG Companies.

(2)

In the event that the GF Orogen Deferred Subscription Transactions are not completed in accordance with the Combination Agreement, or otherwise as agreed among the parties thereto, then the Ownership Interest of each Participating Group will be recalculated based on the actual Aggregate Capital Accounts of each Participating Group in effect as of the earlier of the date that the advance of the GF Orogen Deferred Subscription was due and payable under the Combination Agreement and December 31, 2019. The adjustment to the Ownership Interest of each Participating Group provided by this section 3.9(2) is without prejudice to the rights of the AG Parties under the Combination Agreement, and the fact that the adjustment has been made will not limit the remedies of the AG Parties under the Combination Agreement arising from any breach of the Combination Agreement by the GF Parties with respect to the GF Orogen Deferred Subscription.

3.10	Shareholder Loans

(1)	None of the JV Companies has any outstanding Shareholder Loans as of the Effective Date, although FinCo has advanced loans to each of MineCo and ExploreCo as set forth in Section 17.1.

(2)

It is agreed that the amount of any future Shareholder Loans (principal plus interest) held by each Shareholder in a JV Company shall bear the same proportional relationship to the aggregate Shareholder Loans made to that JV Company as the Ownership Interest of the Shareholder’s Participating Group in the Joint Venture, such that each Shareholder of such JV Company shall have the same proportion of invested funds in Common Shares, Redeemable Shares and Shareholders Loans for such JV Company.

(3)	Unless otherwise agreed by the Shareholders of a JV Company, all Shareholder Loans to such JV Company made in respect of any particular Cash Call shall be made on identical terms, including:

(i)

bearing such rate of interest, if any, as may be determined by the Board of such JV Company on the date of such Shareholder Loan having regard for similar credit practices, then prevailing market conditions and Applicable Laws relating to thin-capitalization; and

(ii)

being repayable on demand, provided that such demand must be made jointly by both Shareholders of such JV Company for repayment of a pro rata proportion of their respective Shareholder Loans then outstanding.

3.11	Changes in Ownership Interests

A Shareholder's Ownership Interest in a JV Company may be eliminated or changed as follows:

(1)	upon the admission of a new Shareholder pursuant to section 3.12;

(2)	upon Dilution of a Shareholder pursuant to any of sections 9.11 (subject to recalculation pursuant to section 9.13(2)), 11.8 or 11.9.

(3)	upon a Transfer by either Shareholder of its Sale Interest in accordance with Article 19; or

(4)	upon the acquisition by a Shareholder of all or any portion of the Ownership Interest of the other Shareholder, however arising.

3.12	Admission of New Shareholders

Except in the event of a Transfer of Shares permitted pursuant to Article 19, a new Shareholder of a JV Company may be admitted only with the prior unanimous written approval of the existing Shareholders of such JV Company upon the terms and conditions set forth in such approval. In the event of any new Shareholder (including a new Shareholder pursuant to a Transfer of Shares permitted pursuant to Article 19) the new Shareholder together with its Affiliates must:

(a)	hold the same percentage Ownership Interest in each JV Company as the Ownership Interest in the Joint Venture acquired by the new Shareholder and its Affiliates;

(b)	hold Capital Accounts in proportion to its and its Affiliates’ Ownership Interest in the Joint Venture consistent with the requirements of this Article 3; and

(c)	execute a deed of covenant agreeing to be bound by the terms of this Agreement as set out in Section 19.10 with such changes as are necessary.

3.13	Acknowledgement of JV Company Opening Balance Sheets

Each of the Shareholders acknowledge and accept as materially accurate the opening summary balance sheet accounts (as of the date hereof) of FinCo, MineCo and ExploreCo as contained on Schedule H. It is acknowledged that the Capital Accounts and the Aggregate Capital Account of each Participating Group in the Joint Venture are accounts maintained separately from the accounts of the JV Companies. Although not a Shareholder Loan, each of MineCo and ExploreCo acknowledges that it is indebted to FinCo as set out in section 17.1.

3.14	Other Capital Accounts May be Used

The Capital Accounts table in section 3.5 may be augmented with additional accounts in future depending on how the Shareholders agree to advance or redeem funds or reorganize the Joint Venture structure. It is intended that the Capital Accounts table reflects the aggregate capital of the Participating Groups with disclosure as to what entities through which the capital is held.

3.15	Operating Accounts

Each JV Company will separately maintain IFRS compliant accounts so to allow each Shareholder to account for its share of Joint Venture operating activities it being acknowledged such accounts are not governed by this Article 3. All accounting records of the Joint Venture and each JV Company shall be accessible for audit as contemplated by Article 13.

ARTICLE 4
RELATIONSHIPS BETWEEN THE PARTIES

4.1	Limitation on Authority of Shareholders

Nothing contained in this Agreement shall be deemed to constitute any Shareholder as the partner of any other Shareholder or, except as otherwise herein expressly provided, to constitute any Shareholder as the agent or legal representative of any other Shareholder, or to create any fiduciary relationship between them or between any of them and any JV Company. The Shareholders do not have any intention to create, nor shall this Agreement be construed to create, any general, limited or undeclared partnership under any Applicable Law. No Shareholder shall have any authority to act for or to assume any obligation or responsibility on behalf of any other Shareholder or any JV Company, except as may be otherwise expressly provided herein.

4.2	Other Business Opportunities

Except as otherwise provided in this Agreement, each Shareholder shall have the right to engage in and receive full benefits from any independent business activities or operations outside of the Properties and the Area of Interest, whether or not competitive with the operations of the Joint Venture or another Shareholder or its Affiliates, without consulting with, or any obligation to, any JV Company or any other Shareholder. Except as expressly stated in this Agreement, the doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any activity, venture or operation of any Shareholder, and no Shareholder shall have any obligation to a JV Company or any other Shareholder with respect to any opportunity to acquire any property outside the Properties and the Area of Interest at any time (but subject to section 15.2), or within the Area of Interest after the termination of this Agreement.

4.3	No Implied Covenants

There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. No Shareholder shall have any fiduciary or other duties to any JV Company or any other Shareholder except as specifically and expressly provided by this Agreement, and the Shareholders’ duties and liabilities otherwise existing at Applicable Law or in equity are restricted and limited by the provisions of this Agreement to those duties and liabilities specifically set forth in this Agreement. Notwithstanding any contrary provision of this Agreement, in carrying out any duties hereunder, no Shareholder shall be liable to any JV Company or any other Shareholder for breach of any duty in connection with such Shareholder’s good faith reliance on the provisions of this Agreement, the records of any JV Company, or such information, opinions, reports or statements as may be presented by any other Shareholder or any JV Company, any officer or employee of any such entity, any Board or any committee thereof, or any other Person as to matters such Shareholder reasonably believes are within such other Person’s professional or expert competence.

4.4	Liabilities Several

The rights, duties, obligations, and liabilities of the Shareholders under this Agreement shall be several and not joint or collective. Save as expressly provided in this Agreement, each Shareholder shall be responsible only for its obligations as set out in this Agreement and shall be liable only for its share of Group Funding as provided herein. For the sake of further clarity, except as specifically provided in this Agreement, no Shareholder has any obligation or liability with respect to the obligations of the other Shareholder of a particular JV Company.

4.5	No Third Party Beneficiary Rights

This Agreement is for the benefit of the Parties and their respective successors and permitted assigns only, and shall not be construed to create beneficiary rights for the benefit of any other Person. Notwithstanding anything in this Agreement to the contrary, no Person other than a member of a Participating Group shall have the right to enforce any representation or warranty of any member of the other Participating Group, or any obligation of any member of the other Participating Group to contribute capital hereunder or reimburse or indemnify any member of the first-mentioned Participating Group or any JV Company hereunder, and specifically neither any JV Company nor any creditor of it or any Person other than its Shareholders or the members of their respective Participating Groups shall have any such rights.

4.6	No Registrations Against Properties

Without the authority of a Special Majority Decision of the FinCo Board, no Shareholder may register any interest in, or caveats or writs of prohibition against, the Properties in respect of any interest in the Joint Venture.

ARTICLE 5
MANAGEMENT COMMITTEE AND FINCO

5.1	Establishment of Management Committee

(1)

The two respective Participating Groups will, on or as soon as reasonably practicable after the Effective Date, establish a joint committee to manage the Joint Venture (the “Management Committee”) in accordance with this Article 5.

(2)	The decisions of the Management Committee shall be binding on the Participating Groups in regards to ExploreCo and MineCo but shall only be advisory in regards to FinCo.

(3)

Although the main purpose of the Management Committee is most critical for MineCo Operations, it is acknowledged that each annual Program and Budget to be considered and Approved by the Management Committee should provide for recommendations to all three JV Companies to coordinate their activities. By way of example, a Program and Budget might set out a complete package of significant expenditures to be conducted by MineCo and more moderate expenditures to be conducted by ExploreCo, with a requirement for a combination of debt and/or equity financing by each of the Shareholders of MineCo and ExploreCo and/or a loan from FinCo to the other two JV Companies with a recommendation to FinCo Shareholders to provide debt and/or equity financing to FinCo in order to loan amounts approved in the Program and Budget for MineCo and ExploreCo.

(4)	If the Board of FinCo so directs, the Management Committee will revise any Programs and Budgets which are not Self-Funding in order to accommodate FinCo’s ability or willingness to finance them.

5.2	Key Responsibilities of the Management Committee

The Management Committee will consult with and make recommendations to FinCo regarding funding mechanisms and loans to be provided to each of MineCo and ExploreCo, and which may include financing and potential hedging strategies. The Management Committee shall be responsible to provide oversight for activities of MineCo and ExploreCo which shall involve reviewing and Approving, with or without amendment, Programs and Budgets for the Operations of each of MineCo and ExploreCo as follows:

(1)	in the case of MineCo, without limitation, Approving and recommending the following (including any variations or updates):

(i)	Operational Planning options;

(ii)	LOM Business Plans;

(iii)	Determination of Operational Plans, including detailed Programs and Budgets;

(iv)	Resource and Reserve methodology, technical parameters and associated statements;

(v)	scoping, pre-feasibility and feasibility studies;

(vi)	wage negotiations and disputes;

(vii)	government interaction and permitting (stakeholder relations);

(viii)	resettlement plans; and

(ix)	mine closure, rehabilitation and eventual winding up; and

(2)

in the case of ExploreCo, Approving and recommending ongoing exploration activities, Exploration Programs and Budgets, the acquisition of properties in the Area of Interest, and the eventual Development of such properties.

5.3	Key Responsibilities of FinCo

FinCo will have the duties and responsibilities set forth below, which will be managed by the FinCo Board in accordance with the following protocols:

(1)

FinCo will consult with the Management Committee with respect to the funding requirements of each of MineCo and ExploreCo, and will consider the recommendations of the Management Committee with respect to such funding requirements;

(2)

FinCo will develop and approve the mechanisms and strategies to provide for the funding of MineCo and ExploreCo, which mechanisms may include funding by way of Share Subscriptions, Shareholder Loans or Capital Contributions and which strategies may include hedging strategies;

(3)

FinCo will assess requirements of additional funding to be provided each of the Participating Groups through the Shareholders of FinCo to enable FinCo to ensure that MineCo and ExploreCo will receive the any financing approved by FinCo that is not Self-Funding;

(4)	the FinCo Board will make such determinations as required to give effect to the provisions of this Agreement, including, without limitation, the following provisions:

(i)	Section 10.1 regarding proportional contributions of funding;

(ii)	Section 10.2 regarding the funding of MineCo and ExploreCo;

(iii)	Section 10.3 regarding Shareholder guarantees;

(iv)	Section 10.4 regarding Cash Calls;

(v)	Section 10.8 regarding the repayment of surplus funds in respect of a Cash Call;

(vi)	Article 14 regarding Distributable Cash; and

(vii)	Article 17 regarding the ongoing financing role of FinCo;

(5)

if the FinCo Board determines that additional funding for any Programs and Budgets recommended by the Management Committee that are not Self-Funding is not available on commercially reasonable terms or is otherwise not recommended, the FinCo Board will direct the Management Committee to revise such Programs and Budgets in order to accommodate FinCo’s ability or willingness to finance them;

(6)	the FinCo Board shall keep the Management Committee informed of its strategies for the funding of MineCo and ExploreCo;

(7)

FinCo’s articles of association will provide that the FinCo Board will observe the decision making protocols and thresholds which reflect the requirements of Ordinary Decisions and Special Majority Decisions as herein provided and further that the members of the FinCo Board will not have one vote per person but rather shall have voting power reflective of the Ownership Interests of the Shareholders which they represent accordingly section 5.4(2) will not be applied to the membership of the FinCo Board; and

(8)

to the extent that the FinCo Board is required to take any action with respect to a matter that requires a Special Majority Decision, it shall only take such action if authorized by the Directors of FinCo having more than 85% of the total director voting rights.

In order to enable FinCo to carry out its duties and responsibilities, it is understood that FinCo itself will require an annual Program and Budget for its own purposes (to be proposed by the Management Committee and recommended to FinCo’s two Participating Groups) which Program and Budget will estimate the cash requirements or Distributable Cash expected to result from implementing the Program and Budget.

5.4	Composition of the Management Committee

(1)

As of the Effective Date, the Management Committee shall consist of six individuals (each a “Member”) appointed as set out in Schedule G. There shall be no residency requirements for any Member of the Management Committee.

(2)	On an ongoing basis, each Participating Group will be entitled to appoint Members on the Management Committee as follows:

(i)	a Participating Group with an Ownership Interest of 10% or greater in the Joint Venture, but less than 25%, may appoint one Member;

(ii)	a Participating Group with an Ownership Interest of 25% or greater in the Joint Venture, but less than 50%, may appoint two Members; and

(iii)	a Participating Group with an Ownership Interest of 50% or greater in the Joint Venture may appoint three Members.

In the event of a change in Ownership Interest that results in a change in a Participating Group’s representation on the Management Committee, that Participating Group will either (i) cause one of its nominee Members to resign from the Management Committee, in the event of a decrease in Ownership Interest, or (ii) nominate a new nominee to the Management Committee, in the event of an increase in Ownership Interest.

(3)

Each Participating Group may also appoint an alternate for each of its Members who will be entitled to attend and vote at meetings of the Management Committee in which the relevant Member does not participate.

(4)	Each Participating Group will appoint its Members and alternate (if any) by notice in writing to the other Participating Group.

(5)

A Participating Group may replace its Member or alternate, or revoke any such appointment, at any time by giving notice in writing to the other Company. The relevant appointment or removal will take effect immediately on receipt of that notice.

(6)

A Participating Group whose Ownership Interest falls below 10% in the Joint Venture will cease to have any right to appoint Members to the Management Committee, and any such appointments will cease to have effect immediately upon its Ownership Interest falling below 10%.

5.5	Meetings of the Management Committee

(1)	Meetings of the Management Committee will:

(i)	be held at Accra, Ghana or at such other place as the Management Committee may from time to time determine;

(ii)	be held at least once in each calendar quarter or at such other intervals as the Management Committee may determine; and

(iii)	shall be set by providing notices in a manner similar to the procedures set out in sections 6.5(1) and 6.5(2), with necessary modifications.

(2)	Each Participating Group will bear the travel and other expenses of its Members attending meetings.

(3)	Meetings of the Management Committee may be held in person or by telephone, video conference or other means of instantaneous communication.

(4)	Each Participating Group will ensure its Members convene and attend meetings expeditiously to ensure the continuity of the Operations.

5.6	Chair of the Management Committee

(1)

The initial Chair of the Management Committee shall be appointed by the AG Companies. On the first anniversary of the Effective Date, the Chair of the Management Committee shall be appointed by the GF Companies. Thereafter, the right to appoint the Chair of the Management Committee will pass from one Participating Group to the next on a rotational basis every 12 months until one Participating Group has an 65% or greater Ownership Interest, after which such Participating Group may appoint the Chair on an annual basis.

(2)	The Chair appointed by a Participating Group must be appointed from amongst its Management Committee Members.

(3)	The Chair does not have a second or casting vote.

5.7	Management Committee Meetings

The Members of the Management Committee shall hold meetings in the same manner as Board meetings of each JV Company and the provisions of section 6.5 shall apply with necessary modifications. However, there are no restrictions, corporate or otherwise as to where the meetings of the Management Committee may be held as long as the Members are in agreement.

5.8	Management Committee Voting Rights

The Members appointed by a Participating Group present and entitled to vote at any meeting of the Management Committee will collectively have that number of votes which is equal to the Ownership Interest of the Participating Group who appointed those Members, expressed as a whole number. By way of example, the Members appointed by a Participating Group whose Ownership Interest is 50% will collectively have a total of fifty (50) votes, notwithstanding the number of Members appointed by that Participating Group who are actually present at a meeting. The total number of votes that may be cast in respect of any vote by the Management Committee is one hundred (100).

5.9	Ordinary Decisions

The directors representing a Participating Group on the FinCo Board shall collectively have a number of votes proportionate to that Participating Group’s Ownership Interest in the same manner as contemplated for the Members in section 5.8. Subject to section 5.11, all decisions at any meeting of the Management Committee or FinCo Board which are not required to be made by Special Majority Decision will be made by the affirmative vote of one or more Members entitled to vote at the meeting having the right to more than 50% of the total votes of all Members entitled to vote (each an “Ordinary Decision”).

5.10	Deadlock in Ordinary Decisions

If the Management Committee or the FinCo Board cannot resolve a voting deadlock in respect of an Ordinary Decision then the process as set out in sections 22.3 and 22.4 shall be followed, with necessary modifications, but such voting deadlock shall not constitute a Dispute for any other purposes of Article 22. In the event the Management Committee or FinCo Board is still deadlocked on a matter after completion of this process, the matter will be adjourned and considered by the Members or directors as the case may be with their respective Participating Groups and brought forward at the next Management Committee Meeting or FinCo Board meeting which will be held as soon as practical but if the matter is either urgent, or upon the request of any Management Committee Member or FinCo Board member as the case may be, within 7 Business Days. If the matter remains deadlocked then it shall be referred for Expert determination on an expedited basis under section 21.6.

5.11	Special Majority Decisions

Decisions taken by the Management Committee and FinCo Board with respect to the matters set out in Schedule E will require the affirmative votes of one or more Members or FinCo Board members entitled to vote at the meeting having more than 85% of the total votes of all Members or FinCo Board members entitled to vote. Each such decision of the Management Committee or the FinCo Board is termed a “Special Majority Decision” as it relates to the Management Committee or the FinCo Board, as applicable.

5.12	Board Action

Upon a decision being made by the Management Committee pursuant to either an Ordinary Decision or a Special Majority Decision, or upon resolution of a voting deadlock in respect of an Ordinary Decision in accordance with section 5.10, each Shareholder of MineCo and ExploreCo shall direct its representatives on the Board thereof to take such actions as required to implement and give effect to such decision or resolution, subject to compliance by each such representative on such Board with its fiduciary obligations to such JV Company. In accordance with section 5.2, the Management Committee will consult with and make recommendations to each Shareholder of FinCo based on its decisions or resolutions.

5.13	Advisors and Observers

A Participating Group may arrange at its own expense for consultants or other technical personnel (“Advisers”) and up to two other persons (“Observers”) to be present at meetings of the Management Committee to assist its appointed Member(s), or in the case of the Observers to observe but not participate in the meeting unless all Members appointed by both Participating Groups consent, provided that:

(1)

the Participating Group must ensure that each Adviser and Observer is under a duty of confidentiality in relation to all information and materials to which the Adviser or Observer gains access as a consequence of the Adviser or Observer being present at a meeting of the Management Committee;

(2)

a Participating Group must inform the other Participating Group of its intention to have an Adviser or Observer attend a meeting of the Management Committee on behalf of the Participating Group at least two Business Days before the meeting (and such notice must include the name and origin of each Adviser and Observer); and

(3)	an Adviser or Observer must be an officer, director, employee or retained consultant of a company which is part of a Participating Group.

5.14	Authority of Member

Each Member will have full power and authority to represent the Participating Group which appointed the Member in all matters within the powers of the Management Committee and all acts done by the Member under this authority will be deemed to be the act of the Participating Group which appointed the Member.

5.15	Resolution Without Meeting

(1)

A resolution of the Management Committee which is signed (in one or more counterparts) by each Member appointed by each Participating Group who is entitled to vote (a “Consent Resolution”) will be as valid and effective as if it had been passed at a meeting of the Management Committee properly convened and held.

(2)	A Consent Resolution may consist of one or more documents in identical terms signed by the Members of each Participating Group.

5.16	Minutes

(1)	The Chair must appoint a secretary prior to each meeting, and arrange for minutes of each Management Committee meeting to be taken.

(2)	A copy of the minutes of each Management Committee meeting must be given to each Participating Group as soon as practicable, but no later than fourteen (14) days after each meeting.

(3)	If a Participating Group wishes to make any comments in respect of the minutes, it must do so within twenty-one (21) days after receiving the minutes by providing a notice to the Chair.

(4)

The minutes of a Management Committee meeting will be considered and approved (with or without amendments) at the next meeting of the Management Committee, and are to be signed by the Chair and are then conclusive evidence of the proceedings and decisions of the meeting to which they relate.

5.17	Sub-Committees

(1)

The Management Committee may establish one or more sub-committees to consider and make recommendations or, if the Management Committee unanimously and expressly confers such a power, decisions on such matters as the Management Committee may from time to time refer to any such sub-committee.

(2)	Each Participating Group will be entitled, but will not be obliged, to be represented on each sub-committee.

(3)	The Participating Group which has nominated the Chair of the Management Committee will appoint the chairperson of any sub-committee.

5.18	Technical Sub-Committee

(1)

Without limiting section 5.17, the Participating Groups will cause to be formed, through the nomination by each Participating Group of three or more representatives (who may be different from the Members of the Participating Groups to the Management Committee), a technical sub-committee (the “Technical Sub-Committee”).

(2)

The Technical Sub-Committee shall meet at least monthly (and shall invite the Service Provider) and shall fulfil an advisory function to the Management Committee providing reports as to the progress of any issues in respect of the Operations. The terms of reference for the Technical Sub-Committee may be determined by the Management Committee from time to time but shall include at least:

(i)	Resource and Reserve reporting and all work associated with that including material assumptions and methodology;

(ii)	technical recommendations and troubleshooting;

(iii)	approvals for expenditure (“AFEs”) including processes underlying the AFE regime in general as well as review of specific AFEs from time to time;

(iv)	study work including scope, consultants, timing, priorities and related matters; and

(v)	compliance with Operational Plans and LOM Business Plans;

(3)	Meetings of the Technical Sub-Committee will be held and otherwise conducted in the same manner as meetings of the Management Committee.

(4)	Each Participating Group must bear the travel and other expenditures of its representatives on the Technical Sub-Committee.

(5)

The Technical Sub-Committee shall have an advisory only role, and no determination of such sub-committee shall be binding on either Participating Group, any Board of a JV Company or the Service Provider unless the Management Committee resolves by Ordinary Decision that the Technical Sub-Committee’s determination should be binding.

5.19	Services

The Management Committee may:

(1)	require the Service Provider to provide it with such services as the Management Committee may request within the terms of the Services Agreement; and

(2)

engage Advisers, Observers and external consultants as required, and all expenses incurred in connection with the exercise of this power will be regarded as Costs to be paid by MineCo accordingly even if not included in an Approved Budget.

5.20	Recommendations and Decisions of Sub-Committees

Recommendations (and where applicable) decisions of any sub-committee of the Management Committee (including the Technical Sub-Committee) will be by unanimous vote. If unanimity cannot be achieved on any matter, such inability and the reasons for that will be reported to the Management Committee.

ARTICLE 6
BOARD OF DIRECTORS OF EACH JV COMPANY

6.1	Authority of the Board of a JV Company

(1)

In respect of each of MineCo and ExploreCo, the Board of such JV Company shall implement the overall policies, objectives, Operations, business and affairs of such JV Company in accordance with resolutions of the Management Committee which shall approve the activities and operations of the Service Provider (subject to Applicable Law and the other provisions of this Agreement). The Service Provider shall, pursuant to the terms of the Services Agreement, implement and carry out Approved Programs and Budgets and other decisions of the Management Committee and shall manage, direct and control the Operations and, except as otherwise provided herein or in the Services Agreement, shall at all times be subject to the overall supervision, direction and authority of the respective Management Committee.

(2)

In respect of FinCo, the Management Committee’s role is to make recommendations to the Board of FinCo as to the overall policies, objectives, Operations, business and affairs of FinCo, and decisions as to such matters shall be made by the FinCo Board as to those matters in the manner contemplated by this Agreement.

6.2	Key Responsibilities of each Board

Each Board of a JV Company shall have those responsibilities imposed by Applicable Law and it is intended by the Shareholders that each Board shall provide oversight for the activities of its JV Company generally which shall include:

(1)	overseeing Programs and Budgets carried out by the Service Provider with respect to its Operation;

(2)	(in the case of FinCo) overseeing ongoing financing and hedging activities for the benefit of MineCo and ExploreCo;

(3)	(in the case of MineCo) overseeing mining, processing, rehabilitation, and eventual mine closure; and

(4)	(in the case of ExploreCo) overseeing ongoing exploration activities.

6.3	Organization and Composition of each Board

(1)

The Boards of each JV Company shall initially consist of the following number of Directors: (i) FinCo - four (4); (ii) ExploreCo - six (6); and MineCo - seven (7) (one of which is the representative of the Government of Ghana). As of the Effective Date, the appointments for each JV Company are as set out in Schedule G and shall comply with the residency requirements of the jurisdiction of each JV Company and as stipulated in Schedule G. Each Shareholder of ExploreCo and MineCo will be entitled to appoint Directors to the Board of such JV Company on an ongoing basis in accordance with the numbers, percentages and process set out in section 5.4(2), with such necessary modifications to their articles of association or otherwise to be effected when required in order to ensure that voting power on such Boards is reflective of Ownership Interests.

(2)

Subject to the provisions of this Agreement and Applicable Laws, each Shareholder of a JV Company shall vote and reasonably cooperate to ensure that each individual duly nominated by the other Shareholder is appointed a Director of such JV Company.

(3)

If a nominee Director of any Shareholder resigns or is removed from a Board at the direction of such Shareholder or otherwise, the resulting vacancy on the Board shall be filled by a nominee of such Shareholder. The applicable Shareholder shall promptly nominate a replacement for any such Director who has resigned or has been removed and such nomination shall comply with the residency and any other Applicable Law requirements including those stipulated in Schedule G.

(4)

Each Shareholder of a JV Company must give prompt notice to such JV Company, and remove and replace any Director nominated by it, if such Shareholder acquires knowledge that such Director is not qualified to serve as a director of a corporation under Applicable Law or this Agreement.

(5)	Each Board shall establish any committee of Directors required by Applicable Law or that such Board otherwise considers necessary or appropriate.

6.4	Chair

(1)

The initial Chairs of FinCo, MineCo and ExploreCo shall be appointed by AGB. On the first anniversary of the Effective Date, the Chair of FinCo shall be appointed by GF Orogen and the Chairs of MineCo and ExploreCo shall be appointed by GFINBV. Thereafter, the right to appoint the Chairs of all three JV Companies will pass from one Participating Group to the next on a rotational basis every 12 months on the same basis as set out in section 5.6(1) until one Participating Group has an 85% or greater Ownership Interest, after which it may appoint the Chair on an annual basis.

(2)	A Chair appointed by a Shareholder must be appointed from amongst its Board representatives.

(3)

A Chair does not have a second or casting vote. To the extent that the Applicable Laws of the jurisdiction in which a JV Company is incorporated provide that a Chair shall be entitled to a second or casting vote in any circumstances, the Shareholder which nominated such Chair as a Director shall cause such individual not to exercise his or her statutory right to a casting vote.

6.5	Board Meetings

(1)

The Directors of each JV Company shall hold meetings once per calendar quarter and at such other times as the Chair of such Board shall require. The Chair of a Board shall promptly call a Board meeting upon a written request for such a meeting being given by any Director to the Chair and to all other Directors, and if the Chair does not call such a meeting within five (5) Business Days after receiving such written request then such Director may do so alone.

(2)

Each meeting of a Board shall be held upon not less than ten Business Days’ written notice given to the Directors, the Shareholders and the JV Company, or on shorter notice if all Directors consent thereto or if the Chair determines that a meeting must be held on shorter notice in order to deal with an urgent matter. Each meeting notice shall contain a reasonably detailed agenda of the business to be discussed at the meeting, together with, or referring to previously distributed, appropriate supporting material. Matters not included in the agenda may be submitted for the consideration and resolution of the Board, or notice of any meeting of the Board may be waived, only if all of the Directors, whether or not present at the meeting, unanimously agree either prior to or at the meeting. The attendance of a Director in person at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened and at the beginning of the meeting records such objection with the Chair and does not thereafter vote on any action taken at the meeting.

(3)

Each meeting of a Board shall be held in Douglas, Isle of Man in the case of FinCo and Accra, Ghana in the case of either MineCo or ExploreCo or such other place permitted by Applicable Law as may be designated by the relevant Chair. Unless otherwise expressly agreed to by the Shareholders, any or all Directors may participate in a meeting of the Board by telephone or video conference, or such other technology which is agreed to by the Board, so long as all Directors participating in the meeting can hear and communicate with each other simultaneously, and a Director participating in such a meeting by such means is deemed to be present at the meeting. A Director present at a meeting by telephone, video conference or such other means is present at the meeting for all purposes including the ascertainment of a quorum and such presence shall be duly noted in the minutes of such meeting.

(4)

Subject to applicable residency requirements, a quorum for a Board meeting is constituted by the attendance of at least two (2) Directors appointed by each Shareholder (except in the case of a Defaulting Group which has lost its right to vote pursuant to section 11.4; in which case the attendance of at least two (2) Directors appointed by a Non-Defaulting Group shall constitute a quorum). If a Shareholder’s appointment to the Board of a JV Company has been reduced to one (1) Director, then its quorum requirement is only one (1) Director. If proper notice of a meeting of the Directors is given and a quorum is not present at a meeting of the Board within sixty (60) minutes after the time fixed for holding such meeting, the meeting shall be adjourned to a date set by the Chair, which shall be the next Business Day after the date of the adjourned meeting, and at a time and place determined by the Chair. At the adjourned meeting, at least one (1) Director from each of the Shareholders shall constitute a quorum for the transaction of any business set forth on the agenda for the original meeting. With respect to FinCo, at least one (1) of the Directors must be a resident of the Isle of Man or physically present in the Isle of Man.

(5)	The rules and procedures for the conduct of a meeting of a Board not prescribed herein or in the constating documents of the particular JV Company or Applicable Law shall be determined by the Chair.

(6)

The Chair of a JV Company shall cause minutes of all proceedings and resolutions at each meeting of the Board, and of all written resolutions of the Directors, to be prepared, circulated and ratified by Ordinary Decision and then entered in books to be kept for that purpose.

(7)

At each Board meeting of MineCo and ExploreCo, each Shareholder’s Board representatives will vote in accordance with the determinations of the Management Committee, failing which that Director(s) shall be removed by the appointing Shareholder and replaced with nominees who are willing to support the determination of the Management Committee.

(8)

In lieu of a meeting, resolutions of the Boards of MineCo and ExploreCo (including Special Majority Decisions) may be validly passed, approvals given and determinations made by an instrument or instruments in writing signed (in one or more counterparts) by all Directors.

(9)	The MineCo Shareholders agree that no resolution will be put forth to the Board of MineCo such that the Director who is the Government of Ghana representative will have the deciding vote.

6.6	Financial Year

Unless otherwise determined by the Board from time to time, the financial year of each JV Company shall end on December 31.

6.7	Auditors

The auditors of each JV Company shall be such international accounting firm as is designated by its Board from time to time.

6.8	Meetings of Shareholders

(1)

An annual general meeting of the Shareholders shall be called by the Chair of each JV Company once per Financial Year. The Chair shall also promptly call a special meeting of the Shareholders upon a written request for such a meeting being given by any Shareholder or Director of a JV Company to the Chair and to all Shareholders and Directors, and if the Chair does not call such a meeting within five (5) Business Days after receiving such written request then such Shareholder may do so alone.

(2)

Each meeting of the Shareholders of a JV Company shall be held upon not less than ten (10) Business Days’ written notice (or such longer period as required under Applicable Law) given to the Directors, the Shareholders and the JV Company, or on shorter notice if all Shareholders consent thereto or if the Chair determines that a meeting must be held on shorter notice in order to deal with an urgent matter. Each meeting notice shall contain a reasonably detailed agenda of the business to be discussed at the meeting, together with, or referring to previously distributed, appropriate supporting material. Matters not included in the agenda may be submitted for the consideration and resolution of the Shareholders, or notice of any meeting of the Shareholders may be waived, only if all of the Shareholders unanimously agree either prior to or at the meeting. The attendance of a Shareholder’s representative in person at any meeting shall constitute a waiver of notice of such meeting, except where a Shareholder’s representative attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened and at the beginning of the meeting records such objection with the Chair and does not thereafter vote on any action taken at the meeting.

(3)

Each meeting of the Shareholders of FinCo shall be held in Douglas, Isle of Man, and each meeting of the Shareholders of ExploreCo and MineCo shall be held in Accra, Ghana or such other place permitted by Applicable Law as may be designated by the Chair of such JV Company. Unless otherwise expressly agreed to by the Shareholders of a JV Company, any or all Shareholders may participate in a meeting of the Shareholders by telephone or video conference, or such other technology which is agreed to by the Shareholders, so long as representatives of all Shareholders can hear and communicate with each other simultaneously, and a Shareholder participating in such a meeting by such means is deemed to be represented at the meeting. A Shareholder present at a meeting by telephone, video conference or such other means is present at the meeting for all purposes including the ascertainment of a quorum and such presence shall be duly noted in the minutes of such meeting. f

(4)

A quorum for a Shareholder meeting of a JV Company is constituted by the attendance of one (1) representative of each Shareholder. If proper notice of a meeting of the Shareholders is given and a quorum is not present at a meeting of Shareholders within thirty (30) minutes after the time fixed for holding such meeting, the meeting shall be adjourned to a date chosen by the Chair, which shall be not sooner than three (3) Business Days, and not later than ten (10) Business Days, after the date of the adjourned meeting, and at a time and place determined by the Chair and permitted by Applicable Law. At least three (3) Business Days’ notice of the adjourned meeting shall be given to each Shareholder and Director. At the adjourned meeting, any Shareholders present shall constitute a quorum for the transaction of business set forth on the agenda for the original meeting.

(5)

The rules and procedures for the conduct of a meeting of the Shareholders of a JV Company not prescribed herein or in the constating documents of the JV Company or Applicable Law shall be determined by the Chair.

(6)

The Chair of a JV Company shall cause minutes of all proceedings and resolutions at each meeting of the Shareholders, and of all written resolutions of the Shareholders, to be prepared and entered in books to be kept for that purpose.

(7)

Except in the case of Special Majority Decisions which are also required to be approved at the Management Committee level in accordance with Section 5.11, or as may be required by Applicable Law, all decisions of the Shareholders of a JV Company shall be taken by a simple majority vote of the Shareholders in accordance with the number of Common Shares held by each Shareholder in the JV Company.

(8)

In lieu of a meeting, resolutions of the Shareholders (including Special Majority Decisions) may be validly passed, approvals given and determinations made by an instrument or instruments in writing signed (in one or more counterparts) by each Shareholder of the JV Company.

6.9	Attendance Costs

If any personnel employed in Operations of a JV Company are required to attend a Board meeting or a meeting of the Shareholders of that JV Company, reasonable costs incurred in connection with such attendance shall be included as a Cost. Any reasonable costs incurred by a Shareholder (i) in connection with the attendance of its appointed Directors at a Board meeting, shall be for the sole account of the Shareholder appointing such Directors, or (ii) in connection with the attendance of Shareholder’s representatives at a meeting of the Shareholders, shall be for the sole account of such Shareholder.

6.10	Directors’ Indemnity

A JV Company shall indemnify each of its Directors in the form set forth in Schedule D, from and against all liabilities, costs, charges and expenses arising as a result of each of its Directors’ role, capacity or actions as such, including each amount paid to settle an action or satisfy a judgment incurred by such Director in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a Director, provided:

(1)	the Director acted honestly and in good faith with a view to the best interests of the JV Company; and

(2)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Director had reasonable grounds for believing that his or her conduct was lawful.

6.11	Directors’ and Officers’ Insurance

Each JV Company shall obtain and maintain a policy of directors’ and officers’ insurance for the benefit of each Director and officer of the JV Company, in an amount and on such terms to be determined by the Board on recommendation by the Management Committee.

6.12	Insurance Coverage

At all times during the conduct of Operations, each JV Company shall obtain and maintain such insurance coverage from reputable insurance companies as its Board considers necessary to protect the interests of the JV Company, such insurance coverage and the terms and conditions thereof to be approved by each Board on recommendation by the Management Committee.

ARTICLE 7
SERVICE PROVIDER FOR OPERATIONS AND SERVICES AGREEMENT

7.1	Initial Appointment of Service Provider and Services Agreement

(1)

As of the Effective Date and contemporaneous with the signing of this Agreement, MineCo, ExploreCo and GFINBV entered into a services agreement with AGI as set out in Schedule I (the “Services Agreement”) whereby AGI is appointed as the Service Provider for all of the Operations of MineCo and ExploreCo.

(2)

During its period as Service Provider AGI will allow the GF Companies and their officers and employees reasonable access to the Joint Venture Assets and the Operations, pursuant to the terms of this Agreement and the Services Agreement.

(3)

The Shareholders of MineCo and ExploreCo and AGI as Service Provider must do all things reasonably within their power to facilitate the change in Service Provider at the end of its term as Service Provider under the Services Agreement in as orderly a manner as possible including complying with section 3.5 of the Services Agreement which deals with delivery of property on change of Service Provider as if AGI had resigned as Service Provider.

(4)

Although the role of Service Provider for MineCo and ExploreCo will be governed by the Services Agreement, in the event of any inconsistencies between this Agreement and the Services Agreement, as stated in Section 25.11, the provisions of this Agreement shall be paramount over the Services Agreement except in connection with the Service Provider’s entitlement to Service Fees under the Services Agreement.

7.2	Administration of the Services Agreement

(1)

The Management Committee will provide oversight of the performance by the Service Provider of its obligations under the Services Agreement and will make determinations as to the exercise by MineCo and ExploreCo of their respective rights and obligations under the Services Agreement. Without limitation, the Management Committee will determine whether to exercise any rights of MineCo and ExploreCo to require the Service Provider to resign under the Service Agreement.

(2)

Any determination to replace the Service Provider under the Services Agreement will require approval of the Management Committee by Special Majority Decision except where the Service Provider will have deemed to have been resigned under section 3.3 of the Services Agreement (other than in the event of a deemed resignation as a result of a Special Majority Decision of the Management Committee to replace the Service Provider).

(3)

Where a resolution is put to the Management Committee to require the Service Provider's resignation under the Services Agreement upon occurrence of one of the events set forth in Section 3.3 of the Services Agreement (other than a deemed resignation as a result of a Special Majority Decision of the Management Committee to replace the Service Provider), no Member of the Management Committee appointed by the Participating Group which includes the Service Provider or any Affiliate of the Service Provider shall be entitled to vote in relation to that resolution.

(4)

If the Service Provider resigns or is deemed to have resigned under the provisions of the Services Agreement, the Management Committee will meet as soon as reasonably practicable to approve, by Special Majority Decision, the appointment of a new Service Provider and the Management Committee will appoint the party so approved as the Service Provider on the terms and conditions contained in this Agreement provided that if no new Service Provider can be appointed by such a vote then a member of the Participating Group with the largest Ownership Interest (unless such Participating Group includes the removed or resigned Service Provider or any Affiliate thereof) designated by such Participating Group will be deemed to be the Service Provider.

7.3	Obligations under the Services Agreement

The Services to be provided under the Services Agreement will be deemed to include the performance by the Service Provider of its stated obligations under this Agreement and the Service Provider will be entitled to be paid Service Fees in accordance with the Services Agreement in respect of the performance by the Service Provider of such obligations.

7.4	Funding of MineCo and ExploreCo

The Services Agreement provides in section 3.5 that performance by the Service Provider of its duties under the Services Agreement will be subject to MineCo and ExploreCo receiving sufficient funds from their Operations, FinCo or from their respective Shareholders in accordance with an Approved Program and Budget.

ARTICLE 8
INSURANCE

8.1	Service Provider to Insure

The Service Provider will, in accordance with instructions from the Management Committee from time to time, use all reasonable endeavours to effect and maintain the following insurances in the joint names of MineCo and ExploreCo, the Service Provider and others entitled to rely on that insurance to the extent of their interests (subject, in the case of sections 8.1(3) to 8.1(7) below, to such insurances being available upon commercially reasonable terms):

(1)	insurance as required under any Applicable Law relating to workers' compensation in respect of its liability to its employees engaged in Operations;

(2)	any other insurance required by Applicable Law in connection with or because of Operations;

(3)

public liability insurance in respect of any claim made by any Third Party against the Service Provider or MineCo and ExploreCo arising out of Operations or any act, omission, neglect or default occurring on or near the Project Area;

(4)	insurance cover to protect Product against loss and damage up to the Delivery Point;

(5)	business interruption insurance;

(6)

unless the Management Committee otherwise determines, insurance in respect of the loss of or damage to Joint Venture Assets for their full reinstatement value or such other amount as the Management Committee determines; and

(7)	such other insurances as may from time to time be authorised or directed by the Management Committee,

and the Service Provider must, within one month after first effecting or within one month after any subsequent renewal of the relevant policy, provide to the Management Committee and each Participating Group a summary of the insurance cover which the Service Provider has effected.

8.2	Management Committee Approvals

The Management Committee must, after consulting the Participating Groups, from time to time decide (and advise the Service Provider of the Management Committee's decision in relation to):

(1)	the types of insurance to be effected by the Service Provider;

(2)

the level of coverage (and policy deductibles where applicable) to be sought for each different type of insurance, provided that in the case of any insurance required by Applicable Law, the insured sum will be not less than the insured sum required by Applicable Law; and

(3)	the minimum credit rating that is acceptable for the insurer or insurers selected by the Service Provider.

8.3	Insurer

All insurances under section 8.1 will be effected with an insurer or insurers of good repute selected by the Service Provider, in the names of the Service Provider, MineCo and ExploreCo for their respective rights and interests. The Service Provider must wherever possible procure that all such insurances include a provision that the insurer has no right of subrogation against MineCo and ExploreCo or the Service Provider.

8.4	MineCo and ExploreCo may Insure

(1)

Each of MineCo and ExploreCo will have the right to effect and maintain at its own expense and for its own benefit any insurance in addition to the insurances effected by the Service Provider under this Article 8.

(2)

For the purpose of enabling MineCo or ExploreCo to effect and maintain any insurance for its own benefit, the Service Provider will provide in a timely manner any information or materials requested by the Management Committee, or by the Shareholders in accordance with section 13.2.

(3)

At the request of any of the Management Committee, MineCo and ExploreCo, the Service Provider will seek an estimate for any additional or top-up insurance reasonably requested by the Management Committee, MineCo or ExploreCo and will, subject to payment of any additional costs by MineCo or ExploreCo, as the case may be, take out such insurance on behalf of either or both of such JV Companies.

8.5	Advice to MineCo and ExploreCo of Change of Insurances

Any material change to any insurances effected or maintained by the Service Provider in accordance with this Article 8 will be notified to each of the Management Committee, MineCo and ExploreCo at the time of such change.

8.6	Insurance by Contractors

The Service Provider will use reasonable endeavours to ensure that all independent contractors of the Service Provider and MineCo or ExploreCo effect and maintain:

(1)	insurance as required under any Applicable Law relating to workers' compensation;

(2)	appropriate public liability insurance and professional indemnity insurance; and

(3)	any other insurance as may be required by the Management Committee.

8.7	GF Companies may Insure

Subject to agreement by the Service Provider, any one of the GF Companies (or their Affiliates) may effect and maintain insurances on behalf of the Service Provider, MineCo and ExploreCo as contemplated by this Article 8.

ARTICLE 9
PROGRAMS AND BUDGETS

9.1	All Operations Pursuant to Approved Programs and Budgets

Except as otherwise herein provided, all Operations shall be supervised by the Service Provider and Costs incurred either by the Service Provider under the Services Agreement or by the relevant JV Company under the supervision of the Service Provider but in either event shall be effected pursuant to Approved Programs and Budgets. In accordance with section 9.3, Programs and Budgets shall generally be prepared on an annual calendar year basis (and separately for each JV Company) and initially proposed by the Service Provider and may be Approved or modified by Ordinary Decision. In accordance with section 9.4, the Management Committee may by Special Majority Decision elect to adopt one or more supplemental Programs and Budgets during the year or materially amend an Approved Program and Budget.

9.2	2018 Operational Plan is Deemed First Program and Budget

(1)

The 2018 Operational Plan attached hereto as Schedule F is in an agreed form and is deemed approved and binding on the Parties. In respect of the period from the Effective Date until 31 December, 2018, the 2018 Operational Plan is an Approved Program and Budget. The Service Provider will cause MineCo and ExploreCo to operate in accordance with the 2018 Operational Plan unless divergence has been Approved by the Management Committee or except as otherwise provided in this Agreement.

(2)

The Management Committee shall meet and use reasonable endeavours during 2018 in accordance with this Agreement to promptly assess and recommend optimisations and improvements to the 2018 Operational Plan if applicable.

(3)

The Service Provider will provide prompt access to members of the Technical Sub- Committee, the Management Committee and the Directors of MineCo and ExploreCo to information, senior management of the Service Provider and the Joint Venture Assets to the extent required to facilitate, assess and negotiate optimisations and improvements to the 2018 Operational Plan.

9.3	Preparation and Approval of Annual Programs and Budgets

The Parties agree that:

(1)

prior to 28 February of each year, the Service Provider will consult with the Management Committee to discuss and agree the assumptions (including metal prices, exchange rates, prices of diesel and other key commodities consumed, and the discount rate and inflation rate) to be used in preparing a proposed annual Program and Budget involving each JV Company;

(2)

prior to 30 June of each year, the Service Provider will submit to the Management Committee a draft Program and Budget and which, among other periods, covers the period commencing on the following first day of January;

(3)

the Management Committee will promptly review the proposed Program and Budget in consultation with the Service Provider. The Service Provider will update the proposed Program and Budget to include agreed changes, prior to submission of the Program and Budget to the Management Committee for final consideration and Approval at least 3 months prior to the end of the current Financial Year; and

(4)

at the relevant meeting of the Management Committee in the final quarter of each Financial Year, or at such other time as the Participating Groups may otherwise agree, the Management Committee will consider and may Approve all or part of the proposed Program and Budget in accordance with section 9.5(1), with or without amendment.

9.4	Revision of the Program and Budget

(1)

At any time prior to the Approval and adoption of the next succeeding Program and Budget, the Service Provider may propose revisions to the then current Program and Budget for Approval by the Management Committee in accordance with the terms of this Agreement.

(2)

The Service Provider must prepare proposed revisions to any Program and Budget if, at any time, it becomes necessary to make a material alteration in respect of any of the plans specified in the most recent Program and Budget, or if the Management Committee otherwise requests such an amendment, and submit the proposed revisions for Approval by the Management Committee in accordance with the terms of this Agreement.

(3)	The Service Provider must promptly provide the Shareholders and each JV Company with any revisions to an Approved Program and Budget.

9.5	Approval of Program and Budget and Revisions

(1)

A proposed Program and Budget which is projected to be Self-Funding shall be Approved in whole or in part by the Management Committee by Ordinary Decision notwithstanding its Approval would otherwise require a Special Majority Decision.

(2)

Subject to sections 9.5(1) and 9.7(4), a material revision or variation to an Approved Program and Budget, unless it is Self-Funding, requires Approval by the Management Committee by Special Majority Decision.

9.6	Temporary Operating Plan if Program and Budget not Approved

If the Management Committee has not Approved in accordance with this Article 9 all or part of the proposed Program and Budget for the following Financial Year (the “Relevant Year”), by no later than one month prior to the commencement of the Relevant Year, the following provisions will apply for so long as the unapproved part of that proposed Program and Budget has not been so Approved:

(1)	The portions of the Approved Program and Budget for the Relevant Year will apply (to the extent practicable).

(2)

The relevant portions from the most recently Approved Program and Budget for the year prior to the Relevant Year will apply (to the extent they are applicable and were Approved and including, at a minimum, ensuring that the expenditure obligations prescribed under each of the Property Titles and all unavoidable obligations contained in agreements related to the Operations are properly met) to the portions of the Program and Budget for the Relevant Year which are not Approved by the Management Committee.

(3)

The portions of the Programs and Budgets referred to in sections 9.6(1) and 9.6(2) will together be deemed to be an Approved Program and Budget for the Relevant Year and implemented by the Service Provider in accordance with this Agreement.

(4)

When the Management Committee Approves any unapproved portion of the new Program and Budget for the Relevant Year under the terms of this Agreement, the Service Provider will, as soon as practicable, vary its activities and expenditure so as to continue in accordance with the new Approved Program and Budget.

9.7	Approved Program and Budget is Binding on the Service Provider

(1)

The most recent Approved Program and Budget, as revised and amended by the Management Committee and thereupon Approved in accordance with this Agreement, will be binding on the Service Provider and MineCo and ExploreCo.

(2)

Except as otherwise required or allowed under this Agreement, the Service Provider must use reasonable commercial efforts to cause MineCo and ExploreCo to carry on the Operations in accordance with the Approved Program and Budget.

(3)

The Service Provider is obliged and authorised to cause MineCo and ExploreCo to conduct Operations and to incur expenditure and make disbursements approved or for which an allowance or provision is made, in an Approved Program and Budget and in accordance with the Approved Program and Budget.

(4)

The Service Provider must use all reasonable endeavours not to cause MineCo and ExploreCo to incur any expenditure (including Capital Costs and Operating Costs) in excess of the amount budgeted in an Approved Program and Budget except as provided below:

(i)	aggregate over-expenditure on Operating Costs of:

A.	[REDACTED: Commercially Sensitive Information]% or less of the total expenditure items under the Approved Program and Budget is permitted without approval of the Management Committee;

B.

more than [REDACTED: Commercially Sensitive Information] % but less than 6% of the total expenditure under the Approved Program and Budget is permitted if approved in advance by Ordinary Decision of the Management Committee; and

C.	6% or more of the total expenditure under the Approved Program and Budget is permitted if approved in advance by Special Majority Decision of the Management Committee;

(ii)	aggregate unbudgeted Capital Costs (including any overruns on budgeted Capital Costs) of:

A.	up to $[REDACTED: Commercially Sensitive Information] million from that under the Approved Program and Budget is permitted without approval of the Management Committee;

B.

between $[REDACTED: Commercially Sensitive Information] million and $[REDACTED: Commercially Sensitive Information] million from that under the Approved Program and Budget is permitted if approved in advance by Ordinary Decision of the Management Committee; and

C.	$5 million or more from that under the Approved Program and Budget is permitted if approved in advance by Special Majority Decision of the Management Committee; and

(iii)	reasonable expenditure to fund urgent action under section 9.8 is permitted without approval of the Management Committee.

In the event that the Service Provider reasonably concludes that Operating Costs or Capital Costs will exceed the thresholds for the Service Provider’s authority provided in subsections (i) and (ii) above, the Service Provider will notify the Management Committee and the Management Committee will forthwith meet to consider any alterations to the Approved Program and Budget reasonable necessary to address the anticipated increases in Operating Costs and/ or Capital Costs. If increases to the budgeted Operating Costs and/or Capital Costs are not approved, the Management Committee will consider such alterations to the operating plan as may be required to enable MineCo and ExploreCo to conduct Operations within the budgeted Operating Costs and/or Capital Costs, inclusive of Service Fees.

9.8	Urgent Action

(1)

Subject to section 9.8(3), the Service Provider has the right and obligation to take such action as is reasonably necessary to prevent or correct unforeseen circumstances that give rise to material risk to human health or safety, risk to the environment, risk to property condition or title, and to avoid and mitigate other physical, commercial or legal risks and to ensure MineCo and ExploreCo comply with their respective contractual and legal obligations in relation to the Operations.

(2)	The Service Provider must promptly notify MineCo and ExploreCo and the Management Committee as and when any costs of the nature referred to in section 9.8(1) above are incurred.

(3)	To the extent that time permits, the Service Provider must use reasonable endeavours to:·

(i)	seek the approval of the Management Committee as otherwise required of it under this Agreement; or

(ii)	consult with MineCo and ExploreCo and the Management Committee, as soon as reasonably practicable after becoming aware of the need to take urgent action.

9.9	Participation Election into Programs and Budgets Requiring Group Funding

In the event that an Approved Program and Budget for a Financial Year forecasts a requirement of an aggregate contribution from the Participating Groups in excess of $20 million as a result of that Approved Program and Budget, then the following provisions will apply:

(1)

Each Participating Group must elect by notice to the Management Committee within fourteen (14) days after the final vote adopting an Approved Program and Budget, or if applicable, within fourteen (14) days after the determination of an alternative Approved Program and Budget by an Expert, and notwithstanding its vote concerning adoption of the Approved Program and Budget, to participate in funding the Approved Program and Budget either:

(i)	in proportion to its respective Ownership Interest,

(ii)	in some lesser amount than in proportion to its respective Ownership Interest, or

(iii)	not at all.

If a Participating Group fails to so notify the Management Committee of the extent to which it elects to participate, the Shareholder shall be deemed to have elected not to contribute to such Approved Program and Budget as of the beginning of the Program Period.

A Participating Group that elects (or is deemed to elect) to contribute to an Approved Program and Budget some lesser amount than in proportion to its respective Ownership Interest, or not at all, is deemed to be a “Reducing Group” and the election is deemed to be a “Reduced Participation Election”.

(2)	In case of a Reduced Participation Election by a Reducing Group, then the other Participating Group (the “Non-Reducing Group”) will have the following options:

(i)

the Non-Reducing Group may elect to fund the difference between the Reducing Group’s proportionate share of the Approved Program and Budget determined by reference to its Ownership Interest and the amount that the Reducing Group has elected to contribute (the “Reducing Group Shortfall”) either by way of a priority loan (a “Priority Loan Election”) or by way of dilution of the Reducing Group’s Ownership Interest (a “Reducing Group Dilution Election”), such election to be made at the Non-Reducing Group’s discretion; or

(ii)

the Non-Reducing Group may give notice to the Management Committee of its determination not to contribute the Reducing Group Shortfall and the Management Committee will thereafter meet to consider and Approve an amended (reduced) Approved Program and Budget in respect to which the Participating Groups are willing to make a 100% funding commitment.

The Non-Reducing Group will give notice in writing of its election within ten (10) Business Days of the date of receipt of notice of the Reduced Participation Election.

9.10	Priority Loan Election

If the Non-Reducing Group makes a Priority Loan Election, then all amounts contributed by the Non-Reducing Group to FinCo (or if applicable, another JV Company) on account of the Reducing Group Shortfall to fund the Approved Program and Budget during the Program Period will be a loan to such JV Company (a “Priority Loan”) with the following terms:

(1)

the Priority Loan will not be considered a Shareholder Loan and will not be included in any calculation of the Shareholder Loan Account of the member of the Non-Reducing Group which contributes such amount, and for greater certainty the respective Ownership Interests of each of the Participating Groups in the Joint Venture will not be recalculated in accordance with section 3.8 as a result of the making of the Priority Loan;

(2)

FinCo (or, if applicable, such other JV Company) will repay the Priority Loan to the Non-Reducing Group from available Distributable Cash in priority to repayment of all Shareholder Loans to the Shareholders of any JV Company and in priority to the issuance of any dividends or repayment of any share capital to such Shareholders; and

(3)	the Priority Loan will be unsecured and bear interest at the Interest Rate.

9.11	Reducing Group Dilution Election

If the Non-Reducing Group makes a Reducing Group Dilution Election, then the following will apply:

(1)

If the Approved Program and Budget is fully committed to without the Reducing Group, the Ownership Interest of the Reducing Group in the Joint Venture shall be recalculated and reduced in accordance with section 11.8, giving effect to Dilution, as if such reduction was the consequence of the Non-Reducing Group making a Cover Payment under section 11.7, with section 11.8 applied but without any Penalty Dilution;

(2)	the Ownership Interest of the Non-Reducing Group in the Joint Venture shall be increased by the amount of the reduction in the Ownership Interest of the Reducing Group; and

(3)

whenever the Ownership Interests of the Participating Groups in the Joint Venture are recalculated pursuant to this section 9.11 (subject to further recalculation pursuant to section 9.13(2)) and section 11.8, the Capital Accounts of each Participating Group will be recalculated in accordance with section 11.9.

9.12	Approved Programs Require 100% Funding Commitments

Neither the Management Committee nor the Service Provider shall proceed with any Approved Program and Budget until MineCo has received commitments to fund one hundred percent (100%) of the Approved Program and Budget from at least one (1) Participating Group. If there is a shortfall of commitment to the Approved Program and Budget after the election procedures in sections 9.9(1) and 9.9(2), the Service Provider shall propose and the Management Committee shall consider a reduced Program and Budget and, if such Program and Budget is Approved by the Management Committee, the review and election procedures in sections 9.9(1) and 9.9(2) shall apply to the reduced Approved Program and Budget. This process shall be repeated until an Approved Program and Budget has been committed to as to one hundred percent (100%) by at least one (1) Participating Group.

9.13	Actual Programs and Budget Costs To be Reconciled on Completion

If a Reducing Group makes a Reduced Participation Election under section 9.9(1) and the Approved Program and Budget proceeds, then within sixty (60) days after the conclusion of such Approved Program and Budget, the Service Provider shall report the total amount of money expended plus the total obligations incurred by the Service Provider for such Budget and the following will apply:

(1)

in the event that the Non-Reducing Group has made a Priority Loan Election, the Management Committee will thereafter calculate the actual total amount of the Priority Loan and report to each of the Participating Groups on its determination; and

(2)	in the event that the Non-Reducing Group has made a Reducing Group Dilution Election:

(i)

if the Service Provider ultimately expends or incur obligations that are more or less than the Approved Budget, the Ownership Interests of the Reducing Group and the Non-Reducing Group in the Joint Venture shall be recalculated pursuant to section 11.8 by substituting each such Participating Group’s actual contribution to the Approved Budget in lieu of such Participating Group’s estimated contribution at the time of the Reducing Group’s election under section 9.9(1); and

(ii)

the Service Provider, on behalf of both Participating Groups, shall make such reimbursements, reallocations of Products, contributions and other adjustments as are necessary so that, to the extent possible, each Participating Group will be placed in the position it would have been in had its Ownership Interests in the Joint Venture as recalculated under this section 9.13(2) been in effect from and as of the date on which the Reducing Group completed payment of both the Reducing Group Shortfall and the Non-Reducing Group’s own contribution.

9.14	Participating Group’s Right to Sole Risk Development

(1)

If the Management Committee has received a Positive Feasibility Study (whether prepared by the Service Provider or prepared by a Participating Group on its own initiative and at its own cost) with respect to a new development program which is a new Mine or material expansion of an existing operation (a “Development Project”) and after a Program and Budget for the Development Project (a “Development Program and Budget”) has been submitted to the Management Committee by the Service Provider or initiating Participating Group as the case may be, there is a continuing deadlock at the Management Committee in connection with Approving a Development Program and Budget, then this section 9.14(1) and section 9.14(2) shall apply after six (6) months have elapsed from delivery of such Positive Feasibility Study. After such six (6) month period, the Management Committee Members appointed by such initiating Participating Group may, at any duly convened Management Committee meeting for which 60 days’ notice of an intention to propose a Development Program and Budget was given (which notice must also provide reasonable information confirming that the conclusions of the Positive Feasibility Study are still valid), call for a vote on a Development Program and Budget based on that Positive Feasibility Study. The Management Committee shall thereupon discuss in good faith the merits of Approving a Development Program and Budget (where good faith refers to the technical and economic feasibility of the posited Mine or expansion in the Positive Feasibility Study and which considerations shall not include considerations about a Participating Group’s own funding abilities or other project development priorities).

(2)

For purposes hereof, a “Positive Feasibility Study” is one which is compliant with NI 43-101 and prepared to the recognized standard for bank financing by (or audited and certified by) independent engineers of international standing, and which, using average consensus metal price forecasts and discount rates and other assumptions, projects a most likely case internal rate of return of at least 15% on funds invested in the Development Project.

(3)

If the Management Committee Members of the other Participating Group refuse to vote in favour of the Development Program and Budget after such good faith discussion, then if the Participating Group whose Members have called for the vote in favour of a Development Program and Budget can adduce evidence to the satisfaction of the other Participating Group, acting reasonably, that it is fully able to fund 100% of the costs of the Development Program and Budget via a combination of cash-in-hand, equity financing and project debt financing availability, subject to customary financing terms and conditions, with such funds fully committed and earmarked for the Development Project, then it may call for a second vote on the Development Program and Budget. If in the second vote the other Participating Group’s Members again vote against the Development Program and Budget, the Participating Group whose Members vote in favour shall thereupon have the right to implement the Development Program and Budget at its sole risk and expense.

(4)

The sole risk Development Program and Budget may not proceed without the non- participating Participating Group’s consent if it would materially interfere with or interrupt existing Operations unless reasonable financial arrangements are made to fairly compensate such Participating Group for the loss resulting from any interference with or interruption of existing Operations.

(5)

If the Participating Group implementing the Development Program and Budget does not include the Service Provider, that Participating Group has the right to appoint a separate manager of the Development Project with similar rights, duties and authorizations in connection with the Development Project and the Development Program and Budget.

(6)

If the Participating Group which is entitled to sole fund the Development Program and Budget elects to proceed with implementation then the Management Committee shall cooperate in good faith to facilitate such implementation and to effect efficient integration into existing Operations.

(7)

The Participating Group implementing the Development Program and Budget shall maintain a separate internal account of the Costs it has incurred, including financing charges and the Cost of the Positive Feasibility Study, in implementing the Development Program and Budget which Costs shall be disclosed to the Management Committee at regular meetings or on request. These Costs shall not form part of Capital Accounts except as provided in section 9.14(8) and do not constitute a loan to any JV Company.

(8)

Upon completion of the Development Program and Budget, the non-contributing Participating Group shall have the right, for 180 days, to back-into the entitlement to cash flow from the Development Project for the same pro rata Ownership Interest therein to which it would have been entitled had it initially participated in funding such Development Project, by paying to the sole risk Participating Group (i) its pro rata Ownership Interest share of actual Costs incurred by the sole risk Participating Group calculated in accordance with section 9.14(7) (the “Cost Reimbursement Amount”) plus (ii) a risk premium of fifty percent (50%) of such actual Costs (the “Risk Premium Amount”). The Cost Reimbursement Amount) (but not the Risk Premium Amount) shall be added to the non-contributing Participating Group’s Aggregate Capital Account. The sole risk Participating Group shall concurrently contribute to the Joint Venture its entitlement to priority cash flows from the Development Project, and shall add the amount of its actual Costs calculated in accordance with section 9.14(7), less the Cost Reimbursement Amount, to its Aggregate Capital Account so that the capital contributions of both Participating Groups is credited in proportion to their Ownership Interests.

(9)

The assets comprising the Development Project shall belong to MineCo or ExploreCo, as determined by the Management Committee, and shall at all times form part of the Joint Venture Assets although they will be managed by the sole risk Participating Group unless and until the entitlement to (and responsibility for) the cash flow therefrom is transferred to the Joint Venture.

(10)

If the non-contributing Participating Group does not back-into the entitlement to cash flows from the Development Project pursuant to section 9.14(8), the sole risk Participating Group (a) shall continue to be entitled to mine and process the ores described in the Positive Feasibility Study of the Development Project for its own account and (b) shall be entitled to 100% of the cash flow from such operations (and shall be responsible for 100% of its cash requirements) until not earlier than such time as it has recovered from such 100% of cash flows its cumulative Costs (including any subsequent operating losses) plus interest thereupon plus a risk premium of one hundred percent (100%) of such aggregate amount. Thereupon at the option of the non-contributing Participating Group by notice given in writing to the sole risk Participating Group, (i) the entitlement to future cash flows from the Development Project shall be contributed to the Joint Venture by the sole risk Participating Group for $1.00 consideration, (ii) the entitlement to future cash flows from the Development Project will thereafter be shared in accordance with the existing Ownership Interests of the Participating Groups, and (iii) the Management Committee shall assume responsibility for the Operations comprising the Development Project.

(11)

If the Participating Group pursuing a sole risk Development Project commences it and either fails to complete it, or pursues it, in such a way that in either case causes interference, loss or damage to existing Joint Venture Operations or the other Participating Group which are not compensated for under section 9.14(4), it shall for greater certainty be deemed to be a default by the sole risk Participating Group which may give rise to an Event of Default under section 11.1(3)(iii).

ARTICLE 10
PROVISION OF FUNDS

10.1	Proportional Contribution

Subject to its election rights in section 9.9, each Participating Group must contribute to Costs in proportion to its respective Ownership Interest, and Cash Notices issued under this Article 10 will be prepared accordingly. Based on the decision of the FinCo Board, funding may occur via one or more intercompany loans from FinCo to, or the issuance to FinCo of Redeemable Shares by, each of MineCo or ExploreCo, as the case may be, in which case the Cash Calls will only be made to the Shareholders of FinCo.

10.2	Funding of MineCo and ExploreCo from Cash Flow

The Participating Groups intend that MineCo and ExploreCo will be funded from the following sources in the following order or priority:

(1)	first, through positive cash flow, if any, from Mining,

(2)	second, debt financing from external sources, and

(3)	lastly, from direct Shareholder Loans or intercompany loans from FinCo.

The Participating Groups agree that direct Shareholder Loans or intercompany loans from FinCo shall only be sought (or proposed in a Program and Budget) in extremely limited circumstances to the extent cash flow and existing cash reserves are or will be insufficient, unless the FinCo Board has otherwise determined.

10.3	Shareholder Guarantees

To the extent that any third party guarantees of any members of a Participating Group or security over the assets of the Shareholders of any of the JV Companies, or any other members of the Participating Groups, are required to secure or maintain after the date hereof any external debt financing or other contractual obligations of MineCo, each Participating Group will cause one or more of its members to provide such equivalent guarantees and security in proportion to its Ownership Interest as are reasonably required, following a determination to such effect by the FinCo Board. Such proportional guarantee obligations will extend to any security required in respect of the existing gold sale and purchase agreement (the “Offtake Agreement”) dated as of July 14, 2014, as amended as of October 20, 2015, between MineCo, ExploreCo and EXP T2 Ltd. (“Red Kite”), an affiliate of Red Kite Mine Finance Trust I, on a going forward basis after the execution of this Agreement, and the GF Companies will provide guarantees equivalent to those given by the AG Companies. The Parties agree to use commercially reasonable efforts to negotiate with Red Kite to minimize the guarantees and security required in connection with the Offtake Agreement.

10.4	Monthly Cash Notice

(1)

Based on an Approved Program and Budget (as revised by the Management Committee from time to time) or where applicable any Approved Program and Budget deemed as such under section 9.6, the Service Provider must submit to each Participating Group, on or before the 15th day of each Month, a statement (a “Cash Notice”) showing:

(i)	the estimated disbursements to be made for Costs during the following Month (showing Operating Costs and Capital Costs separately);

(ii)	the estimated cash flows from Operations for the following Month;

(iii)	the estimated working capital position of each JV Company at the beginning and end of the following Month;

(iv)	the estimated Cash Distributions for the following Month;

(v)

the extent, if any, to which estimated required disbursements can be satisfied by funds already held by the Service Provider or a JV Company for the account of the Participating Groups, and from cash from Operations;

(vi)

the amount (a “Called Sum”) required to be paid by each Participating Group in order to fund the Approved Program and Budget for the following Month, if any (which, for the avoidance of doubt, is the cash amount which is required to be paid by a Participating Group after the application of funds held by the Service Provider or such JV Company in accordance with section 10.4(1)(v) and after taking into account cash flows from Operations);

(vii)	the place or places where, and manner in which, payment is to be made; and

(viii)	such other details as the Management Committee may from time to time direct.

A demand for a Called Sum (a “Cash Call”) to the Participating Groups may be made at the FinCo level and then advanced down to MineCo and ExploreCo as required in order to avoid having Shareholder Loans at the MineCo and ExploreCo levels. All Called Sums will be advanced by each Participating Group as a Shareholder Loan, Share Subscription for Redeemable Shares or Capital Contribution as determined by the FinCo Board, and FinCo will advance such amounts to MineCo and ExploreCo as required to fund Operations in accordance with the Approved Program and Budget.

(2)	Subject to section 10.5, a Called Sum for a Month may be for an amount which is :

(i)	under 105% of the monthly Called Sum forecast for that Month under the then current Approved Program and Budget without approval of the Management Committee;

(ii)

105% or more, but less than 110%, of the monthly Called Sum forecast for that Month under the then current Approved Program and Budget, if approved by an Ordinary Decision of the Management Committee; or

(iii)	110% or more of the monthly Called Sum forecast for that Month under the then current Approved Program and Budget, if approved by a Special Majority Decision of the Management Committee,

provided that:

(iv)

if at any time after the first 3 months of the Financial Year, the "year to date" Called Sum and the proposed Called Sum for the next Month would be greater than 105% of the Called Sum forecast for that period under the then current Approved Program and Budget, the proposed Called Sum for the next Month requires approval by an Ordinary Decision of the Management Committee; and

(v)

if at any time after the first 3 months of the Financial Year, the "year to date" Called Sum and the proposed Called Sum for the next Month would be greater than 110% of the Called Sum forecast for that period under the then current Approved Program and Budget, the proposed Called Sum for the next Month requires approval by a Special Majority Decision of the Management Committee.

10.5	Emergency Cash Call

(1)

If at any time the Service Provider is, or is likely to be, required to take urgent action under section 9.8 which requires funds in excess of the funds then available to the Service Provider, and which have not been provided for in the most recent Cash Notice, the Service Provider may issue an emergency Cash Call to each Participating Group stating:

(i)	the amount of funds required for Costs;

(ii)	the Called Sum required to be paid by each Participating Group;

(iii)	the place or places where, and manner in which, payment is to be made; and

(iv)	the circumstances, in reasonable detail, giving rise to the necessity for obtaining such funds.

(2)

Each Participating Group must, as soon as practicable (and in any event within five Business Days) after receipt of an emergency Cash Call, pay to the relevant JV Company the Called Sum applicable to it.

(3)

The Parties acknowledge that section 10.4 does not apply to any Cash Calls made under this section 10.5 but the Service Provider will endeavour to estimate the expected Cash Call requirements under this section 10.5 as soon as practicable.

10.6	Bank Accounts

(1)

All Called Sums and other moneys received or earned by the Service Provider on behalf of the Participating Groups will be deposited into a designated account or accounts in the names of MineCo and ExploreCo, maintained at a branch or branches of a bank.

(2)

The Service Provider alone will be responsible to operate such account or accounts and may from time to time temporarily invest any surplus funds in such account in accordance with such short term investment policies as may from time to time be approved by the Management Committee.

(3)	No such investment will have a maturity exceeding the time within which the funds so invested are required to be disbursed on account of Costs.

(4)

All funds in the account (including any short term investments acquired with such funds) will remain the beneficial property of the respective JV Company until such time as those funds are disbursed on account of Costs or otherwise at the direction of the Management Committee.

(5)	The Service Provider must notify the respective JV Company when the Service Provider opens or closes any bank account acting as agent for the respective JV Company.

10.7	Disbursements from Bank Accounts

The Service Provider will make from the accounts referred to in section 10.6 all disbursements which are required to be made from time to time on account of Costs.

10.8	Repayment of Surplus Funds

(1)

The Service Provider will, unless otherwise directed by the FinCo Board by Ordinary Decision, repay to each Participating Group (other than a Defaulting Group) any funds which are in excess of that Participating Group’s share of the estimated disbursements for the following Month and the amount of working capital deemed necessary by the Service Provider for Operations as set out in the Cash Call provided to that Participating Group in accordance with section 10.4(1). For clarification, this requirement only applies to funds advanced directly by Shareholders as Shareholder Loans to MineCo and ExploreCo and any funds advanced via loans from FinCo to MineCo and ExploreCo should be repaid in accordance with the terms thereof or in any other manner as determined by the FinCo Board.

(2)

The Service Provider will not be obliged to repay any such funds to a Participating Group if the amount is less than $50,000 but will adjust the next Called Sum or include it in the next payment of Distributable Cash.

10.9	Use and Accounting for Called Sums

The Service Provider will use Called Sums for the stated purpose in the relevant Cash Call notice and for no other purpose and will fully account for the amounts so called.

ARTICLE 11
DEFAULTS AND REMEDIES

11.1	Event of Default

Any one or more of the following events with respect to any defaulting member of either Participating Group (such Participating Group being referred to as a “Defaulting Group”) is an Event of Default:

(1)

failure by such Participating Group to pay a Called Sum (under sections 10.4 or 10.5) within 5 Business Days after receipt of written notice from the other Participating Group or the Service Provider given under section 11.2;

(2)	an Insolvency Event occurs in relation to a member of such Participating Group;

(3)	any default by a member of such Participating Group in the performance of any material obligation under a Joint Venture Document (other than a default referred to in section 11.1(1) or 11.1(2)):

(i)

which is reasonably capable of being remedied within 30 Business Days after receipt of written notice from the other Participating Group or the Service Provider given under section 11.2, but which is not remedied within such period;

(ii)

which is capable of remedy but is not reasonably capable of being remedied within 30 Business Days after receipt of written notice from the other Participating Group or the Service Provider given under section 11.2, and in respect of which the Defaulting Group either (A) fails to commence or has not otherwise taken bona fide steps to remedy the relevant default within 30 Business Days after receipt of such notice or (B) fails to remedy the relevant default within 50 Business Days after receipt of such notice (or such longer period as may be determined by the Management Committee, where any Member appointed by the Defaulting Group shall not be entitled to vote in respect of such determination); or

(iii)

which is not capable of remedy, where the Defaulting Group has not paid monetary compensation to the Non-Defaulting Group within 30 Business Days of receipt of notification of the amount of compensation payable as determined under section 11.2(4);

provided that (i) any default or Event of Default by a member of a Participating Group hereunder shall be deemed to be a default or Event of Default (as the case may be) by each member of such Participating Group, and (ii) upon any Participating Group becoming a Defaulting Group hereunder, each member of the Defaulting Group shall be deemed to have committed an Event of Default. The Parties hereby agree that, unless the context otherwise requires, the provisions of this Agreement relating to the rights, remedies and obligations of a Defaulting Group or a Non-Defaulting Group shall apply to each member of the Defaulting Group or the Non-Defaulting Group.

11.2	Notices of Default

(1)	If any Participating Group:

(i)	fails to pay when due any Called Sum; or

(ii)	defaults in the performance of any of its other material obligations under any of the Joint Venture Documents,

the Service Provider must, as soon as practicable after it becomes aware of that default, notify the Defaulting Group and the other Participating Group (the “Non-Defaulting Group”) of that default.

(2)	Failure by the Service Provider to give such notice will not release the Defaulting Group from any of its obligations under the Joint Venture Documents.

(3)

If a Participating Group becomes aware that the other Participating Group has defaulted in the performance of any of its material obligations under any of the Joint Venture Documents and whether or not the Service Provider has given a notice of default to the Defaulting Group under section 11.2(1), such Participating Group has the right to give notice of default to the Defaulting Group and the Service Provider.

(4)

If a default by a Participating Group of a material obligation under any of the Joint Venture Documents is not capable of being remedied, the Participating Groups must agree in writing as to the amount of adequate monetary compensation to be paid by the Defaulting Group to compensate the Non-Defaulting Group for that default. If the Participating Groups have not reached agreement within 14 days after the date on which notice of default is given by the Non-Defaulting Group or the Service Provider under this section 11.2, that amount must be referred to an Expert for determination in accordance with Article 21, who must make such determination within 30 days of his or her appointment. On agreement or determination of the amount of adequate monetary compensation under this section 11.2(4), that amount, and any interest and costs payable or reimbursable under this Agreement, becomes money due and payable by the Defaulting Group to the Non-Defaulting Group or other payee determined by the Expert within the 30 Business Day period referred to in section 11.1(3)(iii).

11.3	Payment of Interest upon Default

If a Participating Group defaults in paying the whole or part of any Called Sum, that Defaulting Group must, in addition to complying with its other obligations set out herein to the other Parties, pay to the relevant JV Company to which such Called Sum is required to be paid interest on such unpaid amount at the Interest Rate calculated on daily balances, and capitalised monthly, from the due date for payment to the date of actual payment.

11.4	Rights Following an Event of Default

If an Event of Default occurs then until such Event of Default has been rectified (and the Defaulting Group has paid all amounts due but unpaid by it in relation to the default under any Joint Venture Document):

(1)	the Members on the Management Committee and Directors on the Boards of each of the JV Companies appointed by the Defaulting Group or any Shareholder which is a member thereof:

(i)	will not have the right to vote at meetings of the Management Committee or of the Board of any JV Company;

(ii)	will not be counted for the purposes of determining any relevant quorum; and

(iii)	if a Chair of the Management Committee or of the Board of any JV Company, will cease to be Chair and the Non-Defaulting Group may appoint the Chair;

(2)	no member of the Defaulting Group will have the right to participate in the management of the Joint Venture or to participate in any determinations under this Agreement;

(3)	the Defaulting Group will continue to have the right to receive the reports and information from the Service Provider under Article 12;

(4)	the Non-Defaulting Group may exercise each and every power and remedy as provided in section 11.6; and

(5)	the Non-Defaulting Group may acquire the Ownership Interest of the Defaulting Group subject to and in accordance with section 11.10.

11.5	Payment of a Defaulted Called Sum

(1)

The Non-Defaulting Group may pay on behalf of the Defaulting Group all or any part of any amount owing by such Defaulting Group to any JV Company (including under section 11.2(1)(i) or 11.3), such payment to be made by the Non-Defaulting Group, if at all, forthwith upon the occurrence of the Event of Default in respect of such payment by the Defaulting Group.

(2)

If the Non-Defaulting Group pays any amount on behalf of a Defaulting Group under section 11.5(1), the Non-Defaulting Group shall elect in writing and notify the Defaulting Group whether the amount so paid will (i) constitute a debt due for a Cover Payment and, if so, it shall be payable by the Defaulting Group to the Non-Defaulting Group, and will bear interest at the Interest Rate calculated on daily balances, and capitalised monthly, from the date such debt became due to the Non-Defaulting Group until the date such debt is paid by the Defaulting Group; or (ii) constitute an Event of Default for which Dilution of the Defaulting Group is elected under sections 11.8 and 11.9.

11.6	Authority to Escrow Shares in Event of Default

It is acknowledged that, for the purposes of securing the performance of a Defaulting Group’s obligations under the Joint Venture Documents and in order to secure the rights of the Non-Defaulting Group during the Option Exercise Period as contemplated in section 11.10, each Participating Group agrees that, following an Event of Default and until such Event of Default has been remedied, each JV Company in which the Defaulting Group holds Shares shall on request of the Non-Defaulting Group transfer all of such Shares to an escrow agent who shall be a practicing solicitor in Ghana (in the case of MineCo or ExploreCo) or the Isle of Man (in the case of FinCo), to be held for the benefit of the Non-Defaulting Group pending a resolution of such Event of Default. Such solicitor will execute a tri-partite agreement with the Defaulting Group and Non-Defaulting Group to hold such JV Company shares until the Defaulting Group and Non-Defaulting Group mutually agree to a resolution or a court in Ghana, the Isle of Man], as the case may be otherwise orders, and the Defaulting Group and Non-Defaulting Group’s respective nominees on the Board of each JV Company shall pass any necessary resolutions to effect such transfer into escrow and subsequently in accordance with the agreement of the affected Parties or any order of such court.

11.7	Remedies for Event of Default in an Approved Program and Budget

(1)

Upon the occurrence of an Event of Default by a Defaulting Group in connection with implementation of an Approved Program and Budget, the Management Committee (or failing the Management Committee doing so, the Non-Defaulting Group) will notify the Defaulting Group of the Event of Default (the “EOD Notice”).

(2)

If the EOD Notice is the first one given by the Defaulting Group in connection with an Approved Program and Budget (a “First Event of Default”), the Defaulting Group shall respond to the EOD Notice within five Business Days and confirm whether in good faith it believes it can cure the Event of Default within ninety (90) calendar days from the date of the EOD Notice and furthermore whether it anticipates that any further Events of Default by it are likely in connection with implementation of the balance of the Approved Program and Budget (the “EOD Response”).

(3)

If (A) the Event of Default consists of a failure by the Defaulting Group to pay a Called Sum to a JV Company, and (B) in the case of a First Event of Default only, the EOD Response confirms that the Defaulting Group believes it can cure the Event of Default within ninety (90) calendar days from the date of the EOD Notice and that it does not anticipate that any further Events of Default by it are likely in connection with implementation of the balance of the Approved Program and Budget, then the Non- Defaulting Group may elect to either:

(i)	provide the relevant JV Company with a cover payment up to the amount defaulted upon (a “Cover Payment”) on behalf of the Defaulting Group; or

(ii)

require the Management Committee to instruct the Service Provider to reduce and/or delay the implementation of the current Approved Program and Budget in such a way that the funds available to the Service Provider (including any lesser amount which the Defaulting Group has paid in connection with the Cash Call which gave rise to the Event of Default plus an equivalent amount contributed by the Non-Defaulting Group in connection with such Cash Call) are sufficient to meet the obligations that then exist and will in future arise under the Approved Program and Budget without making a Cover Payment. Any amount contributed by the Non-Defaulting Group in connection with such Cash Call in excess of the amount contributed by the Defaulting Group in connection therewith shall be promptly refunded to the Non-Defaulting Group by the relevant JV Company.

(4)

If the Non-Defaulting Group makes a Cover Payment to the relevant JV Company, the Defaulting Group will have the right to make payment to such JV Company of an amount equal to the Cover Payment plus interest (calculated at the Interest Rate) within the 90 calendar day period following the advance of the Cover Payment. If the Defaulting Group makes such payment of the Cover Payment plus interest to the relevant JV Company within the 90 calendar day period, the JV Company will then repay the Cover Payment plus interest (calculated at the Interest Rate) to the Non-Defaulting Group. If the Defaulting Group fails to pay the full amount equal to the Cover Payment plus interest to the relevant JV Company within such 90 calendar days, the Defaulting Group shall suffer Dilution plus Penalty Dilution to its Ownership Interest.

11.8	Dilution and Penalty Dilution

(1)

Reduction of a Participating Group’s Ownership Interest in the Joint Venture may occur (i) voluntarily in respect of a Reducing Group’s Reduced Participation Election under section 9.11(1), or (ii) involuntarily in respect of a Defaulting Group under section 11.7(4) (in each case, “Dilution”). Dilution shall be expressed as a percentage calculated as the amount of the Reducing Group Shortfall funded by a Non-Reducing Group pursuant to a Reducing Group Dilution Election, or the amount of the Cover Payment made by a Non-Defaulting Group, in each case divided by the Fair Market Value of the Joint Venture, as agreed by the Parties or, failing such agreement, as calculated in accordance with section 11.11. Dilution shall be calculated effective (i) in the case of Dilution under section 9.11(1) (subject to recalculation pursuant to section 9.13(2)), as of the date the Non-Reducing Group has made payment of both the Reducing Group Shortfall pursuant to a Reducing Group Dilution Election and the Non-Reducing Group’s own contribution, and (ii) in the case of Dilution under section 11.7(4), as of the date the Non-Defaulting Group has made payment of both the Cover Payment and the Non-Defaulting Group’s own contribution.

(2)

In the event a Cover Payment is made consequent upon an Event of Default under section 11.7(4), there shall be added to the Dilution otherwise calculated pursuant to section 11.8(1) a penalty amount of dilution equal to 50% of such calculated Dilution (such additional Dilution amount being the “Penalty Dilution”).

11.9	Allocation of Dilution

Upon adjustment to a Participating Group’s Ownership Interest as a result of Dilution, the Capital Accounts of each Participating Group will be recalculated in accordance with Article 3, with adjustments to be made to the Capital Accounts effective as of the deemed date of the adjustments to the Ownership Interests of the Participating Groups as set out in section 11.8(1) .

11.10	Option to Acquire Ownership Interest of Defaulting Group

(1)

Upon the second or any subsequent occurrence of an Event of Default by a Defaulting Group in connection with implementation of an Approved Program and Budget (which for greater certainty shall include any amended, updated, re-approved, replacement or succeeding Approved Program and Budget to the one in respect of which the First Event of Default by such Defaulting Group occurred), or in the event that the EOD Response delivered pursuant to section 11.7(2) in connection with a First Event of Default does not confirm that the Defaulting Group believes it can cure the Event of Default within ninety (90) calendar days from the date of the EOD Notice and that it does not anticipate that any further Events of Default by it are likely in connection with implementation of the balance of such Approved Program and Budget (in which case the failure by the Defaulting Group to provide such confirmation shall itself be deemed to constitute a further Event of Default), the Management Committee (or failing the Management Committee doing so, the Non-Defaulting Group) will again notify the Defaulting Group of such Event of Default with an EOD Notice.

(2)

Upon such second or subsequent occurrence of an Event of Default, and until such Event of Default has been rectified, the Non-Defaulting Group, in addition to its remedies set out in sections 11.7(3)(i) and 11.7(3)(ii), will have the option to elect to acquire the whole of the Ownership Interest of the Defaulting Group in the Joint Venture (the “Subsequent EOD Option”).

(3)

The Subsequent EOD Option may be exercised by notice in writing (an “Exercise Notice”) given to the Defaulting Group at any time during the 60 day period immediately following the later of the occurrence of the Event of Default and the date that the Management Committee (or the Non-Defaulting Group) gives the Defaulting Group an EOD Notice (the “Option Exercise Period”), provided the Event of Default giving rise to the Subsequent EOD Option remains unremedied as at the date of the Exercise Notice.

(4)	The Non-Defaulting Group must give a copy of the Exercise Notice to the Service Provider at the same time as giving the Exercise Notice to the Defaulting Group.

(5)	If:

(i)	the Non-Defaulting Group gives an Exercise Notice within the Option Exercise Period; and

(ii)	such Exercise Notice was given at a point in time when the Event of Default which gave rise to the option remained unremedied,

then, upon expiry of the Option Exercise Period (during which period the Event of Default may still be remedied, whereupon the Exercise Notice will cease to be of any effect), the value of the Ownership Interest of the Defaulting Group in the Joint Venture must be determined in accordance with section 11.11.

(6)

Within 14 days after the value of the Ownership Interest of the Defaulting Group in the Joint Venture has been determined in accordance with section 11.11, the Non-Defaulting Group who had given an Exercise Notice may, by notice in writing (a “Notice to Proceed”) given to the Defaulting Group (with copies to the Service Provider) advise that the Non-Defaulting Group wishes to proceed with the acquisition of the whole of the Ownership Interest of the Defaulting Group in the Joint Venture.

(7)

If the Non-Defaulting Group (in this section 11.10(7), the “Acquiring Group”) gives a Notice to Proceed, the Defaulting Group and the Acquiring Group will be deemed to have entered into a contract for the sale to the Acquiring Group of the Defaulting Group's Ownership Interest in the Joint Venture upon the following terms and conditions:

(i)

The sale will be conditional upon the parties obtaining all Governmental Authority consents, approvals, expiry of waiting periods or clearances required in respect of the sale (“Government Approvals”), which may include, without limitation, consents required under any Applicable Law for the sale of the Defaulting Group's Ownership Interest in the Joint Venture.

(ii)	The Parties must execute all documents and do all other things reasonably necessary to apply for and obtain the necessary Government Approvals as expeditiously as possible.

(iii)	If the necessary Government Approvals:

A.

have not all been obtained within 90 days after the date of expiry of the 14 day period referred to in section 11.10(6), the Acquiring Group may elect to terminate the contract for the sale of the Defaulting Group's Ownership Interest in the Joint Venture. Notwithstanding the foregoing, the Acquiring Group may, in its own discretion, extend the period of time for obtaining the necessary Government Approvals by successive periods of 90 days each (to the extent required to obtain all Government Approvals) by providing notice to the Defaulting Group of such extension within the then current 90 day period; or

B.

have all been obtained or the Acquiring Group has not elected to terminate the contract for the sale of the Defaulting Group's Ownership Interest under section 11.10(7)(iii)A, then completion of the sale of the Defaulting Group's Ownership Interest will take place:

(1)

at the place in Ghana (in the case of the Ownership Interests in MineCo or ExploreCo held by any member of the Defaulting Group) or the Isle of Man (in the case of the Ownership Interest in FinCo held by any member of the Defaulting Group) nominated by the Acquiring Group by notice in writing to the Defaulting Group; and

(2)	on the date which is 30 days after the date upon which the last of the necessary Government Approvals was obtained, or such earlier date as may be determined by the Acquiring Group.

(iv)	At completion:

A.

the Defaulting Group must transfer its Ownership Interest in the Joint Venture to the Acquiring Group free from all Encumbrances. The Acquiring Group will be entitled to a transfer of the Ownership Interest of the Defaulting Group in the Joint Venture;

B.

the Defaulting Group must execute and deliver all instruments of sale, assignment, conveyance and transfer and all other documents, and take such other actions, as the Acquiring Group may reasonably request to effect such transfer;

C.

in consideration for the transfer of the Defaulting Group's Ownership Interest in the Joint Venture, the Acquiring Group must pay to the Defaulting Group, or as the Defaulting Group's solicitor may direct, the amount that is equal to the value of the Defaulting Group's Ownership Interest in the Joint Venture (as determined in accordance with section 11.11), less (x) a discount equal to ten percent (10%) of such value as so determined, and (y) the following amounts:

(1)

all amounts due but unpaid under any of the Joint Venture Documents by the Defaulting Group, which amounts must, immediately following completion, be paid by the Acquiring Group on behalf of the Defaulting Group;

(2)	the amount of any debt owed by the Defaulting Group to the Acquiring Group under section 11.5(2);

(3)

the amount (as reasonably determined by the Non-Defaulting Group) of all other outstanding liabilities and obligations of the Defaulting Group under any of the Joint Venture Documents which are to be assumed by the Acquiring Group; and

(4)

all amounts of any stamp and other duties, levies, imposts or other Taxes, together with any interest or penalty thereon, imposed by the Government of Ghana or any taxing authority, paid or which may thereafter be payable by the relevant Acquiring Group in connection with the exercise of the Subsequent EOD Option and the transfers effected consequent upon its exercise;

D.

the amount payable to the Defaulting Group under section 11.10(7)(iv)C must be paid by bank cheque or by direct deposit of clear and available funds into a bank account nominated by the Defaulting Group for this purpose (acknowledging that withholding obligations may apply to any such payment); and

E.

unless the Parties otherwise agree, the completion of the acquisitions by the members of the Acquiring Group of the Ownership Interest of the members of the Defaulting Group in any JV Company pursuant to this section 11.10(7) must occur concurrently.

(v)

To secure the rights of the Acquiring Group under this section 11.10(7), the Defaulting Group hereby irrevocably appoints the Acquiring Group and its respective directors as the several attorneys of the Defaulting Group with power to sign all documents and do all other things in the name of the Defaulting Group which are reasonably necessary to:

A.	apply for and obtain the necessary Government Approvals referred to in section 11.10(7)(i); and

B.	effect the transfer of the Defaulting Group's Ownership Interest in the Joint Venture as contemplated in sections 11.10(7)(iv)A and 11.10(7)(iv)B.

(vi)	The Defaulting Group and the Acquiring Group must sign any deed of covenant that is required under section 19.10.

(8)

If the Non-Defaulting Group does not elect to acquire the whole of the Ownership Interest of the Defaulting Group in the Joint Venture, the Defaulting Group will remain obliged to continue to seek to remedy the Event of Default that gave rise to the Subsequent EOD Option and to repay any Cover Payment made on its behalf.

11.11	Determination of Relevant Value Amount

The following provisions apply where, under section 11.8 or 11.10, the Fair Market Value of the Joint Venture or the value of a Defaulting Group’s Ownership Interest in the Joint Venture, as applicable (the “Relevant Value”), is required to be determined:

(1)	The Defaulting Group and the Non-Defaulting Group must endeavour to agree on the Relevant Value on the basis set out in section 11.11(5).

(2)	If the Parties are unable to agree upon the Relevant Value within 14 days after:

(i)

in the case of Dilution under section 9.11(1) (subject to recalculation pursuant to section 9.13(2)) and section 11.8, the delivery of notice in writing of a Reducing Group Dilution Election by the Non-Reducing Group pursuant to section 9.9(2);

(ii)

in the case of Dilution under section 11.7(4) and section 11.8, the expiry of the 90 calendar day period following the advance of a Cover Payment by the Non- Defaulting Group to the relevant JV Company; or

(iii)	in the case of the exercise of the Subsequent EOD Option, the expiry of the Option Exercise Period,

the Parties must endeavour to agree upon the appointment of two suitably qualified and experienced business valuation firms to determine the Relevant Value (each, a “Valuer”).

(3)

If the Parties are unable to agree upon the appointment of two Valuers within 14 days after the relevant event set out in section 11.11(2)(i), (ii) or (iii), as applicable, then the Parties will engage the valuation services of one of the four largest international auditing firms which is independent of both of the Participating Groups as the sole Valuer, and in the event of any disagreement on such selection, the Non-Defaulting Group which has given an Exercise Notice will have the right to select such firm.

(4)

The Valuer(s) must be engaged on terms which require each Valuer to use its best endeavours to make a determination of the Relevant Value within 30 days after its appointment, or such other timeframes as the Participating Groups may agree.

(5)

Each Valuer will determine the Relevant Value, as at the date as of which Dilution is required hereby to be calculated or the date of the relevant Exercise Notice, as applicable, on the following basis:

(i)	the price that would have been paid by a knowledgeable and willing (but not anxious) buyer to a knowledgeable and willing (but not anxious) seller dealing at arm's length;

(ii)

calculated before any adjustment for Dilution or Penalty Dilution, and including the value of (A) any Cover Payment made or deemed to be made by the Non- Defaulting Group or Non-Reducing Group, and (B) the Non-Defaulting Group’s or Non-Reducing Group’s own contribution referenced in section 11.8(1), if any;

(iii)	the Relevant Value determination will also take into consideration:

A.

any Rehabilitation Obligations and Mine Closure Obligations of the Joint Venture subject to reasonable assumptions about whether these obligations would be expected to be reduced by continued mining operations;

B.

the application of sections 62 and 83 of Ghana tax law (as amended or replaced by equivalent provisions in any statute in Ghana), such that if the acquisition of such Ownership Interest or any part of it will result in the payment of Taxes by a JV Company under any laws in Ghana then the Relevant Value shall be reduced by the Defaulting Group's Ownership Interest share of such JV Company’s sections 62 and 83 Taxes (the Defaulting Group being solely liable for any income or capital gains Taxes in the respect of the disposition its Ownership Interest, which Taxes do not affect the determination of Relevant Value); and

C.

subject to sections 11.11(5)(iii)A and 11.11(5)(iii)B, the Defaulting Group’s Ownership Interest in the Joint Venture is to be valued as its Ownership Interest percentage of the Fair Market Value of the Joint Venture on a stand-alone basis, and without taking into account:

(1)

any element of control that the Non-Defaulting Group may obtain as a result of acquiring all or part of the Defaulting Group's Ownership Interest in addition to the Non-Defaulting Group's existing Ownership Interest;

(2)	the fact that the Defaulting Group's Ownership Interest is a minority interest;

(iv)	the valuation is to be determined independently and generally in accordance with generally accepted business valuation principles; and

(v)	otherwise the valuation methodologies to be applied are to be determined by the Valuer in its own discretion, taking into account usual and prudent industry practices.

(6)	If there are two Valuers, the Relevant Value will be deemed to be the average of the two Valuers’ determinations.

(7)

In making the determination, each Valuer will be deemed to be acting as an expert and not as an arbitrator, and the laws relating to commercial arbitration will not apply to a Valuer, the Valuer’s determination or the means by which such Valuer makes the determination.

(8)

Each Participating Group will be entitled to submit such evidence to each Valuer as the Valuer may reasonably allow or require, and will provide all information, written or oral, which the Valuer may reasonably request, provided that:

(i)	all oral evidence must be presented in the presence of the other Parties; and

(ii)	copies of all written evidence must be given to all other Parties.

(9)	Each Valuer may consult such legal, technical and financial experts as the Valuer, in his, her or its professional discretion, thinks fit.

(10)

The costs of the Valuer(s), and of any legal, technical and financial experts consulted by the Valuer(s), will be borne by the Participating Groups in accordance with their Ownership Interest percentages.

(11)	The determination of the Valuer(s) will be final and binding on the parties without appeal so far as Applicable Law allows and except in the case of manifest error.

(12)	For purposes of determining the Relevant Value, the intercompany securities and loans of ExploreCo and MineCo held by FinCo will be excluded.

11.12	Remedies not Exclusive

(1)

Each and every power and remedy given to the Non-Defaulting Group in this Article 11 are in addition to every other power and remedy existing at law or in equity, and each and every power and remedy may be exercised from time to time and simultaneously and as often and in such order as may be deemed expedient.

(2)	All such powers and remedies will be cumulative, and the exercise of one will not be deemed a waiver of the right to exercise any other or others.

(3)	No delay or omission in the exercise of any such power or remedy will impair any such power or remedy or will be construed to be a waiver of any default.

ARTICLE 12
RECORDS, ACCOUNTS AND REPORTS

12.1	Service Provider to keep Records and Accounts

(1)

The Service Provider will, in accordance with the Services Agreement and IFRS and customary cost accounting practices in the mining industry, assist each JV Company in keeping, or cause to be kept, comprehensive, true and accurate records and accounts of:

(i)	all Operations;

(ii)	the Service Provider's performance of its duties;

(iii)	the Joint Venture Assets;

(iv)	all Called Sums received by each JV Company from (or on behalf of) each Participating Group;

(v)	all contracts and transactions entered into by or on behalf of each JV Company (and where necessary, each Participating Group) in connection with such JV Company;

(vi)	the Cost and expenses of all transactions entered into by or on behalf of each JV Company;

(vii)	all approvals of requisitions, purchase orders, invoices, contracts, and authorisation for capital expenditure requests;

(viii)

all approvals required in connection with this Agreement or the Services Agreement, including minutes of meetings of the Board of each JV Company and any committee thereof, and Ordinary Decisions and Special Majority Decisions of the Management Committee; and

(ix)	agendas, minutes and documents provided to Members for the Management Committee and any sub-committees including the Technical Sub-Committee ,

(collectively, the “Joint Venture Records and Accounts”).

(2)

Without limiting the generality of the foregoing, the Joint Venture Records and Accounts will be separate from records and accounts of any other business or activity conducted by the Service Provider and will be maintained in such manner as may be reasonably necessary to enable each Participating Group (and the Affiliates of the members thereof) and JV Company to meet its reporting, accounting and Tax return requirements.

12.2	Place for Records

(1)

The Service Provider will determine the place or places within Ghana where the Joint Venture Records and Accounts are kept, subject to Applicable Law, provided that the Parties agree that the Joint Venture Records and Accounts relating to FinCo shall be kept in the Isle of Man.

(2)

The Service Provider must keep each Participating Group and JV Company informed as to each location where the Joint Venture Records and Accounts are kept and ensure copies of all documents are electronically accessible to all Shareholders.

12.3	Annual Financial Statement

(1)

The Service Provider must in respect of each Financial Year provide to each Participating Group and JV Company as soon as practicable (and no later than 30 days) after the end of each Financial Year (commencing with the Financial Year in which the Effective Date occurs), a financial statement (the “Annual Financial Statement”) reflecting:

(i)	all receipts, expenditures and transactions made by the Service Provider on behalf of each Participating Group and JV Company in connection with the Joint Venture during that Financial Year;

(ii)	all Joint Venture Assets in the custody or control of the Service Provider as at the end of that Financial Year; and

(iii)	all Joint Venture liabilities as at the end of that Financial Year.

(2)	All costs incurred by the Service Provider in complying with this Article 12 will form part of Costs.

12.4	Monthly Report

During the term of this Agreement, the Service Provider will provide to each Participating Group and JV Company, within ten (10) Business Days after the end of each Month (eight (8) Business Days after February 1, 2019), a written report detailing:

(1)	the progress and results of Operations during the Month just ended (with commentary on any material departures from the Approved Program and Budget);

(2)	all outgoings incurred and payments made during that Month;

(3)	a running reconciliation of actual incurred expenditures to date against Costs under the Approved Budget (with commentary on any material departures);

(4)	all proposed outgoings and payments to be incurred or made during the next Month (with commentary on any material proposed departures from the Approved Program and Budget);

(5)	estimates of Gold-in-Circuit, the quantity of stockpiles and their estimated gold content; and

(6)	a statement of the operations, assets and liabilities of each JV Company and confirmation of Capital Accounts,

in sufficient detail to satisfy the respective Participating Group’s (and the Affiliates’ of the members thereof) and JV Company’s corporate and financial reporting requirements to a level which is at least the same than that which the Service Provider uses for its own public reporting.

12.5	Timing of Month-End cut-off

The Services Agreement will require that the Service Provider will comply with the GF Companies’ respective accounting and financial reporting cut-off times, including where the month is closed off from a financial and accounting perspective on a date earlier than the actual end of the calendar month, effective at all times after January 2019 during the term of this Agreement.

12.6	Other Reporting Requirements

(1)	The Services Agreement will require that the Service Provider must provide the following reports to each Participating Group and JV Company:

(i)

immediately after the occurrence of any event which causes, or is likely to cause, material damage to the Joint Venture Assets or delay or adversely affect the Operations, a report of the event and an estimate of likely resultant costs, to the extent it can be reasonably estimated at that time;

(ii)

immediately after the occurrence of any event or circumstance which constitutes or is reasonably likely to constitute an event or development which requires disclosure by a member of a Participating Group or any Affiliate thereof which is subject to reporting and continuous disclosure requirements under Applicable Securities Laws (a “Reporting Parent”), a report on the status and, to the extent known, impact of the event or circumstance on the Project (and any further updates as required by such Reporting Parent) to comply with its continuous disclosure obligations);

(iii)

as soon as practicable after the occurrence of any lost time injury, any legal or threatened claim valued above $250,000, significant environmental incident, damage or destruction of property valued at over $500,000 or other event that requires a report to be filed or notification to be lodged with a Governmental Authority, notice of that occurrence or event;

(iv)

within 10 Business Days after a written request from a Participating Group, all reports and information (other than such information as is referred to in section (v) immediately following), required by such Participating Group (or its Reporting Parent) to comply with its disclosure obligations under Applicable Securities Laws, including in respect of Resources and Reserves;

(v)

within 60 days after a written request from a Participating Group, all technical data and available reports (including Resource and Reserve estimates) needed for the Participating Group’s (or its Reporting Parent’s) own technical staff or consultants to comply with NI 43-101 or SAMREC, as the case may be; and

(vi)	as soon as practicable after notice to the Service Provider, report on the status and conduct of any actual or threatened court or arbitration proceedings or insurance claims.

(2)

The Services Agreement will require that a Participating Group member (or its Reporting Parent) which is subject to continuous disclosure and other disclosure obligations under Applicable Securities Laws will provide guidance to the Service Provider to assist it to understand such requirements and provide one or more contact persons who are members of the Reporting Parent’s disclosure committee (or senior management team) with whom the Service Provider may discuss disclosure compliance matters.

12.7	Information and Data

(1)

The Services Agreement will require that the Service Provider will provide, or retain recognized experts to provide, such information, data and material concerning Operations which a member of a Participating Group (or its Reporting Parent) may reasonably require to meet its statutory reporting, audit and disclosure obligations under Applicable Securities Laws.

(2)

The Services Agreement will require that the Service Provider, or its retained experts, will calculate and report Exploration Information and Resources and Reserves in a manner that allows each Participating Group (and its Reporting Parent) to comply with National Instrument 43-101 (“NI 43-101”) or, where applicable to a member of a Participating Group (or its Reporting Parent), any other international technical reporting code, including SAMREC, acceptable in accordance with Applicable Securities Laws.

(3)

The Service Provider will be responsible for using industry standard techniques for developing data and preparing geological and other technical models but does not assume responsibility or liability for any Reporting Parent’s disclosures, and each Participating Group will indemnify the Service Provider from any third party claims in respect of its Reporting Parent’s public disclosures.

(4)

Subject to section 12.9, the Services Agreement will require that the Service Provider will provide reports on the Exploration Information and Resources and Reserves that are in a format reasonably required by each Participating Group (or its Reporting Parent) and within the timeframe required to meet their respective reporting and disclosure requirements referred to in section 12.7(1). To the extent compliance with those reporting and disclosure requirements requires the consent of a Qualified Person, the Service Provider must use reasonable commercial efforts to obtain that consent on behalf of the Participating Groups in the form reasonably required by each Participating Group (or any Reporting Parent).

(5)

The Services Agreement will require that the Service Provider will (in conjunction with the relevant Qualified Person), subject to the Technical Sub-Committee’s input and the Management Committee’s approval, use its best judgement as to the assumptions to be used for the calculation of Resources and Reserves but will, so far as is practical, notify any Reporting Parent of a Participating Group company of those assumptions in advance of finalising any estimates of Resources and Reserves. Subject to being advised by a Reporting Parent of the relevant deadlines, the Service Provider will use all reasonable endeavours to provide the details of those assumptions on a sufficiently timely basis to enable the Reporting Parent to comply with applicable reporting deadlines under Applicable Securities Laws if it disagrees with the assumptions adopted by the Service Provider. If any Reporting Parent does not agree with the assumptions used by the Service Provider, the Service Provider will upon request of any Reporting Parent, promptly provide to the Reporting Parent an electronic copy of the model used to generate the estimates of Resources and Reserves in such a form and with such content as will enable the Reporting Parent to alter the relevant assumptions and generate its own estimates of Resources and Reserves. The Service Provider must provide each Reporting Parent with such reasonable assistance as the Reporting Parent may require in order to operate and assess the model for that purpose. In that event, each Reporting Parent will be responsible for obtaining the necessary Qualified Person consent for the estimates of Resource and Reserves that it generates on its own.

(6)

It is understood that in advance of any reports being provided to a Participating Group as set out in this section 12.7, the Service Provider will provide draft Resource and Reserve reports to the Technical Sub-Committee and the Management Committee for review and final approval but such approval is not binding on a Reporting Parent with regards to its own public disclosures. A Reporting Parent which discloses estimates or figures at variance to those approved by the Management Committee must disclose that fact and the basis for the difference to the Technical Sub-Committee.

12.8	Copies of Reports to Participating Groups

Upon request by a Participating Group, the Service Provider must provide to the Participating Group:

(1)	copies of all reports prepared by the Service Provider in connection with Operations; and

(2)	copies of all material reports and other significant written communications to or from any Governmental Authority relating to any Property Titles or Operations.

12.9	Format

The Service Provider must consult with the Participating Groups, when requested, in relation to the format of reports to be provided pursuant to this Article 12 and have regard to the information requirements of the Participating Group and any Reporting Parent. The Service Provider also acknowledges that, accordingly, the format of the reports may change from time to time.

12.10	Additional Reporting

Except where expressly provided otherwise, where a Participating Group requires any particular reporting or information requirements that differ from that which the Service Provider would otherwise give under this Article 12, the additional external costs incurred by the Service Provider in providing information requested under this Article 12 must be paid by the requesting Participating Group provided that the costs are material and the Service Provider can demonstrate to the requesting Participating Group that equivalent costs have been charged to any Affiliate of the Service Provider when it has been provided with information by the Service Provider in the past. To the extent any costs are not required to be met by the requesting Participating Group under this section 12.10, they will be constitute Costs under this Agreement.

ARTICLE 13
AUDIT AND ACCESS

13.1	Independent Audit

(1)

The Services Agreement will require that the Service Provider must provide to each Participating Group and JV Company, within twenty (20) calendar days after the end of each Financial Year, a substantially complete draft Annual Financial Statement for the relevant Financial Year, together with a written confirmation that an audit of such financial information is underway and whether there appear to be any significant financial statement presentation or audit scope issues as well as an estimate of the expected date of completion of the audit.

(2)

Within forty (45) calendar days after the end of each Financial Year, the Services Provider shall use reasonable commercial efforts to deliver to each Participating Group the final Annual Financial Statement for the relevant Financial Year together with a report by an independent auditor qualified in accordance with Applicable Law for each JV Company (the “JVC Auditor”) in which the JVC Auditor reports to each JV Company for the relevant Financial Year that the JVC Auditor has examined (i) the Joint Venture Records and Accounts for each JV Company and for the Joint Venture, including Capital Accounts, and the basis for provision of funds to the Service Provider, and is satisfied as to the accuracy of such Joint Venture Records and Accounts, or if the JVC Auditor is not so satisfied, the reason why the JVC Auditor is not so satisfied. The JVC auditor will be independent in accordance with Applicable Securities Laws applicable to each of the Participating Groups.

(3)

The audit will be conducted in terms of International Standards on Auditing which includes ensuring that the independent auditor is in compliance with International Standard on Quality Control (ISQC) 1 •Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements. The independent auditor will perform the audit to opine on whether the final Annual Financial Statement for the relevant Financial Year of each of the JV Companies present fairly, in all material respects, the financial position, operations and cash flows of each JV Company and of the Joint Venture, and in accordance with IFRS.

(4)	Each Participating Group will have the right of direct communication with the JVC Auditor.

13.2	Participating Groups’ Access to Records

The Services Agreement will require that the Service Provider will, if requested:

(1)	permit a Participating Group or JV Company to inspect and copy;

(2)	provide to a Participating Group or JV Company copies of; and

(3)	provide to a Participating Group or JV Company statements compiled from,

the Joint Venture Records and Accounts and the results of all work undertaken by or on behalf of the Service Provider for the purposes of the Joint Venture (including plans, maps, geological and engineering reports, cores, samples, logs and surveys and other documents under the control of the Service Provider or any sub-contractor of the Service Provider).

The requesting Participating Group or JV Company will be required to pay any external costs and copying costs incurred by the Service Provider in providing information requested under this section 13.2 provided that the costs are material and the Service Provider can demonstrate to the requesting Participating Group or JV Company that equivalent costs have been charged to any Affiliate of the Service Provider when it has been provided with information by the Service Provider in the past. To the extent any costs are not required to be met by the requesting Participating Group and JV Company under this section 13.2, they will constitute Costs under this Agreement.

13.3	Access to Project Area and Joint Venture Assets

(1)	Each Participating Group and its properly authorised representatives will be entitled at all reasonable times, and at the risk and expense of such Participating Group, to have:

(i)

access to, and the right to inspect, the Joint Venture Assets and the Project Area provided that the Participating Group and their officers, employees, agents and contractors must comply with the directions of the Service Provider when doing so;

(ii)

the right to consult with the employees of the Service Provider and with any independent contractors (and their employees) which have been engaged by the Service Provider concerning Operations and the performance by the Service Provider of its duties under this Agreement;

(iii)	the right to take such samples of material employed by or produced from the Operations as are reasonably requested; and

(iv)

the right to appoint an additional independent auditor to audit the affairs of the Joint Venture and the Service Provider, including the basis for the provision of funds by the Shareholders under Article 10.

The Services Agreement will require that information and access will be provided promptly on request provided that it does not unreasonably disrupt the conduct of the Operations and that the Service Provider must co-operate with the Participating Groups and any auditor appointed to enable them to obtain information and samples contemplated by section 13.3(1) .

ARTICLE 14
DISTRIBUTIONS OF DISTRIBUTABLE CASH

14.1	Determination of Distributable Cash

(1)

The Participating Groups recognize that the definition of Distributable Cash set forth in Schedule C cannot contemplate all of the circumstances that may arise during the term of this Agreement and, accordingly, confirm their mutual general intention that subject to the prudent financial management of each JV Company, Joint Venture cash in excess of net requirements for at least the following two calendar quarters on a rolling basis shall be distributed to the Participating Groups unless the FinCo Board anticipates, or the current Program and Budget contemplates, a cash shortfall thereafter but before the next Year’s Program and Budget is Approved.

(2)

Each of MineCo and ExploreCo, subject to Applicable Law, shall at least quarterly or on such other schedule as may be approved by the FinCo Board, distribute to FinCo and/or its respective Shareholders its Distributable Cash in such form or manner as determined by the FinCo Board (as ratified, if necessary, by the Board of MineCo or ExploreCo, as the case may be) or, failing such determination, in the following order of priority:

(i)

payment of accrued but unpaid interest relating to any (A) Priority Loans made by a Non-Reducing Group pursuant to Section 9.10, and (B) Cover Payments made by a Non-Defaulting Group on behalf of a Defaulting Group pursuant to section 11.5(2), each on a pro rata basis;

(ii)

repayment of the principal amounts of (A) Priority Loans made by a Non- Reducing Group pursuant to Section 9.10, and (B) Cover Payments paid by a Non-Defaulting Group on behalf of a Defaulting Group pursuant to section 11.5(2), each on a pro rata basis;

(iii)	payment of accrued but unpaid interest, if any, under the terms of any other outstanding Shareholder Loans pro rata to the amount of outstanding Shareholder Loans made by each Shareholder;

(iv)	repayment of the principal amount of any other outstanding Shareholder Loans, pro rata to the amount of outstanding Shareholder Loans made by each Shareholder;

(v)	redemption or repurchase of Redeemable Shares on a pro rata basis, to the extent permitted by Applicable Law;

(vi)	payment of dividends on any Common Shares to the extent permitted by Applicable Law;

(vii)	as a return of capital on the Common Shares (including by way of redemption or repurchase of Common Shares or reduction of capital), to the extent permitted by Applicable Law; and

(viii)	to make non-interest bearing loans to Shareholders in proportion to their respective Ownership Interests.

(3)

In determining the extent and timing of distributions of Distributable Cash to FinCo, the FinCo Board will determine what Distributable Cash can be transferred from MineCo and/or ExploreCo to FinCo, on account of the repayment of intercompany loans and, if applicable, redemption of Redeemable Shares and to comply with Applicable Law.

(4)

FinCo, subject to Applicable Law, shall at least quarterly or on such other schedule as may be determined and approved by its Board, distribute to the Participating Groups its Distributable Cash in such form or manner as determined by the FinCo Board or, failing such determination, in the same order of priority as set out in section 14.1(2).

(5)	The FinCo Board will seek to ensure that there is no excess Distributable Cash in one JV Company resulting in a deficiency of Distributable Cash in another JV Company.

(6)

Except as otherwise permitted under this Agreement or unanimously agreed to by the Shareholders, all distributions of Distributable Cash or otherwise, shall be made concurrently to the Participating Groups in the same form and in proportion to their respective Ownership Interests.

14.2	Withholding Tax

Each JV Company shall comply with all Applicable Laws concerning payment of Distributable Cash, including any such laws relating to withholding taxes. A JV Company will provide any Participating Group that may be subject to withholding tax on any distribution of Distributable Cash with not less than 30 days advance notice of the date on which the JV Company proposes to make such distribution of Distributable Cash. If requested by a Participating Group, a JV Company shall provide to such Participating Group such cooperation as such Participating Group may reasonably request to allow such Participating Group to take such steps, including filing any notices, forms and other documentation as may be prescribed by Applicable Law which may enable such Participating Group to avail itself of any exemption from withholding requirements which may be available to such Participating Group with respect to the withholding tax on such distribution of Distributable Cash. A JV Company shall not be required to make any distribution of Distributable Cash without withholding any applicable tax unless and until it is satisfied that to do so will not contravene any Applicable Law. All costs and expenses incurred by a JV Company, whether out-of-pocket costs or internal costs, in connection with such cooperation shall be reimbursed by the Participating Group requesting such cooperation.

ARTICLE 15
ACQUISITIONS WITHIN AREA OF INTEREST

15.1	General

(1)

The Services Agreement will provide that the Service Provider may, from time to time, on behalf of MineCo or ExploreCo, apply for or acquire Mineral Rights, surface rights and/or ancillary rights, including water rights, within the Area of Interest.

(2)

If, from time to time after the Effective Date, Mineral Rights, surface rights and/or ancillary rights, including water rights, are issued to or acquired by a member of a Participating Group or any of its Affiliates (the “AOI Acquiror”) over areas that are in whole or in part within the Area of Interest (the “Additional Rights”), the AOI Acquiror shall promptly provide written notice containing full particulars of the Additional Rights but only as to those areas or those parts of areas that actually fall within the Area of Interest, including the costs of acquisition (“Acquisition Costs”) which are to be estimated in such notice, to the Management Committee and the other Shareholders of MineCo and ExploreCo (the “Non-AOI Acquirors”).

(3)

If, in respect of the Additional Rights referred to in the notice provided under section 15.1(2), one of the Non-AOI Acquirors gives notice (the “Acquisition Notice”) to the AOI Acquiror, MineCo and ExploreCo within 60 days after receipt of such notice from the AOI Acquiror that the Non-AOI Acquiror requires that all of such Additional Rights or such of them as may be specified in the Acquisition Notice shall be included in the Mining Properties or the Exploration Properties, as specified by the Non- AOI Acquiror, then the AOI Acquiror shall convey the Additional Rights so specified to either MineCo or ExploreCo and the Additional Rights so specified shall thereafter be included in and form part of such Properties for all purposes of this Agreement.

(4)

Upon conveyance of Additional Rights to either MineCo or ExploreCo, the Management Committee shall cause the Joint Venture to reimburse the AOI Acquiror (using funds contributed or to be contributed by the Participating Groups as determined by the Management Committee) in accordance with their respective Ownership Interests in the Joint Venture) for the actual Acquisition Costs attributable to the Additional Rights so conveyed.

(5)

If an AOI Acquiror gives a notice under section 15.1(2) and a Non-AOI Acquiror does not respond with an Acquisition Notice within the 60 day period set out in section 15.1(3), then the Non-AOI Acquiror, MineCo and ExploreCo forego any future rights under this Article 15 to the Additional Rights set out in such notice.

(6)	This Article 15 is intended to modify the “business opportunity” doctrine at common law to the largest extent possible under Applicable Law.

15.2	Acquisitions Outside the Area of Interest

(1)

The Participating Groups agree that the Management Committee may consider and approve from time to time the acquisition on behalf of the Joint Venture of Mineral Rights, surface rights or ancillary rights, including water rights, outside the Area of Interest (such acquisition, an “Extra-AOI Acquisition”).

(2)

Each member of a Participating Group or any of its Affiliates shall be free to acquire Mineral Rights, surface rights or ancillary rights, including water rights, outside the Area of Interest without first offering the opportunity to acquire such Mineral Rights, surface rights or ancillary rights outside the Area of Interest to the Service Provider or any JV Company. Notwithstanding the foregoing, however, no member of a Participating Group or any of its Affiliates or any Person acting jointly or in concert therewith may acquire or attempt to acquire such rights (or any interest therein) in the event that such rights are subject to a potential Extra-AOI Acquisition which has already been proposed in writing to the Management Committee but has not yet been rejected by the Management Committee, provided that any potential Extra-AOI Acquisition which has not been accepted or rejected by the Management Committee within 120 days of being proposed in writing to the Management Committee will be deemed for purposes of this section 15.2(2) to have been rejected by the Management Committee.

ARTICLE 16
ABANDONMENT AND SURRENDER

16.1	Surrender or Abandonment of Property

The Management Committee may, from time to time, authorise the surrender or abandonment of part or all of the Properties of any JV Company. If the Management Committee authorises any such surrender or abandonment over the objection of a Participating Group, the JV Company shall assign to the JV Company Shareholder designated by the objecting Participating Group, by appropriate instrument of transfer and without cost to the JV Company, all of the JV Company’s interest in the Properties to be abandoned or surrendered. Upon a transfer to such Shareholder of title to the Properties to be abandoned or surrendered pursuant to this section 16.1, the objecting Participating Group shall be entitled to copies of all information and data (other than interpretive data) acquired or generated hereunder with respect to such Properties prior to the date of such transfer and not previously furnished to it and thereafter to use such information and data for its own purposes. Neither the JV Company nor any other Party shall be required to make, or be deemed to make, any representation or warranty as to the accuracy or completeness of such information and data and shall not be liable on account of the use of such information and data by the objecting Participating Group or any other Person. The Shareholder receiving the Properties transferred pursuant to this section 16.1 shall indemnify the other Shareholder and the JV Company against any obligations and liabilities (including environmental liabilities and obligations or liabilities related to Rehabilitation or shut-down or any Applicable Laws, regulations, policies or requirements relating thereto) related to such Properties. Upon the completion of such transfer, such transferred properties shall cease to be part of the Properties for purposes of this Agreement.

16.2	Reacquisition

Subject to the provisions of section 16.1, if any Properties are abandoned or surrendered, they shall cease to be Properties of any JV Company and, subject to the provisions of section 16.1, unless the Joint Venture is terminated earlier, no member of a Participating Group nor any Affiliate thereof shall acquire any interest in such Properties or a right to acquire such Properties for a period of two years following the date of such abandonment or surrender. If a member of a Participating Group or any of its Affiliates reacquires any such Properties in violation of this section 16.2, the other Participating Group may elect by notice to the reacquiring Participating Group within 45 days after it has actual notice of such reacquisition, to have such Properties again be contributed to the Joint Venture and made subject to the terms of this Agreement. In the event such an election is made, the reacquired Properties shall thereafter be treated as Properties of the relevant JV Company, shall promptly be transferred to such JV Company by the reacquiring Participating Group, and the costs of reacquisition shall be borne solely by the reacquiring Participating Group and shall not be included for purposes of calculating the Participating Group’s respective Ownership Interests in the Joint Venture.

ARTICLE 17
ONGOING FINANCING ROLE OF FINCO

17.1	Existing Intercompany Loans

The Parties acknowledge that, immediately prior to the Effective Date, FinCo has (i) a loan receivable of $[REDACTED: Commercially Sensitive Information] from MineCo, and (ii) a loan receivable of $[REDACTED: Commercially Sensitive Information] from ExploreCo (together the “Intercompany Loans”). The Parties acknowledge repayment of the Intercompany Loans will be made from Distributable Cash in accordance with Article 14.

17.2	Additional FinCo Funding of MineCo and ExploreCo

The mechanisms for the funding of MineCo and ExploreCo will be determined by the FinCo Board with reference to the intention of the Participating Groups that on an ongoing basis, funding for MineCo and ExploreCo will be effected by additional intercompany loans made by FinCo to MineCo or ExploreCo or alternatively purchases of Redeemable Shares by FinCo in MineCo or ExploreCo. The method of financing all Operations of MineCo and ExploreCo will be approved by the FinCo Board and set out in each annual Approved Program and Budget.

17.3	Funding of FinCo

FinCo shall be funded by the purchase of Redeemable Shares by its Shareholders except as otherwise determined by the FinCo Board by Special Majority Decision.

ARTICLE 18
REHABILITATION AND MINE CLOSURE OBLIGATIONS

18.1	Liability for Rehabilitation and Mine Closure Obligations

To the extent that the assets of the Joint Venture are insufficient to fund the payment and discharge of all liabilities and obligations imposed in connection with Mine Closure and Rehabilitation in respect of any Mine and the Project Facilities or to pay for any environmental liabilities relating to any Mine or the Project Facilities, such liabilities and obligations will be borne by the Shareholders in accordance with their respective Ownership Interests. To the extent that a Participating Group is required under Applicable Law to pay or discharge more than the amount of such liabilities or obligations determined by reference to its proportionate Ownership Interest in the Joint Venture, the other Participating Group will pay such excess amount to the Participating Group which has paid or discharged such liability.

18.2	Approved Closure Plan

The Parties acknowledge that a Closure Plan dated July 22, 2013 has been previously filed by MineCo with the Government of Ghana as reflected in a Reclamation Security Agreement between MineCo and the Government of Ghana dated October 21, 2014, which Closure Plan will be reviewed and approved with necessary modifications by the Management Committee from time to time. In accordance with prudent International Mining Practice and Standards the Service Provider will propose amendments to such Closure Plan to be included in a Program and Budget in order to post security and to provide for ongoing Rehabilitation and Mine Closure.

18.3	Rehabilitation Fund

Where required by Applicable Law or prudent industry practice, the Management Committee will cause the Joint Venture to establish and fund from positive cash flow from Operations, a Rehabilitation Fund to be administered by the Service Provider.

ARTICLE 19
TRANSFERS AND CHARGES OF OWNERSHIP INTERESTS

19.1	Restrictions on Transfers and Charges

(1)	Except as expressly permitted in this Article 19, or as required under Article 11, no member of a Participating Group will, directly or indirectly

(i)	sell, convey, assign, transfer, lease, sublease or otherwise dispose of; or

(ii)	create or permit to exist any Encumbrance (including any Security Interest) in respect of the whole or any part of its Ownership Interest in a JV Company.

(2)

Notwithstanding any other provision of this Agreement (and, in particular, sections 19.2 and 19.3), a member of a Participating Group must not make any sale, transfer or other disposition of any of its Ownership Interest in a JV Company if, upon completion of that sale, transfer or other disposition, the Participating Group or any buyer, transferee, or assignee would have an Ownership Interest in the Common Shares of such JV Company of less than 10%.

19.2	Permitted Transfer to Affiliates

(1)

Where a Participating Group is not in default in the payment of any Called Sum, and with respect to which an Event of Default is not then in existence, any member of such Participating Group (the “Transferor”) may at any time, subject to the provisions of section 19.10, transfer the whole or any part of its Ownership Interest in a JV Company to an Affiliate of the Transferor (the “Transferee”) provided that the Affiliate becomes part of the Participating Group and remains an Affiliate of the Transferor.

(2)

If, at any time after the transfer to the Transferee of the whole or any part of the Transferor's Ownership Interest under section 19.2(1), the Transferee ceases to be an Affiliate of either AGI or Gold Fields, as the case may be:

(i)	the Transferee will immediately give written notice of that fact to each of the other Shareholders of such JV Company;

(ii)

each other Shareholder of such JV Company which is not in default in the payment of any Called Sum, which continues to be an Affiliate of either AGI or Gold Fields, and with respect to which an Event of Default is not then in existence, will have the option to acquire the Transferee's Ownership Interest, which may be exercised by giving written notice (a “Re-Purchase Exercise Notice”) to the Transferee and each other Shareholder at any time within the period of 60 days (the “Re-Purchase Exercise Period”) after receiving the Transferee's notice given under section 19.2(2)(i);

(iii)	if one or more Shareholders give an Re-Purchase Exercise Notice within the Re- Purchase Exercise Period, then upon expiry of the Re-Purchase Exercise Period:

A.	the value of the Transferee's Ownership Interest must be determined in accordance with section 11.11 with necessary modifications; and

B.	sections 11.10(6) and 11.10(7) will apply, with necessary modifications; and

(iv)	for the purposes of section 19.2(2)(iii), the necessary modifications will include that sections 11.10(6), 11.10(7) and 11.10(8) are to be read as if:

A.	references to the Defaulting Group are references to the Transferee;

B.	references to a Non-Defaulting Group are references to a Shareholder other than the Transferee;

C.	references to an Exercise Notice and the Option Exercise Period are references to an Re-Purchase Exercise Notice and the Re-Purchase Exercise Period under section 19.2(2)(ii); and

D.

section 11.10(7)(iv)E provides that, unless the Parties otherwise agree, if any Affiliate of the Transferee is also a Shareholder of any JV Company and has also ceased to be an Affiliate of either AGI or Gold Fields, as the case may be, the completion of the acquisition from the Transferee of its Ownership Interest in a JV Company by the other Shareholders thereof, and the completion of the acquisitions from each of the Transferee’s Affiliates of their respective Ownership Interests in any JV Company by Affiliates of such other Shareholders, must occur concurrently.

19.3	Transfer of a Participating Group’s Ownership Interest

A Participating Group which is not in default in the payment of any Called Sum, and with respect to which no other Event of Default is then in existence (a “Selling Group”), may at any time, subject to the provisions of section 19.10, agree to sell for cash consideration or non-cash consideration in respect of which a fair market value can reasonably be assessed, its Ownership Interest in the Joint Venture in discrete amounts of no less than 20% of the aggregate Joint Venture Ownership Interests, provided that the sale must not proceed to completion unless:

(1)	the provisions of section 19.4 have first been complied with; and

(2)

in the case of a sale to a person who is not a member of a Participating Group or an Affiliate, that the Proposed Buyer must be approved by the other (or, if more than one, each other) Participating Group (each a “Continuing Group”), which approval may not be unreasonably withheld or delayed and must be given where it is established to each Continuing Group’s satisfaction, acting reasonably, that the Proposed Buyer has the financial, technical and other capacity to both (i) pay the purchase price for acquiring the Selling Group’s Ownership Interest, and (ii) satisfy the financial and other commitments of a Participating Group under this Agreement to the extent of the sold Ownership Interest.

19.4	Rights of Pre-Emption

The following provisions apply in respect of any sale referred to in section 19.3:

(1)	the Selling Group must give notice of the proposed sale to the Continuing Group(s), and must include in such notice (the “Pre-emption Notice”):

(i)	the name and address of the person to whom the Selling Group’s Ownership Interest in the Joint Venture is proposed to be sold (the “Proposed Buyer”);

(ii)	the portion of the Selling Group’s Ownership Interest in the Joint Venture which is the subject of the proposed sale (the “Sale Interest”);

(iii)	the cash consideration or cash equivalent of the non-cash consideration for which the Selling Group’s Ownership Interest in the Joint Venture is proposed to be sold; and

(iv)	all the other material terms and conditions of the proposed sale;

(2)

the Selling Group must include with the Pre-emption Notice an offer to sell the Sale Interest to the Continuing Group(s) provided it is not then in default in the payment of any Called Sums, and with respect to which no other Event of Default is then in existence (and if more than one other Continuing Group then exists then in proportion to their respective Ownership Interests in the Joint Venture), at the same price as set out in the Pre-emption Notice (except, in the case of any non-cash consideration, subject to its substitution with the cash equivalent of such non-cash consideration as determined under this section 19.4) and, subject to section 19.5, on substantially the same terms and conditions on which it is willing to sell the Sale Interest to the Proposed Buyer. The offer must be in a form which is capable of immediate acceptance by the Continuing Group(s), provided that the period for completion is at least as long as that allowed the Proposed Buyer;

(3)

if the consideration notified by the Selling Group to the Continuing Group(s) under the Pre-emption Notice includes non-cash consideration, the Selling Group must express the non-cash consideration as a good faith cash equivalent on a basis that is transparent and disclosed in the Pre-emption Notice;

(4)

if any Continuing Group does not agree with the basis on which the non-cash consideration has been converted to a cash equivalent, it must so notify the Selling Group and any other Continuing Group(s) within seven days of receiving the Pre-emption Notice.

(5)

upon a Continuing Group so notifying the Selling Group, all Participating Groups will promptly meet and endeavour to reach agreement on the amount of the cash equivalent of the non-cash consideration. If agreement is reached, the Selling Group must issue a new Pre-Emption Notice including the agreed cash equivalent. The period of 60 days referred to in section 19.4(8)) will be deemed to commence on the date that the Selling Group issues a fresh Pre-Emption Notice and the original notification to the Continuing Group(s) will be deemed never to have been made. If within 14 days after their first meeting, the Selling Group and the Continuing Group(s) have not reached agreement on the amount of the cash equivalent of the non-cash consideration, the matter will be referred to an Expert in accordance with Article 21 to determine whether or not the Selling Group's calculation of the cash equivalent of non-cash consideration was fair and reasonable and, if not, to determine the Expert's calculation of the amount of the cash equivalent;

(6)	if the Expert determines that the basis on which the non-cash consideration has been converted to a cash equivalent is fair and reasonable:

(i)

the period of 60 days referred to in section 19.4(8) will be deemed to have commenced on the date the Pre-Emption Notice was given provided that if the period of 60 days has expired or would expire prior to 14 days after the date upon which the Expert notifies the Participating Groups of his or her determination, the 60 day period will be extended to the date which is 14 days after the date upon which the Expert notifies the Participating Groups of the Expert's determination; and

(ii)	the Expert's costs will be borne by the Continuing Group(s) which objected to the Selling Group's calculation of the cash equivalent;

(7)	if the Expert determines that the basis on which the non-cash consideration has been expressed as a cash equivalent is not fair and reasonable:

(i)

the Selling Group must issue a fresh Pre-Emption Notice to the Continuing Group(s) in accordance with the requirements of section 19.4(1) including the cash equivalent as determined by the Expert and the original Pre-Emption Notice will be deemed never to have been made; and

(ii)	the Expert's costs will be borne by the Selling Group;

(8)

the Continuing Group(s) will have the right to accept the offer set out in the Pre-emption Notice at any time within a period of 60 days from the date the Pre-emption Notice is given (subject to any extension under section 19.4(6)(i)), and such offer must remain open for that period;

(9)

if one or more (but not all) of the Continuing Group(s) accept the offer within such 60 day period, the Selling Group must notify the accepting Continuing Group(s) of details of the unaccepted portion of the Sale Interest and such accepting Continuing Group(s) will have the right within a period of 60 days after the Selling Group's notice is given to accept the unaccepted part of the Sale Interest in proportion to their respective Ownership Interests (or as they may otherwise agree) at the same price and on the same terms and conditions;

(10)	if:

(i)	the whole of the Sale Interest is not accepted by one or more of the Continuing Group(s); or

(ii)

the whole of the Sale Interest is accepted by one or more of the Continuing Group(s) but the contract or contracts for transfer of the Sale Interest to the accepting Continuing Group(s) is/are terminated before completion for reasons other than for a default on the part of the Selling Group, then the Selling Group may complete the sale of the Sale Interest to the Proposed Buyer in accordance with the terms and conditions of the proposed sale as set out in the Preemption Notice (or on other terms no more favourable to the Proposed Buyer than those terms and conditions), within a period of 60 days (which shall be deemed to be extended in accordance with Section 19.4(12) to allow for any necessary Government Approvals) after:

(iii)	in the circumstances outlined in section 19.4(10)(i), the end of either the 60 day period referred to in section 19.4(8) or the 60 day period referred to in section 19.4(9) as the case may be; and

(iv)	in the circumstances outlined in section 19.4(10)(ii), the date of termination of the contract or contracts for transfer of the Sale Interest to the accepting Continuing Group(s);

(11)

if the whole of the Sale Interest is accepted by one or more of the Continuing Group(s), then the Selling Group will transfer the Sale Interest to such Continuing Group(s) in accordance with the terms and conditions of the resulting contracts with such Continuing Group(s);

(12)

the Sale Interest must comprise a proportional mix of Shares and Shareholder Loans in each JV Company to reflect the proportions held by the Continuing Group(s) and where any Government Approvals are required to be obtained in connection with such sale, an additional period of up to ninety (90) days shall be afforded to the Proposed Buyer (or the Continuing Group(s), in the event the right of pre-emption provided in this section 19.4 is exercised) to acquire the Sale Interest;

(13)

for the avoidance of doubt, an offer made under section 19.4(2) must relate only to the Sale Interest and, if section 19.5(2)(iii) applies, the shares in the Service Provider, and must not include or relate to any other assets.

19.5	Requirements of the Offer to Continuing Group(s)

(1)	An offer to sell the Sale Interest to the Continuing Group(s) under section 19.4(2) must:

(i)

contain a condition or conditions to the effect that the sale is conditional upon the Continuing Group(s) who accept(s) the offer obtaining all necessary Government Approvals in connection with such sale, either unconditionally or on conditions acceptable to such Continuing Group(s) (acting reasonably); and

(ii)

provide for a date for the satisfaction of any conditions precedent, and a date for completion of the sale, which would result in any Continuing Group(s) who accept the offer having a period of time for satisfaction of conditions precedent and for completion not less than the corresponding periods of time that the Proposed Buyer would have had under the contract signed by it and is consistent with the additional minimum period for obtaining any necessary Government Approvals set out in section 19.4(12), and may contain a condition to the effect that if two or more Continuing Group(s) accept the offer made to them under section 19.4(2), the sale of the relevant portions of the Sale Interest to each such Continuing Group will be conditional upon the contemporaneous completion of each such sale occurring.

(2)	For the purposes of the offer to sell the Sale Interest to the Continuing Group(s) under section 19.4(2):

(i)

the requirement for a cash consideration does not preclude the consideration for the sale of the Sale Interest consisting partly of cash and partly of other valuable consideration (e.g. a royalty to the extent agreed under section 19.4) that have been offered by the Proposed Buyer, provided that the Continuing Group(s) are objectively capable of giving the same consideration and are not inherently disadvantaged (when compared to the Proposed Buyer) by the inclusion of that non-cash consideration as part of the consideration;

(ii)	the consideration for the sale of the Sale Interest will be cash consideration even though:

A.	payment of the purchase price may occur in two or more tranches;

B.	some or all of the purchase price may be paid after the date of transfer of the Sale Interest to the Proposed Buyer or Continuing Group(s), as the case may be;

C.

the payment of some or all of the purchase price may be subject to a contingency (provided that the contingency is not such that it is inherently more likely to be satisfied where the Continuing Group(s) are the buyer of the Sale Interest than where the Proposed Buyer is the buyer of the Sale Interest); and

D.

the amount of the purchase price, or some component of it, is not fixed and ascertainable at the date of the offer to sell the Sale Interest to the Continuing Group(s) (provided that the offer clearly sets out the basis upon which the purchase price, or the relevant component of it, is to be calculated, and the basis of calculation is not inherently likely to result in the Continuing Group(s) paying a higher price for the Sale Interest than the Proposed Buyer would pay if it were the buyer); and

(iii)

if the Selling Group is an Affiliate of the Service Provider, the offer may include (and will not be invalidated by the inclusion of) a requirement for all of the shares of the Service Provider to be transferred to the accepting Continuing Group(s).

19.6	Charge of Participating Group’s Ownership Interest

(1)

A member of a Participating Group (the “Chargor”) may create a Security Interest upon all or part of its Ownership Interest in a JV Company in favour of any lender (the “Chargee”) if the Chargee has entered into a deed (the “Chargee's Priority Deed”) with the other Participating Group, in a form acceptable to the other Participating Group, acting reasonably, under which the Chargee agrees that the provisions of this Agreement (including section 11.6) and all other Joint Venture Documents will have priority over the Chargee's Security Interest and any enforcement of that Security Interest will be subject to compliance with the provisions of this Agreement (including section 11.6) and all other Joint Venture Documents.

(2)

The Participating Groups acknowledge that the Chargee's Priority Deed will contain provisions under which the Chargee is entitled to receive prior notice of any default by the Chargor or other circumstances that may result in enforcement of remedies under this Agreement (including those in section 11.6) against the Chargor and to take action to step-in or take other measures to avoid the exercise of such remedies. The Participating Groups will negotiate such provisions reasonably and in good faith and will not unreasonably withhold their agreement to provisions proposed by the Chargee which are consistent with normal finance practice.

19.7	Notice of Intention to Create Security Interest

Any member of a Participating Group proposing the creation of any Security Interest must give prior written notice of its intention to create such Security Interest to the other Shareholders, together with a copy of the proposed instrument creating such Security Interest and the name and address of the proposed Chargee.

19.8	Sale of Ownership Interest by Chargee

(1)

A Chargee of a Participating Group’s Ownership Interest in the Joint Venture may, without the consent of the other Participating Group, in the exercise of any power of sale or the enforcement of any other rights conferred by law or by the instrument creating such Security Interest, upon the happening of any event of default specified in any such instrument, sell (but not otherwise dispose of) the whole or part of the Ownership Interest of such Participating Group (the “Charge Defaultee Group”) in the Joint Venture.

(2)

Any proposed sale (whether by private agreement, public auction, court-ordered process or any other manner) by a Chargee of the whole or part of the Charge Defaultee Group's Ownership Interest in the Joint Venture will be subject to the pre-emptive rights of the other Participating Group under sections 19.3, 19.4 and 19.5 and the Chargee's Priority Deed must acknowledge this.

19.9	Set off

(1)

Each other Participating Group which is not in default of a Security Interest (each a “Charge Non-Defaultee Group”) may, in connection with its pre-emptive purchase of the Ownership Interest of a Charge Defaultee Group in the Joint Venture to be sold under this Article 19, credit against the purchase price payable by such Charge Non-Defaultee Group the amount of any debt due and payable to any member of such Charge Non- Defaultee Group by any member of the Charge Defaultee Group.

(2)

Except to the extent of such offset right, the Chargee must pay to the members of the Charge Non-Defaultee Group from the proceeds of such sale, all amounts due and payable under any of the Joint Venture Documents by the members of the Charge Defaultee Group.

19.10	Assumption of Joint Venture Obligations by Transferee

Any sale, transfer or other disposition of the whole or any part of the Ownership Interest of a Participating Group in the Joint Venture under this Article 19 will be effective only upon:

(1)	the execution and delivery by the transferee and the other Parties of a deed of covenant satisfactory to the Continuing Group(s):

(i)	evidencing the agreement of such transferee (to the extent of the Ownership Interest being transferred):

A.	to become a Participating Group or, if already a Participating Group, to increase its Ownership Interest in the Joint Venture;

B.	to be bound by the provisions of the Joint Venture Documents; and

C.

to assume all of the liabilities and to perform all of the obligations and duties under the Joint Venture Documents of the Participating Group whose Ownership Interest, or part of whose Ownership Interest, is to be sold, transferred or disposed of to the extent of the Ownership Interest being sold, transferred or disposed of; and

(ii)

evidencing the agreement of the Continuing Group(s) that such transferee (to the extent of the Ownership Interest being transferred) will be entitled to all of the rights and benefits of a Participating Group under the Joint Venture Documents; and

(2)	evidencing the agreement of the transferee to abide by a Participating Group’s obligation set out in section 11.6.

19.11	Change in Control

(1)

If there is a Change in Control of a member of Participating Group (other than a member whose shares are publicly listed on an internationally recognized stock exchange at the point in time when the Change in Control occurs) then the relevant Participating Group:

(i)	must immediately notify the other Participating Group of the Change in Control; and

(ii)

will be deemed to be a Defaulting Group which has committed an Event of Default and the other Participating Group will have the option to acquire the Ownership Interest of such Defaulting Group in accordance with section 11.10(2)(b), and sections 11.10 and 11.11 will apply.

(2)

Section 19.11(1)(ii) does not apply in relation to a Change in Control of a member of either Participating Group which occurs as part of a larger corporate portfolio or restructuring transaction involving its Ultimate Parent, whether by way of:

(i)	corporate restructure or reorganization;

(ii)	redomiciling or dual listing; or

(iii)	reverse takeover,

or any similar transaction where the shareholders of the Ultimate Parent immediately before closing of the relevant transaction or transactions continue to, directly or indirectly, hold more than 50% of the issued shares of the Participating Group member that was the subject of the relevant Change of Control after such closing.

ARTICLE 20
INTELLECTUAL PROPERTY AND CONFIDENTIALITY

20.1	Intellectual Property

(1)

Each Participating Group (for purposes of this section 20.1, the “Owner Group”) is the owner of all right, title, and interest, including all Intellectual Property Rights, in and to its Background IP and any Modifications thereto (whether such Modifications were developed by the Owner Group or otherwise). Each Owner Group hereby grants to each JV Company a non-exclusive, royalty-free, non-assignable and revocable licence to use the Owner Group’s Background IP and any Modifications thereto, solely for the purpose of performing their obligations under this Agreement and not for any other purposes. Except as contemplated in this section 20.1(1), the members of the other Participating Group and each JV Company have no rights whatsoever with respect to the Owner Group’s Background IP and Modifications thereto licensed to a JV Company by the Owner Group, and the Owner Group does not grant to any of them any other express or implied rights in and to such Background IP and any Modifications thereto. To the extent that any member of the other Participating Group or a JV Company acquires any right, title, or interest in and to any aspect of the Owner Group’s Background IP or any Modifications thereto, it shall assign such right, title, and interest to the Owner Group immediately following such acquisition. Any licence rights granted under this section 20.1(1) shall terminate upon the termination of this Agreement.

(2)

The Participating Groups acknowledge and agree that each of them, and each of their respective members’ direct or indirect shareholders and their Affiliates, is the owner of all right, title, and interest in and to its Trade-marks. To the extent a JV Company wishes to use the Trade-marks of any member of an Owner Group, or any of its respective Affiliates, the JV Company shall only do so pursuant to a trade-mark licence agreement in writing between the owner of the applicable Trade-mark and the JV Company as agreed upon between them.

20.2	Confidentiality

(1)

Except as provided in sections 20.2 and 20.3, each member of a Participating Group shall maintain as confidential and shall not disclose (or permit any of its Affiliates to disclose) any Business Information to any Third Party or the public without the prior written consent of the other Participating Group, which consent shall not be unreasonably withheld, delayed or conditioned, and each Participating Group shall maintain as confidential and shall not disclose (or permit any of its members or their Affiliates to disclose) to any Third Party or the public any Group Information relating to any Participating Group without such Participating Group’s prior written consent. The obligations of confidentiality set forth in this section 20.2(1) shall not apply with respect to any Business Information or any Group Information that is:

(i)	or becomes part of the public domain other than through a breach of this Agreement;

(ii)	lawfully received by a member of a Participating Group or its Representatives from a Third Party not under an obligation of secrecy; or

(iii)

independently developed by one or more employees of a member of a Participating Group, its Affiliates or their respective Representatives who did not have access to the Business Information or the Group Information.

(2)

Notwithstanding section 20.2(1), any Group Information relating to either of the Participating Groups which existed before the Effective Date and which is learned or acquired by a member of the other Participating Group in the course of Operations shall remain the Group Information of the first-mentioned Participating Group and shall not be included in the Business Information and shall not be treated as such without the written consent of the members of such first-mentioned Participating Group.

20.3	Disclosure Required by Applicable Laws

(1)

The consent required by section 20.2(1) shall not apply to a disclosure of Business Information or Group Information in any manner (including a press release) by a member of a Participating Group or any of its Affiliates which reasonably believes in good faith that such disclosure is required by Applicable Laws, including Applicable Securities Laws, or any Governmental Authority (each, a “Required Disclosure”).

(2)

Any member of a Participating Group or any of its Affiliates that intends to make a Required Disclosure shall (to the extent permitted by Applicable Laws) provide the other Parties with the full written text of the proposed Required Disclosure at least two Business Days before its first disclosure, unless pursuant to Applicable Laws such Required Disclosure must be made within a shorter period, in which case the Participating Group or its Affiliate intending to make such Required Disclosure shall provide the full written text of the proposed Required Disclosure to the other Parties for as long a period as is practicable in advance of its first disclosure.

(3)

The member of the Participating Group which, or whose Affiliate, intends to make a Required Disclosure shall consider and give effect to all reasonable amendments to the Required Disclosure as may be proposed by the other Participating Group.

(4)	The members of a Participating Group which, or whose Affiliate, makes a Required Disclosure shall be solely and entirely responsible for the contents of the Required Disclosure.

(5)

For the avoidance of doubt, nothing in this section 20.3 shall prevent any member of a Participating Group or its respective Affiliates from complying with obligations under Applicable Laws, including Applicable Securities Laws.

20.4	Other Exceptions

(1)	The consent required by section 20.2(1) shall not apply to a disclosure of Business Information:

(i)	to any of the Affiliates or Representatives of a member of a Participating Group (or any of its Affiliates) that has a bona fide need to be informed;

(ii)

subject to the restrictions in Article 19, to (A) any Lender, (B) any Third Party to which the disclosing Participating Group may wish to offer a Transfer of any its Sale Interest, including by way of a Change in Control or an Ultimate Parent, or (C) any Third Party with which an Ultimate Parent may wish to enter into debt or equity financing or merger or acquisition transaction, either as acquirer, target, merger-of-equals or on a share swap basis (each a “Permitted Third Party”), provided such Permitted Third Party has entered into a confidentiality agreement with a member of the disclosing Shareholder that contains provisions substantially similar to and no less stringent than those contained in section 20.2(1); or

(iii)	by a JV Company which is reasonably necessary for it to carry out its responsibilities under this Agreement.

(2)

In the case of disclosure pursuant to section 20.4(1)(i) or section 20.4(1)(iii), the disclosing Participating Group shall advise the relevant Affiliates and Representatives of the confidential nature of such Business Information. In the case of disclosure pursuant to section 20.4(1)(ii), the disclosing Participating Group shall:

(i)	give not less than 48 hours prior notice to the other Parties of the intended disclosure;

(ii)	only disclose such Business Information as such Permitted Third Party shall have a legitimate business need to know;

(iii)	inform such Permitted Third Party of the disclosing Participating Group’s obligations hereunder;

(iv)

ensure that such Permitted Third Party agrees in writing in favour of the disclosing Participating Group to protect such Business Information from further disclosure to the same extent as such Shareholder is obligated under this Article 20; and

(v)

be liable to the JV Company and the non-disclosing Participating Group for any breach of the provisions of this Article 20 by such Permitted Third Party as the case may be, as if it had committed the breach of such provisions itself.

20.5	Press Releases

Subject to compliance with Applicable Securities Laws, each Reporting Parent shall use its commercially reasonable efforts to enable the other Reporting Parent to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively.

20.6	Duration of Confidentiality

The provisions of this Article 20 shall apply during the term of this Agreement and for two years following termination of this Agreement, and shall continue to apply to any Participating Group who Transfers its Sale Interest or otherwise ceases to be a Participating Group, for two years following the date of such Transfer.

ARTICLE 21
EXPERT DETERMINATION

21.1	When Appointed

Wherever under this Agreement:

(1)	any matter is expressly to be referred to an Expert; or

(2)	the Participating Groups agree that a point of difference between them will be resolved by an Expert,

then unless specifically provided otherwise, the matter in issue will be referred to an Expert for determination and this Article 21 will apply. Unless otherwise agreed by the Participating Groups, any Expert appointed under this Agreement must be someone who is independent of the Participating Groups, does not have an interest or duty which conflicts or may conflict with the functions of the Expert and is not a Representative of a person that provides consultancy services on a regular basis to any party to the dispute.

21.2	Appointment

The procedure for the appointment of an Expert will be as follows:

(1)

the Participating Group wishing the appointment to be made will give notice in writing to that effect to the other Participating Group and give details of the matter which it proposes will be resolved by the Expert;

(2)

within 10 Business Days from the date of that notice, the parties’ representatives will meet in an endeavour to agree upon a single Expert (who will be independent of the parties and will have qualifications and experience appropriate to the matter in dispute) to whom the matter in dispute will be referred for determination; and

(3)	if within that 10 Business Days the Participating Groups fail to agree upon the appointment of a single Expert then either Participating Group may request the nomination of an Expert by:

(i)	the President of the Canadian Institute of Mining, Metallurgy and Petroleum to appoint the Expert, if the subject matter of the dispute relates to a technical issue;

(ii)	the President of the Institute of Chartered Accountants of Ontario, if the subject matter of the dispute relates to a financial issue; or

(iii)	the President of the Law Society of Upper Canada, if the subject matter of the dispute relates to a legal issue;

(each an “Independent Body”), which nominee the parties must appoint.

(4)

If an Independent Body fails to nominate an Expert within 10 Business Days of being requested to do so, or otherwise refuses to make such an appointment, then either Participating Group may request the nomination of an Expert by an Arbitrator appointed pursuant to Article 22, which nominee the Participating Groups must appoint.

21.3	Instructions

The Expert will be instructed to:

(1)	determine the matters in issue within the shortest practicable time; and

(2)	deliver a report stating his or her opinion with respect to the matters in issue and setting out the reasons for the decision.

21.4	Procedure

(1)

The Expert will determine the procedures for the conduct of the process in order to resolve the matters in issue and must provide each Participating Group with a fair opportunity to make submissions in relation to the matter in issue.

(2)

Any process or determination of the matters in issue by the Expert will be made as an expert and not as an arbitrator and the determination of the Expert will be final and binding on the parties without appeal so far as the law allows and except in the case of manifest error or where a party to the matter in issue has not been provided with a fair opportunity to make submissions in relation to the matter in issue.

21.5	Costs

Each Participating Group will bear its own costs of and incidental to any proceedings under this Article 21. The costs of the Expert will be Costs, except as otherwise may be provided in this Agreement.

21.6	Expedited Deadlock Resolution

For Management Committee deadlock in connection with Ordinary Decision matters under section 5.10, the following expedited process shall apply using “final offer” resolution procedures. After the second Management Committee vote or at any time by unanimous agreement of the Management Committee, each Participating Group will be obliged to provide to the Expert a single written proposal (a “Proposed Solution”) to resolve the impasse causing the deadlock vote. Each Proposed Solution shall provide sufficient details of the matters in issue and the proposed resolution so that it can be implemented substantially in the form it is submitted. The Expert shall review the submitted Proposed Solutions and shall meet with the parties alone and then together commenting on each party’s Proposed Solution with full disclosure to each of the submissions made and Expert’s suggestions. Each Participating Group shall thereafter be provided with a 5 Business Day opportunity to amend and resubmit its Proposed Solution. Upon the expiry of such period the Expert shall within the following 5 Business Days choose one of the Proposed Solutions without material amendment (unless consented to by each Participating Group in its sole discretion) and direct it be implemented by the Management Committee.

ARTICLE 22
ARBITRATION

22.1	Scope

Except to the extent otherwise expressly referred to Expert determination in accordance with Article 21, or otherwise expressly prescribed by this Agreement in relation to particular types of dispute, the Participating Groups must deal with any dispute, controversy, claim or difference (each, a “Dispute”) arising out of, connected with or relating to this Agreement or any breach, termination or claimed invalidity of this Agreement in accordance with the dispute resolution process set out in this Article 22. Subject to section 22.13, in the event of any Dispute arising between the Participating Groups under or in connection with this Agreement, each Participating Group will use its commercially reasonable efforts to settle successfully such Dispute. To this effect, they will consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach an equitable solution satisfactory to the Parties. If the Participating Groups are unable to reach a solution following written notice of a Dispute (a “Dispute Notice”) being given by one Participating Group to each other Participating Group, and after complying with the procedures set out in sections 22.3 and 22.4, then subject to the terms of this Article 22, any Party will be entitled to refer any such Dispute to arbitration under the International Commercial Arbitration Act (Ontario).

22.2	What is Deemed Not a Dispute

The Participating Groups acknowledge that differences may arise between them which are based on subjective best self-interest and as such are not to be considered Disputes subject to arbitration, Expert review or other proceedings. In particular each Participating Group has the unfettered right to cause its Management Committee Members to vote for or against a Super Majority Decision in its sole discretion.

22.3	Meeting of the Participating Groups’ Designated Representative

The designated representatives of each Participating Group must meet and use all reasonable endeavours acting in good faith to resolve the Dispute, within five (5) Business Days after the receipt of a Dispute Notice.

22.4	Meeting of Senior Executives and Board Representatives

(1)

If the Dispute is not resolved under section 22.3, then within ten (10) Business Days of the date the Dispute Notice has been given, the chief executive officer of each Ultimate Parent shall meet and use all reasonable endeavours acting in good faith to resolve the Dispute.

(2)

If the Dispute is not resolved under section 22.4(1), then within fifteen (15) Business Days of the date the Dispute Notice has been given, the Chairperson of AGI (or another board representative in lieu of the Chairperson) and the Chairperson of Gold Fields (or another board representative in lieu of the Chairperson) must meet and use all reasonable endeavours acting in good faith to resolve the Dispute.

(3)

A Party may not commence arbitration proceedings in respect of the Dispute until the steps under sections 22.3, 22.4(1) and 22.4(2) have been taken and either the AGI chief executive officer or the Gold Fields Chairperson states in writing that he or she considers that the Dispute will not be resolved within twenty-five (25) Business Days from the date the Dispute Notice was given.

22.5	Notice of Arbitration

Subject to compliance with sections 22.2, 22.3 and 22.4, a Participating Group desiring arbitration under this Agreement shall give a notice of arbitration to each other relevant Party containing a concise description of the matter submitted for arbitration.

22.6	Arbitrator

(1)	Number. There shall be one Arbitrator who shall be independent of both Participating Groups.

(2)	Qualifications. The Arbitrator shall be a suitably qualified person who is knowledgeable and experienced regarding the subject matter of the arbitration.

(3)

Appointment. Within ten (10) days after a Participating Group gives a notice of arbitration referred to in section 22.5, the Participating Groups shall jointly appoint a single Arbitrator. If the Participating Groups fail to appoint a single Arbitrator within such ten (10) day period either Party may seek to have an Arbitrator appointed by the Ontario Superior Court of Justice - Commercial List. The single arbitrator appointed pursuant to this section 22.6(3) is referred to in this Agreement as the “Arbitrator”.

22.7	Powers of Arbitrator

The Arbitrator may determine all questions of law and jurisdiction (including questions as to whether a Dispute is arbitrable) and all matters of procedure relating to the arbitration. The Arbitrator shall have the right to grant legal and equitable relief (including injunctive relief) and to award costs (including legal fees and the costs of the arbitration) and interest.

22.8	Arbitration Procedure

The arbitration shall take place in the City of Toronto at such place and time as the Participating Groups may agree or the Arbitrator may fix. As soon as possible after hearing the representations and evidence of the Participating Group, the Arbitrator shall make his or her determination in writing and deliver one copy to each of the Participating Groups. All matters relating to arbitration proceedings shall be deemed to be Confidential Information for purposes of section 20.2.

22.9	Language of Arbitration

The arbitration proceedings shall be conducted in the English language.

22.10	Law Applicable to the Arbitration

The arbitration shall be governed by the laws of Ontario, and the laws of Canada applicable therein, without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

22.11	Awards and Appeal

The written decision of the Arbitrator shall be final and binding upon the Participating Groups in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the arbitration and the final determination of the issues in the arbitration. Judgment upon any award rendered by the Arbitrator may be entered in any court having jurisdiction.

22.12	Costs of Arbitration

The costs of any arbitration shall be borne by the Participating Groups in the manner specified by the Arbitrator in his or her discretion.

22.13	Interlocutory Relief

Nothing contained in this Article 22 shall prevent or restrict a Participating Group from seeking interim or interlocutory relief from a court of competent jurisdiction in the Province of Ontario pending the determination of arbitration pursuant to this Article 22.

22.14	Continued Performance

Each Participating Group shall continue performance of its obligations under this Agreement notwithstanding the existence of a Dispute which is pending resolution pursuant to this Article 22.

ARTICLE 23
FORCE MAJEURE

23.1	Definition of Force Majeure

The term “Force Majeure” means any cause beyond the reasonable control of the Participating Group affected thereby (the “Affected Group”), which wholly or partially prevents the performance by such Participating Group of its obligations under this Agreement, including an act of nature or the elements, or disturbance, earthquake, fire, washout, explosion, accident, war (declared or undeclared) or the consequence thereof, insurrection, Ghanaian export restrictions, non-Ghanaian import restrictions, embargo, strike, lockout or other labour interruption, civil strife, mob violence, boycott or any unlawful act against public order or security, breakdown of machinery or equipment which substantially impairs the ability to perform, unavailability of power, water, fuel, labour, materials or other items necessary for the performance of a Participating Group’s obligations hereunder, unavailability of transportation facilities, act of any Governmental Authority, law, order or regulation of any competent Governmental Authority or any other cause which a reasonable person could not foresee or reasonably be expected to make provision for, whether or not similar to those enumerated above which prevents performance of a Participating Group of its obligations hereunder.

23.2	Notice of Force Majeure.

Promptly following the occurrence of an event of Force Majeure, the Affected Group shall give the other Participating Group an immediate notice thereof, indicating the cause of the state of such Force Majeure, the date of the commencement and the estimated duration of such state of Force Majeure and the anticipated effect of the state of Force Majeure on the performance of the obligations of the Affected Group hereunder. During the continuance of such state of Force Majeure, the Affected Group shall give further notices to the other Participating Group as to the progress in remedying such state and the estimated time of resumption of the performance of its obligations under this Agreement, and shall notify the other Participating Group immediately after such state of Force Majeure shall have ceased to have effect.

23.3	Parties to Use Reasonable Efforts.

The Affected Group shall endeavour with due diligence to resume compliance with its obligations hereunder and both Participating Groups will use commercially reasonable efforts to overcome or mitigate the effects of any such state of Force Majeure upon the regular operation of this Agreement. Notwithstanding the foregoing, the settlement of any strike or other labour trouble shall be entirely in the discretion of the Affected Group and there shall be no obligation on the Affected Group to test or refrain from testing the validity of any order, regulation or law relating to such strike or other labour trouble.

23.4	Effect of Force Majeure.

The Affected Group shall be excused from performance of its obligations (other than the performance of its Called Sum payment obligations) under this Agreement to the extent made necessary by the state of Force Majeure and during the continuance of such state of Force Majeure, and the Affected Group shall incur no liability by reason of its failure to perform the obligations so excused.

ARTICLE 24
POWER OF ATTORNEY

24.1	Appointment as of Effective Date

Effective as of the Effective Date, each Shareholder of a JV Company irrevocably and for valuable consideration appoints its JV Company as its attorney to complete and execute such instruments for and on its behalf as the attorney thinks necessary or desirable to give effect to any of the transactions contemplated by Article 11 and Article 19 with respect to each Shareholder’s Ownership Interest in such JV Company, including such Shareholder’s Shares, Capital Contributions and Shareholder Loans and the Capital Accounts of its Participating Group. Each JV Company shall only exercise its powers under this section 24.1 with respect to any particular Shareholder if:

(1)	such Shareholder is a Defaulting Transferor; and

(2)	the JV Company has notified the Defaulting Transferor that it intends to exercise its powers and authorities under the appointment noted in this section 24.1.

The appointment of the JV Company as attorney pursuant to this section 24.1 is without prejudice to any rights or obligations of any Party under any other provision of this Agreement, including sections 11.6 and 11.10(7)(v) .

24.2	Covenants Relating to Appointment of a JV Company

(1)	Each Defaulting Transferor agrees to ratify and confirm whatever its JV Company lawfully does, or causes to be done, under the appointment set forth in section 24.1.

(2)

Each Defaulting Transferor agrees to indemnify its JV Company against all Legal Claims arising in any way in connection with the lawful exercise of all or any of the JV Company’s powers and authorities under the appointment set forth in section 24.1.

(3)

Each Defaulting Transferor agrees to deliver to its JV Company upon demand such further powers of attorney, instruments of transfer and other instruments as the JV Company may require for the purposes of the appointment set forth in section 24.1.

24.3	Acknowledgment

The Participating Groups acknowledge and agree that where a Defaulting Transferor defaults in the Transfer of its Ownership Interest or a portion thereof in a JV Company (the “Defaulted Interest”) to the other Participating Group or another Person, as required hereunder, the JV Company may receive the purchase money in trust for the Defaulting Transferor and thereupon record the Transfer of the Defaulted Interest, and enter the name of the transferee thereof in the registers of the JV Company as the owner of the Defaulted Interest purchased by it. The JV Company shall hold the purchase money received by it in trust on behalf of the Defaulting Transferor and shall not commingle the purchase money with the JV Company’s assets, except that any interest thereon shall be for the account of the JV Company. The receipt by the JV Company of the purchase money shall be a good discharge to the transferee and, after its name has been entered in the registers of the JV Company, the transaction of purchase and sale shall be deemed completed at the price and on the other terms and conditions contemplated herein and the transferee shall for all purposes own the Defaulted Interest purchased by the transferee. Upon such registration, the Defaulting Transferor shall cease to have any right to or in respect of the Defaulted Interest except the right to receive, without interest, the purchase money received by the JV Company upon surrender of any documents and instruments that previously represented the Defaulted Interest.

ARTICLE 25
GENERAL PROVISIONS

25.1	Term, Termination and Surviving Provisions

(1)	This Agreement shall continue in full force and effect until, and shall terminate upon, the earlier of:

(i)	the written agreement of all the Shareholders;

(ii)	the Shares of all the JV Companies being held (directly or indirectly) entirely by one Ultimate Parent or one or more of its Affiliates; or

(iii)	the dissolution of all of the Joint Venture.

(2)

Notwithstanding any termination of this Agreement, the provisions of section 6.10,11.12(3), 18.1, Article 20, Article 22, Article 23 and this Article 25], the rights of a Non-Defaulting Group pursuant to section 11.5 and the protections afforded to any Person indemnified pursuant to this Agreement, in each case solely with respect to any rights or obligations accruing prior to the effective date of such termination, shall survive such termination and remain in full force and effect pursuant to their respective terms and Applicable Law.

25.2	Notices

A notice, demand, consent, waiver, direction, certification, process or other communication relating to this Agreement must be in writing in English and may be given by an agent of the sender. In addition to any other lawful means, a communication may be given by being: (i) personally delivered; (ii) delivered via courier at a Participating Group’s current delivery address for notices; (iii) sent by email to the Participating Group’s current email address for notices; or (iv) sent by such other form of communication as the Management Committee may from time to time agree.

Any such communication shall: (i) if personally delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day and, if not, on the next Business Day); (ii) if delivered via courier at a Participating Group’s current delivery address for notices, be deemed to have been given and received on the date on which it was delivered to such address (if a Business Day and, if not, on the next Business Day); and (iii) if sent by email, be deemed to have been given and received at the time of receipt of the e-mail by the intended recipient. If actually delivery is after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for notice for each of the Participating Group members shall be as follows:

(1)	if to the GF Participating Group (both (i) and (ii) below):

(i)	to GFINBV and/or GFNSBV:

c/o Gold Fields Netherlands Services B.V.
[REDACTED: Commercially Sensitive Information]

Attention:	Managing Director
Email:	[REDACTED: Commercially Sensitive Information]
Copy to:	[REDACTED: Commercially Sensitive Information]

(ii)	and to GF Orogen:

Gold Fields Orogen Holding (BVI) Limited
[REDACTED: Commercially Sensitive Information]

Attention:	Maxine Mayhew
Email:	[REDACTED: Commercially Sensitive Information]
Copy to:	[REDACTED: Commercially Sensitive Information]

with a courtesy copy for each of (i) and (ii) (which shall not be required for or constitute notice) to:

Fasken Martineau DuMoulin LLP
Bay Adelaide Centre
Suite 2400, 333 Bay Street
Toronto, Ontario, Canada
M5H 2T6

Attention:	Brian Graves
Email:	bgraves@fasken.com

(2)	If to the AGI Companies:

c/o Asanko Gold Inc.
680-1066 West Hastings Street
Vancouver, British Columbia, Canada
V6E 3X2

Attention:	Peter Breese
Email:	[REDACTED: Commercially Sensitive Information]

with a courtesy copy (which shall not be required for or constitute notice) to:

McMillan LLP
Royal Centre, Suite 1500
1055 West Georgia Street
Vancouver, British Columbia, Canada
V6E 4N7

Attention:	Bernhard Zinkhofer
Email:	bernhard.zinkhofer@mcmillan.ca

(3)	If to any JV Company, to the registered office of such JV Company, with copies to all parties indicated in sections 25.2(1) and 25.2(2).

25.3	Waiver

(1)

No failure on the part of a Party or Participating Group to exercise, no delay in exercising, and no course of dealing with respect to, any right, power or privilege established by this Agreement shall operate as a waiver thereof.

(2)

Except as otherwise expressly provided for herein, no waiver of any provision of this Agreement or consent to any departure by any Party or Participating Group from any provision of this Agreement shall be effective unless it is confirmed in writing. Any waiver or consent shall be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

(3)	The single or partial exercise of any right, power or privilege established by this Agreement shall not preclude any other exercise thereof.

25.4	Amendment

This Agreement may only be amended by the written agreement of all the Parties hereto or, as applicable, their permitted successors and assigns.

25.5	Stamp Duty

Any stamp duty or other Tax of a similar nature in connection with the execution of this Agreement or the transactions hereunder shall be borne by the Participating Groups in proportion to their then Ownership Interests in the Joint Venture.

25.6	Governing Law and Attornment

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of another jurisdiction, and, subject to Article 22, the Parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario, Canada.

25.7	Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, in any jurisdiction:

(1)

the remaining provisions shall nevertheless be and remain valid and subsisting in such jurisdiction and shall be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to the Parties; and

(2)	that provision shall nevertheless be and remain valid and subsisting in other jurisdictions.

25.8	Further Assurances

The Parties shall execute such further and other documents and do such further and other things as may be reasonably necessary or convenient to carry out and give effect to the intent of this Agreement.

25.9	Time of the Essence

Time shall be of the essence of this Agreement.

25.10	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns, provided that any Transfer of any rights under this Agreement not made in accordance with this Agreement shall be null and void and of no force or effect.

25.11	Entire Agreement

This Agreement constitutes the entire agreement between the Parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter thereof. In the event of any conflict between this Agreement and the Services Agreement, the terms of this Agreement shall be paramount over the Services Agreement in respect of the Management Committee’s authority to control the Joint Venture and each JV Company, but the Services Agreement shall be paramount in respect of the calculation and payment of Service Provider’s entitlement to Service Fees thereunder.

25.12	Counterparts and Electronic Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similarly executed electronic copy of this Agreement, and such facsimile or similarly executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED		GFI NETHERLANDS B.V.

By:	“Colin Bird”	By:	“P.T. Reijn” and“Johan Pauley”
	Name: Colin Bird		Name: P.T. Reijn and Johan Pauley
	Title: Director		Title: Managing Directors

GOLD FIELDS NETHERLANDS SERVICES B.V.		ASANKO GOLD INC.

By:	“P.T. Reijn”	By:	“Fausto Di Trapani”
	Name: P.T. Reijn		Name: Fausto Di Trapani
	Title: Managing Director		Title: Chief Financial Officer

By:	“Johan Pauley”
Name: Johan Pauley
Title: Managing Director

ASANKO GOLD (BARBADOS) INC.		SHIKA GROUP FINANCE LIMTED

By:	“Steven Parker”	By:	“Samantha Radcliffe”
	Name: Steven Parker		Name: Samantha Radcliffe
	Title: Director		Title: Director

ASANKO GOLD GHANA LIMITED		ADANSI GOLD COMPANY LIMITED

By:	“Fausto Di Trapani”	By:	“Fausto Di Trapani”
	Name: Fausto Di Trapani		Name: Fausto Di Trapani
	Title: Director		Title: Director

Signature page to 12.2 – Joint Venture Companies and Shareholders Agreement

SCHEDULE A
DESCRIPTION OF THE MINING PROPERTIES AND EXPLORATION PROPERTIES

Part A - Description of the Mining Properties

Tenement name	Area	Registered licenced owner	MinCom number	Licence type	Grant date	Expiry date
1. Anglogold Ashanti Miradani	14.98 Square Km	MineCo	PL6/122	ML	18 May 1995	17 May 2025
2. Esaase Mining Lease	10.56 Square Km	MineCo	PL6/8/Vol 8	ML	4 Nov 1990	30 Aug 2020
3. Adubea	13.38 Square Km	MineCo	PL6/310	ML	2 Nov 2012	1 Nov 2018
4. Abirem	47.13 Square Km	MineCo	PL6/303	ML	28 Mar 2013	27 Mar 2026
5. Abore	28.47 Square Km	MineCo	PL6/303	ML	2 Nov 2012	1 Nov 2017
6. Datano	50 Square Km	ExploreCo	-	ML	-	31 Jul 2014
7. Jeni River	47.8 Square Km	MineCo	RL6/21	ML	22 Mar 1990	21 Mar 2020

Part B - Description of the Exploration Properties

Tenement name	Area	Registered licenced owner	MinCom number	Licence type	Grant date	Expiry date
1. Kaniago (Adansi)	53.5 Square Km	ExploreCo	-	PL	11 August 2008	10 August 2010
2. New Obuase	21.4 Square Km	ExploreCo	-	PL	1 Dec 1988	30 Nov 1990
3. Diaso-Afiefiso	122.21 Square Km	ExploreCo	-	PL	5 Oct 2004	4 Oct 2006
4. Juabo	18.06 Square Km	ExploreCo	-	PL application	-	-
5. Manhia	37.32 Square Km	ExploreCo	-	PL	20 Jun 2005	19 Jun 2007
6. Dunkwa Gyimigya	28.26 Square Km	ExploreCo	-	PL	10 Oct 2008	9 Oct 2010
7. Gyimigya	4.56 Square Km	ExploreCo	-	PL	-	-
8. Pomaakrom	102.69 Square Km	MineCo	-	PL application	-	-

A-2

Tenement name	Area	Registered licenced owner	MinCom number	Licence type	Grant date	Expiry date
9. Fosukrom	62.16 Square Km	MineCo	-	PL	-	-
10. Asumura	82.11 Square Km	MineCo	-	PL	18 Aug 2004	17 Aug 2005
11. Dawohodo	10.36 Square Km	MineCo	-	PL	22 Nov 2002	21 Nov 2004
12. Mepom	2.37 Square Km	MineCo	-	PL	6 Jan 2009	5 Jan 2011
13. Kaniago (Midland)	27.75 Square Km	Midland	-	PL	4 June 2007	3 June 2009
14. Besease (Midland)	15.55 Square Km	Midland	-	PL	7 Jul 2014	6 Jul 2016
15. Mmooho (Midland)	5.76 Square Km	Midland	-	PL	19 Dec 2014	18 Dec 2016
16. Gyagyatroso (Switchback)	11.14 Square Km	Switchback Mining Company Limited	-	PL	19 March 2004	18 March 2006
17. Esaase (Sky Gold)	45.9 Square Km	Sky Gold Mining Company Limited	-	RL	1st Dec 2009	30 Nov 2010

Legend Regarding License Types:

“ML” = Mining lease

“RL” = Reconnaissance license

“PL” = Prospecting license

Part C Description of Third Party (Non-Governmental) Royalties on Properties

Tenement	Area (sq.km)	Licence Owner	Royalty	License Category	Current License Grant Date	License Expiry Date
Datano	53.78	Adansi Gold - 100%	-	Mining Lease	08/01/2012	31/07/2014
1.Switchback (Gyagyatroso)	10.83	Switchback Mining -100%	2%	Prospecting	23/01/2014	31/05/2017
2. Mepom	2.37	Asanko Gold - 100%	-	Prospecting	17/02/2009	16/02/2011
3. Dawohodo	10.36	Asanko Gold - 100%	-	Prospecting	23/07/2014	22/07/2015
4. Asumura	82.11	Asanko Gold - 100%	3.5%(US$ 6.0M)	Prospecting	08/04/2004	17/06/2012
5. Fosukrom	62.16	Asanko Gold - 100%	3.5%(US$ 6.0M)	Prospecting	08/04/2004	17/06/2012
6. Kaniago - Midlands	25.5	Midlands Minerals - 100%	-	Prospecting	31/01/2013	30/01/2015

A-3

Tenement	Area (sq.km)	Licence Owner	Royalty	License Category	Current License Grant Date	License Expiry Date
7. Sky Gold	91.5	Sky Gold - 100%	2%(Sky Gold)	Reconnaissan ce	12/01/2009	20/06/2012
8.Pomaakrom	102.69	Asanko Gold - 100%	3.5% or US$ 6.0M (Zaknet)	Under Application	Under Application	Under Application
9. Diaso-Afiefiso	122.21	Adansi Gold - 100%	3.5%(US$ 6.0M)	Prospecting	12-Jun-13	11-Jun-14
10. Midlands- Besease	15.55	Midlands Minerals - 100%	-	Prospecting	07-Jul-14	July 6,2016
11.Midlands Mmooho	5.76	Midlands Minerals -100%	-	Prospecting	19-Dec-14	18-Dec-16
12. Abore	28.47	Asanko Gold - 100%	-	Mining Lease	11/02/2012	11/01/2017
13. Abirem	47.13	Asanko Gold - 100%	2%- Akwasiso area	Mining Lease	28/03/2013	27/03/2026
14. Adubea	13.38	Asanko Gold - 100%	0.5%(Biney Family)	Mining Lease	11/02/2012	11/01/2018
15. Esaase	27.03	Asanko Gold - 100%	0.5% (Official Liquidator)	Mining Lease	09/04/1990	09/03/2020
16. Jeni River	43.41	Asanko Gold - 100%	0.5% (Official Liquidator)	Mining Lease	22/3/1990	21/03/2020
17. AngloGold Ashanti Miradani	14.98	Asanko Gold - 100%	-	Mining Lease	18-May-95	17-May-25

The above are in addition to the Government of Ghana royalty of 5%

SCHEDULE B
MAP OF THE MINING PROPERTIES AND EXPLORATION PROPERTIES

2°8'W
2°W
1°52'W
6°40'N
6°32'N
6°24'N
6°16'N
N
Sky Gold Area "A"
Sky Gold Area "B"
Sky Gold Area "C"
Sky Gold Area "D"
Mpatoam
Mepom
Esaase
Dawohodo
Jeni River
Abore
Mmooho
Besease
Adubea
Midlands Kaniago
Kaniago
Abirem
Gyagyatreso
Datano
Miradani
Afiefiso
New Obuase
Camp Village
Dumpase No. 2
Dumpase No. 1
0
2.5
5
10
Kilometers
Legend
Surface Type
Airstrip
Gravel Class 2
Gravel Class 3
Hard Road
Paved Class 1
Paved Class 2
Paved Class 3
Trail
Towns
Streams and Rivers
Contours (50ft)
Asanko Tenements
Forest Reserve
Communities

SCHEDULE C
DEFINITIONS

(1)	“2018 Operational Plan” means the Operational Plan for the 2018 calendar year attached hereto as Schedule F;

(2)

“Abandon” means to intentionally and permanently give up, surrender, leave and relinquish all, substantially all, or a severable part, of the Operations or Joint Venture Assets, whether by way of removal, placement on permanent care and maintenance or other basis, and “Abandonment” and “Abandoning” have the corresponding meanings;

(3)	“Acquiring Group” has the meaning given to such term in section 11.10(7);

(4)	“Acquisition Costs” has the meaning given to such term in section 15.1(2);

(5)	“Acquisition Notice” has the meaning given to such term in section 15.1(3);

(6)	“Act” means, in the case of each of MineCo and ExploreCo, the Companies Act 1963 (Ghana), as amended, and in the case of FinCo, the Companies Act 2006 (Isle of Man), as amended;

(7)	“Additional Rights” has the meaning given to such term in section 15.1(2);

(8)	“Advisers” has the meaning given to such term in section 5.13;

(9)	“AFEs” has the meaning given to such term in section 5.18(2);

(10)	“Affected Group” has the meaning given to such term in section 23.1;

(11)	“Affiliate”, in reference to a Party, means any Person that directly or indirectly controls, is controlled by, or is under common control with, such Party;

(12)	“AG Companies” means AGI and AGB;

(13)	“Aggregate Capital Account” has the meaning given to such term in section 3.2;

(14)	“Agreement” means this joint venture companies and shareholders’ agreement and its schedules, as amended and modified from time to time;

(15)	“Annual Financial Statement” has the meaning given to such term in section 12.3(1);

(16)	“AOI Acquiror” has the meaning given to such term in section 15.1(2);

(17)

“Applicable Law” or “Applicable Laws” means any applicable laws with respect to any Person, including the common law and any multinational, supranational, domestic or foreign federal, national, state, regional, provincial, territorial or local commercial, securities, Tax, personal land use and zoning, sanitizing, occupational health and safety, real property, security, securities, mining, environmental, water, energy, investment, property ownership laws, Environmental Laws and other laws (whether statutory, common or otherwise), and any constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, directive, decree, ruling, guideline, policy or other similar requirement enacted, adopted, promulgated, issued or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise;

(18)

“Applicable Securities Laws” means any Applicable Laws relating to securities and the published rules and policies of any stock exchange on which a Party’s (or any of its Affiliates’) securities may be listed or quoted from time to time;

(19)

“Approval”, “Approving” or “Approved” relates to, in the context of a Program and Budget (or either of them), an approval by Ordinary Decision or Special Majority Decision of the Management Committee, as the case may be, but in the case of FinCo, subject to independent approval by the FinCo Board by Ordinary Decision or Special Majority, and similarly, “Approved Program and Budget” means a Program and Budget approved by the Management Committee in accordance with Article 9, as amended, updated or re-approved from time to time, but in the case of FinCo, subject to independent approval by the FinCo Board by Ordinary Decision or Special Majority, as the case may be;

(20)	“Arbitrator” has the meaning given to such term in section 22.6(3);

(21)	“Area of Interest” means all lands that lie within twenty (20) kilometres of the exterior boundaries of the Properties as depicted on the map set out in Schedule B;

(22)

“Authorisations” means all authorisations, leases, licences, permits, concessions, approvals and consents of and from any Governmental Authority which are necessary or desirable for the conduct of any activity, enterprise or undertaking, including Operations, on the Properties;

(23)

“Background IP” means any and all discoveries, inventions, processes, methods, techniques, know-how, and Intellectual Property Rights and other proprietary rights, expressed in whatever form and may include technical information, procedures, formulae, protocols, software, specifications, flowcharts, instructions, data, and other documents and materials of a Party that is proprietary to that Party and that was conceived, created or developed prior to the Effective Date, or was conceived, created or developed after the Effective Date independently of that Party’s obligations under this Agreement, excluding any Trade-marks;

(24)	“Board” means the board of directors of any or each JV Company as the context requires;

(25)

“Budget” means a detailed estimate of all Costs to be incurred and a schedule of estimated loans to be made by FinCo to MineCo and ExploreCo or Group Funding to be to be advanced to MineCo and/or ExploreCo directly by their respective Shareholders with respect to each Approved Program;

(26)

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Canada; Vancouver, Canada; Johannesburg, South Africa; Accra, Ghana; Douglas, Isle of Man; and Amsterdam, The Netherlands, other than a Saturday, Sunday or statutory holiday;

(27)

“Business Information” means (i) the terms of this Agreement and any other agreement relating to the Shareholders or any JV Company, (ii) the Records and Data, and (iii) all information, data and knowledge or know-how, in whatever form and however communicated, developed, conceived, originated or obtained by any JV Company in performing its obligations under this Agreement; provided that any such information that is proprietary to a Shareholder and that is not communicated, developed, conceived, originated or obtained by such Shareholder in performing its obligations under this Agreement shall not be “Business Information”;

(28)	“Called Sum” has the meaning given to such term in section 10.4(1)(vi);

(29)	“Capital Accounts” has the meaning given to such term in section 3.1;

(30)	“Capital Costs” means all costs of a type which are most commonly treated as capital costs in accordance with IFRS;

(31)

“Capital Contribution” means any contribution (whether in the form of cash, property, services or otherwise) to the capital of a JV Company by a Shareholder for nil consideration (except for a credit to a Capital Account);

(32)	“Cash Call” has the meaning given to such term in section 10.4(1);

(33)	“Cash Notice” has the meaning given to such term in section 10.4(1);

(34)	“Chair” means the Chair of the Management Committee or the Chair of the Board of any JV Company, depending on the context;

(35)	“Change in Control” means in relation to an entity (the “relevant entity”):

(i)	a change in the identity of the Person that controls the relevant entity;

(ii)	Person that controls the relevant entity ceases to control that entity; or

(iii)	if the relevant entity is not controlled by any Person, another Person acquires control of the relevant entity;

(36)	“Charge Defaultee Group” has the meaning given to such term in section 19.8(1);

(37)	“Charge Non-Defaultee Group” has the meaning given to such term in section 19.9(1);

(38)	“Chargee” has the meaning given to such term in section 19.6(1);

(39)	“Chargee’s Priority Deed” has the meaning given to such term in section 19.6(1);

(40)	“Chargor” has the meaning given to such term in section 19.6(1);

(41)	“Closure Plan” means the plan from time to time for Rehabilitation, Mine Closure and Abandonment of the Mine and Project Facilities;

(42)

“Common Shares” means, with respect to a JV Company, the class of shares generally known as ordinary or common stock, the holders of which are entitled to elect Directors and to rateably participate in the net assets of the JV Company, after payment of liabilities and entitlements of Redeemable Shares (if any) or other preference shares, upon its wind-up;

(43)	“Common Share Capital” and “Common Share Capital Account” have the respective meanings given to such terms in section 3.1(1);

(44)	“Consent Resolution” has the meaning given to such term in section 5.15;

(45)	“Continuing Group” has the meaning given to such term in section 19.3(2);

(46)	“control” when used to describe a relationship between one Person and any other Person, has the following meanings:

(i)

a Person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(ii)

a Person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that Person and the Person is generally able to direct the business and affairs of the entity;

(iii)	a general partner of a limited partnership controls the limited partnership;

(iv)	a Person who controls an entity is deemed to control any entity that directly or indirectly is controlled, or deemed to be controlled, by the entity; and

(v)	where relevant, a Person is deemed to beneficially own, for the purposes of subparagraphs (i) or (ii) of this definition:

A.	any securities of the entity that are beneficially owned by that Person, and

B.	any securities of the entity that are beneficially owned by any entity directly or indirectly controlled by that Person,

and the terms “controls” and “controlled” have corresponding meanings;

(47)	“Cost Reimbursement Amount” has the meaning given to such term in section 9.14(8);

(48)

“Costs” mean all direct costs, outlays, obligations, liabilities, charges and expenses of any kind or nature actually incurred or chargeable directly by a JV Company or to a JV Company by the Service Provider in connection with Operations, including the following:

(i)

all costs of or related to the mining and processing of the Products and the operation of any Project Facilities and all costs of or related to the Products, including marketing, transportation, commissions and/or discounts;

(ii)

all costs and expenses of replacing, expanding, modifying, altering or changing, from time to time, any Project Facilities used in the Operations; provided that costs and expenses of improvements that are also used in connection with workings other than the Properties shall be charged to the Properties only in the proportion that their use in connection with the Properties bears to their total use;

(iii)	such amount of cash for working capital as is required to be contributed for the operation of any of the Properties as a Mine;

(iv)	all costs of or related to operating employee facilities, including housing and transportation of employees to and from the Properties;

(v)

all duties, charges, levies, royalties, interests and Taxes (excluding Taxes, whether direct or by withholding, levied on the income of any of the Shareholders) applicable to mining of the Properties, including all relevant mining Taxes and governmental levies of a similar nature, and other payments imposed by any Governmental Authority upon or in connection with Operations or which are paid or payable to any local groups, including benefits to be provided or paid in respect of any aboriginal or community groups or to any other Third Party;

(vi)

fees, wages, salaries, travelling expenses and fringe benefits (whether or not required by Applicable Laws) of all Persons directly engaged in respect of and for the benefit of the Properties and all costs involved in paying for the food, lodging and other reasonable needs of such Persons;

(vii)	all costs of consulting, legal, accounting, insurance and other services directly related to the Operations;

(viii)	all approved expenditures incurred with respect to the Properties including both for Exploration within and outside the area of any existing or proposed Mine;

(ix)

all annual Capital Costs for the normal, efficient operation of any of the Properties as a Mine including all costs of construction, equipment and Development including for maintenance, repairs and replacements, and all costs, including Capital Costs, associated with an expansion thereof;

(x)	all costs in connection with or as a result of any Applicable Laws, including all costs in connection with Environmental Compliance incurred by a JV Company;

(xi)	any costs or expenses incurred by a JV Company relating to the termination of the operation of any of the Properties as a Mine, including all contributions to the Rehabilitation Fund relating thereto;

(xii)	any other costs of funding the Rehabilitation Fund;

(xiii)	interest on monies borrowed or advanced for costs and expenses, but in no event in excess of the maximum permitted by Applicable Laws;

(xiv)	Service Provider fees; and

(xv)	rental, royalty, production, and purchase payments;

provided that, except where specific provision is made otherwise, all Costs shall be determined in accordance with IFRS but shall not include any amount in respect of amortization of Costs, depletion or depreciation;

(49)	“Cover Payment” has the meaning given to such term in section 11.7(3);

(50)	“Defaulted Interest” has the meaning given to such term in section 24.3;

(51)	“Defaulting Group” has the meaning given to such term in section 11.1;

(52)

“Defaulting Transferor” means for purposes of Article 24 a Shareholder which is bound to Transfer its Ownership Interest, or any portion thereof, in a JV Company under this Agreement and defaults in so Transferring such Ownership Interest or portion thereof;

(53)	“Delivery Point” means the place at which Product is delivered to and becomes the property of an individual Shareholder, being:

(i)	in the case of gold, upon refining of Dore’ into refined gold product at the refinery; and

(ii)	in the case of other minerals, the delivery point designated in any Approved Program and Budget;

(54)

“Development” means all preparation (other than Exploration) for the removal and recovery of Products from the Properties, including construction and installation of a Mine or any other improvements to be used for the Mining of Products, and includes related Environmental Compliance;

(55)	“Development Program and Budget” has the meaning given to such term in section 9.14(1);

(56)	“Development Project” has the meaning given to such term in section 9.14(1);

(57)	“Dilution” means the adjustments to each Participating Group’s Ownership Interests in the Joint Venture arising from time to time under sections 11.8 and 11.9;

(58)	“Director” means any individual who has been legally elected or appointed to a Board of a JV Company;

(59)	“Dispute” has the meaning given to such term in section 22.1;

(60)	“Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of:

(i)

cash and cash equivalents which are projected at that time to be surplus to all the JV Companies taken together, after providing for all amounts anticipated to be required to be paid during a period of least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the Operations contemplated by the current Approved Program and Budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the Management Committee); and

(ii)

the maximum amount permissible for distributions to Shareholders of a particular JV Company at that time in accordance with Applicable Law and the terms of any Third Party loan or other agreement in effect which limits distributions from the JV Companies;

(61)	“Dore'” means unrefined gold bullion;

(62)	“Effective Date” means the date first herein written above;

(63)

“Encumbrance” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Applicable Law, including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, hypothec, pledge, title retention agreement, reservation of title, servitude, right of way, restrictive covenant, right of use or any matter capable of registration against title or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy, property or assets but does not include:

(i)	Permitted Encumbrances; or

(ii)	guarantee and security obligations in favour of Red Kite in connection with the Offtake Agreement;

(64)

“Environmental Compliance” means actions performed during Operations to comply with the requirements of all Environmental Laws or contractual commitments related to Rehabilitation of the Properties or other compliance with Environmental Laws;

(65)

“Environmental Laws” means Applicable Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials or substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including ambient air, surface water and groundwater; and all other Applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or hazardous wastes;

(66)	“EOD Notice” has the meaning given to such term in section 11.7(1);

(67)	“EOD Response” has the meaning given to such term in section 11.7(2);

(68)	“Event of Default” means any one of the events of default which has occurred pursuant to section 11.1;

(69)	“Exercise Notice” has the meaning given to such term in section 11.10(3);

(70)	“Expert” means a person appointed in accordance with section 21.2;

(71)

“Exploration” means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of possible Products on the Properties, including geophysical surveys, geochemical surveys, geological mapping, drilling, sampling (including bulk sampling), trenching, assaying, metallurgical testing, the preparation of related studies and reports, obtaining Authorisations and other related administrative activities and claim maintenance, and includes related Environmental Compliance;

(72)	“Exploration Information” means “exploration information” (as such term is defined in NI 43-101), and “Exploration Results” and “Exploration Targets” (as such terms are defined in the SAMREC Code);

(73)

“Exploration Properties” means, collectively, (i) the exploration licenses or permits held by ExploreCo or MineCo set out in Part B of Schedule A, the locations of which are indicated on the map set out in Schedule B, (ii) any Additional Rights in respect of which an Acquisition Notice is given, (iii) any mineral or subsurface rights, surface rights or ancillary rights acquired by or on behalf of ExploreCo or MineCo outside of the Area of Interest whether by way of an Acquisition or otherwise, and (iv) any claims, permits, licenses, or other forms of tenure substituted, renewed or amended for the interests specified in clauses (i) to (iii) of this definition or issued in consequence of such interests, whether extending over a greater or lesser area than such interests;

(74)	“Extra-AOI Acquisition” has the meaning given to such term in section 15.2(1);

(75)	“Fair Market Value” in respect of the Joint Venture, means the value of the thereof determined in accordance with the principles for the Relevant Value set out in section 11.11;

(76)	“Financial Year” means the one-year period ending on 31 December in each year.

(77)	“FinCo Board” means the Board of Directors of FinCo;

(78)	“First Event of Default” has the meaning given to such term in section 11.7(2);

(79)	“Force Majeure” has the meaning given to such term in section 23.1;

(80)	“GF Companies” means GF Orogen, GFNSBV and GFINBV;

(81)	“GF Orogen Deferred Subscription” has the meaning given to such term in section 3.9;

(82)	“GF Orogen Deferred Subscription Transactions” has the meaning given to such term in section 3.9;

(83)	“Gold Fields” means Gold Fields Limited, a corporation existing under the laws of South Africa;

(84)	“Gold-in-Circuit” means the gold contained in any pregnant reagent solution or which has been precipitated into carbon;

(85)	“Government Approvals” has the meaning given to such term in section 11.10(7)(i) in connection with the sale of an Ownership Interest;

(86)

“Government Authorisations” means all approvals, consents, authorisations, permits, clearances, licences or other requirements that are required by or from any Governmental Authority for any of the Operations.

(87)

“Governmental Authority” means (i) any multinational or supranational body or organization, any national, state, provincial, territorial, regional, municipal, community or local government or quasi-government or any ministry, department or political subdivision thereof, any administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court, arbitrator, arbitration panel or tribunal, any central bank or similar monetary or regulatory authority, any Taxing authority, or any agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing;

(88)	“Group Funding” has the meaning given to such term in section 3.2;

(89)

“Group Information” means, at any time, any information that, at that time, concerns or relates to a Participating Group and its Affiliates and their respective businesses and affairs which is information of a confidential or proprietary nature in respect of such Participating Group other than Business Information;

(90)

“IFRS” means International Financial Reporting Standards as issued and amended from time to time by the International Accounting Standards Board and interpretations thereof of the International Financial Reporting Interpretations Committee;

(91)	“Independent Body” has the meaning given to such term in section 21.2(3);

(92)

“Insolvency Event” means in connection with any Person, a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of the Person's assets is appointed and such appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof, or such appointment is consented to, requested by or acquiesced in by the Person; or the Person commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in any involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or fails generally to pay its or Joint Venture debts as such debts become due, or any of the foregoing is authorized by or on behalf of the shareholders or directors of such Party; or entry is made against the Person or a judgment, decree or order for relief affecting a substantial part of its assets by a court of competent jurisdiction in a case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

(93)

“Intellectual Property Rights” means any and all proprietary rights provided under patent law, copyright law, trade-mark law, design patent or industrial design law, semi- conductor chip or mask work law, trade secret law or any other Applicable Laws that may provide a right in ideas, formulae, algorithms, concepts, inventions, know-how, computer software, database or design, or the expression or use thereof;

(94)	“Intercompany Loans” has the meaning given to such term in section 17.1;

(95)	“Interest Rate” means, on any day, the interest rate that is the aggregate of:

(i)	8% per annum plus;

(ii)

the “Prime Rate”, which is the per annum rate declared from time to time by the main branch in Toronto, Ontario of the Bank of Montreal as the rate of interest charged by it to its largest and most creditworthy commercial borrowers for demand Canadian dollar loans over $200,000;

(96)

“International Mining Practice and Standards” means compliance with the standards established by the following organizations with regards to treatment of employed and affected persons and mining, processing and reserves evaluation: (i) the OECD Guidelines for Multinational Enterprises; (ii) the United Nations Global Compact (the ten principles of which are derived from: the Universal Declaration of Human Rights, the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development, and the United Nations Convention Against Corruption); (iii) the United Nations Guiding Principles on Business and Human Rights; (iv) the International Finance Corporation’s Performance Standards on Environmental and Social Sustainability; (v) the Global Reporting Initiative (GRI) Sustainability Reporting Standards; (vi) the Prospectors and Developers Association of Canada; and (vii) the Canadian Institute of Mining, Metallurgy and Petroleum’s Best Practices for Exploration and Mineral Processing;

(97)	“Joint Venture” has the meaning given to such term in section 2.1;

(98)

“Joint Venture Assets” means the Properties, the Products, Gold-in-Circuit, plant and equipment, the Business Information, consumables, all real property and personal property, all tangible or intangible assets, contract rights and other assets currently held by, or hereafter acquired for the benefit of a JV Company;

(99)	“Joint Venture Documents” means

(i)	this Agreement;

(ii)	the Services Agreement;

(iii)	the Property Titles; and

(iv)

all other agreements entered into by the Shareholders from time to time in connection with this Agreement (whether or not there are also other parties to such agreements) which the Shareholders agree will be a Joint Venture Document, together with all amendments made from time to time to such documents, but does not include:

(v)	any contract for the sale by a Shareholder of its share of Product;

(vi)	any agreement whereby a Shareholder appoints an agent or representative to perform duties and functions in relation to the sale of its share of Product;

(vii)	any agreement entered into by a Shareholder for separately financing its obligations in connection with the Joint Venture; or

(viii)	any other agreement entered into by the Shareholders from time to time which:

A.	does not impact this Agreement; or

B.	the Shareholders agree will not be a Joint Venture Document.

(100)	“Joint Venture Records and Accounts” has the meaning given to such term in section 12.1(1);

(101)	“JV Formation Transactions” has the meaning given to such term in the Recitals hereto;

(102)	“JVC Auditor” has the meaning given to such term in section 13.1(1);

(103)

“Legal Claim” means any civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit or proceeding and any loss, liability, damage, expense (including legal fees), notice, demand or claim resulting therefrom or any other claim or demand of whatever nature or kind;

(104)	“Lender” means any Person which advances money or credit to a Person with a bona fide expectation of repayment;

(105)	“Life of Mine” or “LOM” in relation to the Operations, the expected term of Mining Operations and subsequent Rehabilitation and Mine Closure activities;

(106)

“LOM Business Plan” means the business plan for the remaining Life of Mine approved by the Management Committee after the date hereof as amended or updated from time to time and re-approved by the Management Committee (which shall incorporate a Budget);

(107)	“Management Committee” has the meaning given to such term in section 5.1(1);

(108)	“Member” means an individual who is a member of the Management Committee;

(109)

“Mine” means the workings established and Joint Venture Assets acquired, obtained or constructed in order to bring the Mining Properties or a portion thereof into (and to maintain) commercial production, including mine development openings, development headings, plant and service facilities, preparation plants and all infrastructure, utilities, plant, housing, roads and other Project Facilities;

(110)

“Mine Closure” means all or any action or conduct by the Service Provider for the purpose of suspending or Abandoning all, or a severable part of, the Operations or Joint Venture Assets under this Agreement whether by way of demolition, removal, destruction, conversion, placement on permanent care and maintenance or other basis, or any similar action or conduct, and all other action or conduct as the Service Provider considers necessary to comply with the Mine Closure Obligations.

(111)

“Mine Closure Obligations” means the obligations of MineCo and ExploreCo in relation to the Mine Closure under any Applicable Law, the Property Titles, or Government Authorisations and all applicable statutory and contractual obligations and the requirements of International Mining Practice and Standards on and following Mine Closure including Rehabilitation.

(112)

“Mineral Rights” means mineral claims, prospecting licences, exploration licenses, mining licenses or leases, mineral concessions and other forms of tenure or other rights to Minerals or to work upon land for the purpose of searching for, developing or extracting Minerals under any form of title recognized under the Applicable Laws, whether contractual, statutory or otherwise, or any interest therein;

(113)

“Minerals” means any and all ores and minerals, precious and base, metallic and non- metallic (and concentrates derived therefrom), in, on or under the Properties and the Area of Interest which may lawfully be explored for, mined and sold;

(114)	“Mining” means extracting, producing, handling, milling, preparation or other processing or beneficiation of Minerals to create Products, and includes related Environmental Compliance;

(115)

“Mining Properties” means, collectively, (i) the mining leases, and permits held by MineCo or ExploreCo set out in Part A of Schedule A, the locations of which are indicated on the map set out in Schedule B, (ii) any Additional Rights in respect of which an Acquisition Notice is given, (iii) any mineral or subsurface rights, surface rights or ancillary rights acquired by or on behalf of MineCo or ExploreCo outside of the Area of Interest whether by way of an Acquisition or otherwise, and (iv) any claims, permits, leases, or other forms of tenure substituted, renewed or amended for the interests specified in clauses (i) to (iii) of this definition or issued in consequence of such interests, whether extending over a greater or lesser area than such interests;

(116)

“Modifications” means any or all changes, enhancements, additions, modifications, bug fixes, improvements or derivative works created, developed, or made by or on behalf of a Party when performing its obligations under this Agreement;

(117)	“Month” means a calendar month;

(118)

“NI 43-101” means National Instrument 43-101 of the Canadian Securities Administrators entitled Standards of Disclosure for Mineral Projects, as in force from time to time, utilized by all securities commissions and stock exchanges in Canada and which sets out definitions and reporting standards for, among other things, “resources”, “reserves”, “pre-feasibility studies” and “feasibility studies”;

(119)	“Non-AOI Acquirors” has the meaning given to such term in section 15.1(2);

(120)	“Non-Defaulting Group” has the meaning given to such term in section 11.2(1);

(121)	“Non-Reducing Group” has the meaning given to such term in section 9.9(2);

(122)	“Notice to Proceed” has the meaning given to such term in section 11.10(6);

(123)	“Observers” has the meaning given to such term in section 5.13;

(124)	“Offtake Agreement” has the meaning given to such term in section 10.3;

(125)

“Operating Costs” means all costs, expenses, losses and charges incurred by MineCo, ExploreCo or the Service Provider (for the account of MineCo and ExploreCo), as the case may be, in accordance with this Agreement, in carrying out the Operations (other than Capital Costs);

(126)

“Operational Plan” means the rolling plan for Operations as determined by the Management Committee from time to time which shall include a current year plan in detail together with multi-year plans in such lesser detail as the Management Committee determines;

(127)

“Operations” means all activities carried out by or at the direction of, and with respect to, (i) FinCo in relation to financing, hedging and related matters as contemplated by this Agreement; (ii) ExploreCo in relation to the Exploration Properties as contemplated by this Agreement, including all such activities relating to Exploration and Development;and (iii) MineCo in relation to the Mining Properties as contemplated by this Agreement, including all such activities relating to Exploration, Development, Mining, Processing, Rehabilitation and Sustainability Obligations;

(128)	“Option Exercise Period” has the meaning given to such term in section 11.10(3);

(129)	“Ordinary Decisions” has the meaning given to such term in section 5.9;

(130)	“Owner Group” has the meaning given to such term in section 20.1(1);

(131)

“Ownership Interest” of any Shareholder in a JV Company as of any date, means the proportionate interest of Shares of each class in, and Capital Contributions and Shareholder Loans to, such JV Company held or made by such Shareholder as determined from time to time pursuant to the formula described in section 3.6 and expressed as a percentage, and the Ownership Interest of such Shareholder’s Participating Group in the Joint Venture shall be that same percentage. For avoidance of doubt, the Ownership Interests of GFINBV and AGB in MineCo shall be expressed as a percentage of 90% of the issued and outstanding Shares of MineCo (meaning that as of the Effective Date, their relative Ownership Interests are each 50%);

(132)

“Participating Group” means either the AG Companies or the GF Companies, and any entity (or group of entities which are Affiliates) which acquires all or a portion of the Ownership Interest in the Joint Venture of a Participating Group in compliance with the provisions of Article 19;

(133)	“Parties” mean the parties to this Agreement, and “Party” means any one such party, or a particular such party, as the context requires;

(134)	“Penalty Dilution” has the meaning given to such term in section 11.8(2);

(135)	“Permitted Encumbrance” means:

(i)	any Encumbrance arising by operation of Applicable Law which attaches to a Joint Venture Asset:

A.	for the unpaid balance of purchase moneys or metal deliverable under an instalment or off-take contract existing as of the date hereof or entered into in the ordinary course of business;

B.	in the ordinary course of day to day trading and securing obligations not more than 30 days old; or

C.	which created by statute in favour of a Governmental Authority securing the payment of Taxes, except as created because of any failure to duly pay any Taxes;

(ii)

any bankers lien or right of set-off or combination arising by operation of Applicable Law or practice over property or moneys deposited with a banker in the ordinary course of ordinary business of the depositor;

(iii)	any Encumbrance arising under an operating lease or finance lease entered into in the ordinary course of business and not arising as a result of any default or omission by any Shareholder; and

(iv)	any retention of title arrangement in connection with the acquisition of goods on arm's length terms in the ordinary course of business on the supplier’s usual terms of sale;

(136)	“Permitted Third Party” has the meaning given to such term in section 20.4(1)(ii);

(137)

“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, joint venture, Governmental Authority, trust, trustee, executor, administrator or other legal representative;

(138)	“PNDCL 153” means the Ghanaian Minerals and Mining Law of 1986, repealed by the Minerals and Mining Act, 2006 (Act 703);

(139)	“Positive Feasibility Study” has the meaning given to such term in section 9.14(2);

(140)	“Pre-emption Notice” has the meaning given to such term in section 19.4(1);

(141)	“Priority Loan” has the meaning given to such term in section 9.10;

(142)	“Priority Loan Election” has the meaning given to such term in section 9.9(2)(i);

(143)	“Products” means all Minerals produced from the Properties pursuant to this Agreement;

(144)

“Program” means a detailed description of the plan for Operations to be conducted and objectives to be accomplished by each JV Company at least annually and in addition may include plans for any shorter or longer periods as the Management Committee may determine from time to time;

(145)	“Program Period” means the time period covered by an Approved Program and Budget;

(146)	“Project Area” means the aggregate of the areas the subject of the Property Titles;

(147)

“Project Facilities” means all mines, wells and plants including all pits, shafts, haulage ways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, mobile equipment, stores of a capital and consumable nature, and all other property, whether fixed or moveable, as the same may exist at any time, in or on the Properties or outside the Properties if they materially relate to the Properties including all infrastructure, facilities, plant, equipment and tools necessary or appropriate for the mining and treatment of Minerals from the Project Area which as of the date hereof are detailed in the accounting records of ExploreCo and MineCo;

(148)	“Properties” means the Exploration Properties and the Mining Properties;

(149)	“Property Titles” means the documents which describe and provide title to each of the Properties;

(150)	“Proposed Buyer” has the meaning given to such term in section 19.4(1)(i);

(151)	“Proposed Solution” has meaning given to such term in section 21.6;

(152)

“Qualified Person” means a person who qualifies as a "qualified person" for purposes of NI 43-101, a "Competent Person" for purposes of the SAMREC Code, or any equivalent designation under any other international technical reporting code which is accepted by NI 43-101 or otherwise applicable to a Shareholder (or any of its Affiliates) under Applicable Securities Laws or otherwise;

(153)

“Records and Data” means all of the books, records, books of account, business analyses and plans, surveys, building plans and specifications, warranties, bills of sale, environmental analyses and assessments, records, data, surveys, maps, geological and technical information, geophysical and geological reports, technical reports, physical samples (including rock, till, bulk and core), agreements, notices, correspondence and other communications and all other documents, files, records and information, financial or otherwise, associated with or related to the Properties, within the control or possession of a JV Company or a Shareholder of a JV Company (or any Affiliate thereof), as the case may be, including all data and information stored electronically, digitally or on computer related media;

(154)	“Red Kite” has the meaning given to such term in section 10.3;

(155)	“Redeemable Share Capital” and “Redeemable Share Capital Account” have the respective meanings given to such terms in section 3.1(2);

(156)

“Redeemable Shares” means non-voting fixed redemption price redeemable shares in the capital of any JV Company (the Parties acknowledging that as of the Effective Date only FinCo has Redeemable Shares authorized and issued as part of its share capital);

(157)	“Reduced Participation Election” has the meaning given to such term in section 9.9(1);

(158)	“Reducing Group” has the meaning given to such term in section 9.9(1);

(159)	“Reducing Group Dilution Election” has the meaning given to such term in section 9.9(2)(i);

(160)	“Reducing Group Shortfall” has the meaning given to such term in section 9.9(2)(i);

(161)

“Rehabilitation” means all obligations imposed by Applicable Laws or otherwise consistent with International Mining Practice and Standards relating to the cessation of Operations (whether temporary or permanent), including site rehabilitation, long-term care and monitoring and any related Sustainability Obligations including all undertakings, works and efforts for the reclamation, re-vegetation, decontamination and cleaning up of the Project Area and Joint Venture Assets, including:

(i)	such activities undertaken progressively during Operations;

(ii)	such activities associated with preparing for and effecting the suspension or final physical shutdown of all or part of the Mining or mineral treatment processes; and

(iii)	other such activities as determined by the Management Committee,

in each case to be effected in a safe and workmanlike manner including, without limitation, in accordance with the Rehabilitation Obligations, and Rehabilitate has an equivalent meaning;

(162)

“Rehabilitation Fund” means a reserve represented by a cash account to be established at the direction of the Management Committee so as to set aside sufficient funds so that together with the remaining Assets expected to be remaining after Mine Closure there will be sufficient funds available to effect Rehabilitation without additional Cash Calls to the Participating Groups;

(163)

“Rehabilitation Obligations” means the obligations of MineCo and ExploreCo in relation to Rehabilitation under any Applicable Law, Property Titles or Government Authorisations, and all applicable statutory and contractual obligations including all applicable rehabilitation objectives, indicators, and compliance criteria during and following completion of Operations including Mine Closure Obligations;

(164)	“Relevant Value” has meaning given to such term in section 11.11;

(165)	“Relevant Year” has meaning given to such term in section 9.6;

(166)	“Reporting Parent” has meaning given to such term in section 12.6(1)(ii);

(167)	“Representative” means, with respect to any Person, any director, officer, manager, employee, consultant, mandatory, agent or counsel of that Person;

(168)	“Re-Purchase Exercise Notice” has the meaning given to such term in section 19.2(2)(ii);

(169)	“Re-Purchase Exercise Period” has the meaning given to such term in section 19.2(2)(ii);

(170)	“Required Disclosure” has the meaning given to such term in section 20.3(1);

(171)	“Resources and Reserves” means mineral resources and mineral reserves as those terms are defined in either NI 43-101 or the SAMREC Code;

(172)	“Risk Premium Amount” has the meaning given to such term in section 9.14(8);

(173)

“SAMREC Code” means the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee, as in force from time to time;

(174)	“Sale Interest” has the meaning given to such term in section 19.4(1)(ii);

(175)	“Security Interest” means an Encumbrance granted by a Shareholder over its Ownership Interest in a JV Company to secure loans or advances made by, or debt obligations issued by the Shareholder;

(176)

“Self-Funding”, in relation to a Program and Budget, means one which is projected to be capable of being fully funded from positive cash flow from Operations and without adversely affecting the Joint Venture’s normal working capital balance and any required financial reserves;

(177)	“Selling Group” has the meaning given to such term in section 19.3;

(178)	“Services Agreement” has the meaning given to such term in section 7.1(1);

(179)	“Service Fees” has the meaning given to such term in the Services Agreement;

(180)	“Service Provider” has the meaning given to such term in the Services Agreement;

(181)	“Services” has the meaning given to such term in the Services Agreement;

(182)

“Shareholder” means GF Orogen and AGB when reference is made to FinCo; GFINBV and AGB when reference is made to MineCo; and GFINBV and AGI when reference is made to ExploreCo, or any permitted successor or assign of any of them;

(183)

“Shareholder Loan” means any loan or other advance made by a Shareholder or its Affiliates to a JV Company, but for greater certainty does not include any Share Subscription Price, Priority Loan or any Capital Contribution;

(184)	“Shareholder Loan Account” has the meaning given to such term in section 3.1(3);

(185)	“Shares” means the Common Shares or Redeemable Shares, or both, as the context requires, in the capital of a JV Company;

(186)	“Share Subscription” means a subscription by Person for the issue of Shares by a JV Company to that Person;

(187)	“Share Subscription Price” means the amount paid by Person to a JV Company as consideration for Shares issued to that Person pursuant to a Share Subscription;

(188)	“Special Majority Decision” has the meaning given to such term in section 5.11;

(189)	“Subsequent EOD Option” has the meaning given to such term in section 11.10(2);

(190)

“Sustainability Obligations” means all obligations imposed or created by Applicable Laws or by agreements with Governmental Authority or third parties relating to the implementation of environmental and social responsibility practices, including any related mitigation or compensation measures;

(191)

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature imposed, assessed or collected by a Government Authority (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

(192)	“Technical Sub-Committee” has the meaning given to such term in section 5.18(1);

(193)	“Third Party” means any Person other than a Party hereto or an Affiliate of a Party hereto;

(194)	“Total JV Capital” has the meaning given to such term in section 3.8;

(195)

“Trade-marks” means trade-marks, design marks, trade names, brands, brand names, business names, corporate names, domain names, designs, graphics, logos and other commercial symbols and indicia of origin whether registered or not and any goodwill associated therewith;

(196)

“Transfer,” when used as a verb, means to sell, grant, assign, create an Encumbrance, pledge or otherwise convey, or dispose of or commit to do any of the foregoing, or to arrange for substitute performance by an Affiliate or Third Party (except as permitted under this Agreement), either directly or indirectly; and, when used as a noun, means such a sale, grant, assignment, creation of an Encumbrance or pledge or other conveyance or disposition, or such an arrangement; and words such as “Transferred” and “Transferring” shall have corresponding meanings;

(197)	“Transferee” has the meaning given to such term in section 19.2(1);

(198)	“Transferor” has the meaning given to such term in section 19.2(1);

(199)	“Ultimate Parent” means the highest level parent corporation of a Participating Group and means initially AGI in respect of the AG Companies and Gold Fields in respect of the GF Companies; and

(200)	“Valuer” has the meaning given to such term in section 11.11(2).

SCHEDULE D
INDEMNIFICATION

THIS AGREEMENT made this _____day of ____________________, 20___.

BETWEEN:

[ • ]

(hereinafter the “Director”)

and

[JV Company] a corporation under the laws of [ • ](hereinafter the “Corporation”)

WHEREAS the Corporation has agreed to execute an agreement evidencing its indemnity of the Director to the fullest extent permitted by law.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Director and the Corporation covenant and agree as follows:

1.

The Corporation shall indemnify and save harmless the Director and the Director’s heirs, executors and administrators against all liabilities, costs (including reasonable legal costs), charges and expenses, including without limitation an amount paid to settle an action or satisfy a judgment, arising as a result of the Director’s role, capacity or actions in his or her capacity as a director or observer of the board of directors of the Corporation, including in respect of any civil, criminal, administrative, investigative or other proceeding to which the Director is made a party or in which the Director is involved by reason of being or having been a director or observer of the board of directors of the Corporation or who acts or acted at the Corporation’s request as a director or observer of another entity (the “Other Entity”).

2.

The Corporation shall not indemnify and save harmless the Director and the Director’s heirs under section (1) hereof unless the Director: (a) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the Other Entity; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Director had reasonable grounds for believing that his or her conduct was lawful.

3.

For the purposes of section (2) hereof, the conclusion of any civil, criminal, administrative, investigative or other proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption either that the Director did not act honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the Other Entity or that, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Director did not have reasonable grounds for believing that the conduct was lawful.

4.

In respect of an action by or on behalf of the Corporation or the Other Entity to procure judgment in their favour to which the Director is made a party by reason of being or having been a director or officer of the Corporation or the Other Entity, the Corporation shall make application for approval of the Court to indemnify the Director, the Director’s heirs, executors and administrators against all liabilities, costs, charges and expenses reasonably incurred by the Director or on behalf of the Director in accordance with section (6) hereof if: (a) the Director acted honestly and in good faith, with a view to the best interests of the Corporation or, as the case may be, to the best interests of the Other Entity, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Director had reasonable grounds for believing that the conduct was lawful.

D-2

5.

Without limiting any of the foregoing, the Corporation shall indemnify the Director if the Director was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the Director ought to have done in respect of any civil, criminal, administrative, investigative or other proceeding to which the Director is a party by reason of being or having been a director or observer of the board of directors of the Corporation or the Other Entity against all liabilities, costs, charges and expenses reasonably incurred by the Director or on behalf of the Director in respect of such proceeding if: (a) the Director acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the Other Entity, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Director had reasonable grounds for believing the conduct was lawful.

6.

The Corporation shall advance monies to pay all reasonable costs, charges and expenses incurred by the Director or on behalf of the Director in defending any civil, criminal, administrative, investigative or other proceeding to which the Director is made a party by reason of being or having been a director or observer of the board of directors of the Corporation or the Other Entity, as incurred, in advance of the final disposition of such action or proceeding, within 10 days of receipt of an invoice for such amounts and upon receipt of an undertaking reasonably satisfactory to the Corporation and such Director to repay such amount if the Director is not entitled to be indemnified. In respect of an action by or on behalf of the Corporation or the Other Entity to procure judgment in their favour and in respect of which the Corporation is obligated by section (4) hereof to make or cause to be made application for approval of the Court to indemnify the Director, the Corporation shall (subject to receiving the necessary Court approval, if any) pay all such expenses in advance, within 10 days of receipt of an invoice for such amounts and upon receipt of an undertaking reasonably satisfactory to the Corporation and such Director by or on behalf of the Director to repay such amount if the Director is not entitled to be indemnified.

7.

This Agreement shall not operate to abridge or exclude any other rights to which the Director may be entitled by operation of law under any statute, by laws of the Corporation, agreement, vote of shareholders of the Corporation, vote of disinterested directors of the Corporation or otherwise.

8.

This Agreement and the benefit and obligation of all covenants herein contained shall enure to the benefit of and be binding on the heirs, executors, administrators, legal representatives and assigns of each of the parties hereto.

D-3

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

[JV COMPANY]

Per:
Name:
Title:
)
)
Witness	)	Name
)

SCHEDULE E
SPECIAL MAJORITY DECISIONS

Any of the following matters and things may be done, decided or authorised by the Management Committee, but only by Special Majority Decision:

(1)

Approval of (i) a proposed Program and Budget (including any proposed Operational Plan or LOM Business Plan) which varies the previous year’s projected mining operations by more than 6% other than such a proposed Program and Budget which is Self-Funding, or (ii) subject to sections 9.7 and 10.4(2), any variation to an approved LOM Business Plan or Approved Budget in excess of 6% in aggregate unless it is Self- Funding.

(2)

Approval of a monthly Cash Call for a Called Sum for a month in an amount which is 100% or more of the monthly Called Sum forecast under the then current Approved Program and Budget, as provided in section 10.4(2).

(3)

An increase in the frequency of requests for Cash Calls to be made by the Service Provider from what is provided for in section 10.4 other than in the case of emergencies as contemplated in section 10.5.

(4)	Expansion of the area of the Operations beyond the Development Area.

(5)	Any relocation or resettlement plan and related matters (including in relation to the Tetrem Village) unless included in the LOM Business Plan.

(6)	A sale, lease or exchange of all or substantially all of the Joint Venture Assets or merger or consolidation of any of the Project Facilities or the Operations with any other business or entity.

(7)	The disposition or surrender or relinquishment of a Property Title other than as required by the Act or terms and conditions of the Property Title.

(8)	The disposal or sale of any Project Facilities or other Joint Venture Assets, the written down book value of which exceeds $30 million.

(9)	Abandoning any material part of the Operations.

(10)

Placing the Operations on "care and maintenance" unless the Operations are either projected to be cash flow negative by more than $20 million per quarter for any three of the four succeeding quarters on a rolling basis;

(11)	Subject to (10) above, suspending the Operations for 3 months or more, other than due to Force Majeure.

(12)	The selection of a new Auditor.

(13)	Any material change to the Services Agreement.

(14)

The Service Provider taking forward cover for, or hedging, foreign currency obligations or pre-paying or taking any other appropriate action to avoid currency losses, in each case in relation to Operations and having an at-risk amount in excess of $5 million using customary VAR calculation.

E-2

(15)	Any of the following actions by the Service Provider outside of an Approved Program and Budget and in excess of $5 million:

(i)	borrowing of money;

(ii)	entering into any financing arrangement or any commitment with respect to financial derivatives; or

(iii)	any leasing or finance leasing of assets in excess of a $5 million annualised commitment;.

(16)	Granting by the Service Provider of any Encumbrance over any or all or substantially all of the Joint Venture Assets other than Permitted Encumbrances or as otherwise permitted by this Agreement.

(17)

The initiation, defence, compromise or settlement of any court or arbitration proceedings affecting or relating to the Operations or Joint Venture Assets where the total claim amount is reasonably estimated by the Service Provider to exceed $5 million (provided that the Service Provider may initiate or defend a court or arbitration proceeding affecting or relating to the Operations or Joint Venture Assets if it reasonably decides that it must take immediate action in order to protect the rights of the Participating Groups).

(18)	The approval of any Closure Plan prior to submission to any Governmental Authority, to the extent that such Closure Plan is not included in any Approved Program and Budget.

(19)	Any material delay of expenditure of more than the greater of 15% and $5 million in relation to an Approved Program and Budget.

(20)

Unless included in an Approved Program and Budget, approval of the terms and conditions of any contract where there is a multi-year expenditure commitment of at least $5 million per annum, whether by reason of minimum expenditure, take or pay, termination fees or inability to terminate the contract without a claim for damages or otherwise between the Service Provider and any Third Party.

(21)

Approval of the terms and conditions of all contracts where the expected expenditure is worth more than $5 million (annualised if applicable) between the Service Provider and an Affiliate or the Service Provider and a Participating Group member or any of its Affiliates unless demonstrably on market terms.

(22)	The ratification of expenditure outside of the authority of the Service Provider.

(23)	Use by a Participating Group member of any of the Joint Venture Assets other than as allowed under this Agreement.

(24)	Any change in the constating documents or in the authorized capital of any JV Company.

(25)	The taking of any steps to wind-up or terminate the corporate existence of any JV Company.

E-3

(26)	Conversion of any Shareholder Loan of any JV Company into Shares of that JV Company.

Any other matter which the Management Committee may from time to time, by Special Majority Decision, resolve shall only be done or authorised by such a vote and any other matter which is expressed under this Agreement to require a Special Majority Decision.

SCHEDULE F
2018 OPERATIONAL PLAN

Summary of 2018 Plan as included in AGI’s electronic data room effective the date of the Combination Agreement

[REDACTED; COMMERCIALLY-SENSITIVE INFORMATION]

SCHEDULE G
INITIAL DIRECTORS OF EACH JV COMPANY
AND MEMBERS OF THE MANAGEMENT COMMITTEE

1. FinCo

GF Orogen appointees:		AGB appointees:
•	Colin Bird	•	Fausto Di Trapani
•	Johan Pauley	•	Samantha Radcliffe

2. MineCo

GFINBV appointees:		AGB appointees:
•	Alfred Baku	•	Fausto Di Trapani
•	Richard Butcher	•	Joe Zvaipa
•	Alhassan Andani	•	Fred Attakumah

The Government of Ghana representative as a Director on the Board of MineCo shall be as determined by the Government and is initially Mr. Marlon Praises Anipa.

3. ExploreCo

GFINBV appointees:		AGB appointees:
•	Alfred Baku	•	Fausto Di Trapani
•	Richard Butcher	•	Joe Zvaipa
•	Alhassan Andani	•	Fred Attakumah

4. Management Committee

GF Companies’ appointees:		AG Companies’ appointees:
•	Alfred Baku	•	Rob Slater
•	Francis Eduku	•	Joe Zvaipa
•	Lindley Witbooi	•	Mike Begg

SCHEDULE H
SUMMARY OPENING BALANCE SHEET OF EACH JV COMPANY

[REDACTED; COMMERCIALLY-SENSITIVE INFORMATION]

I-1

Execution Version

SCHEDULE I
SERVICES AGREEMENT

SERVICES AGREEMENT

Asanko Gold Inc.

And

Asanko Gold Ghana Limited

And

Adansi Gold Company Limited

And

GFI Netherlands BV

Originally made December 31, 2016 and
amended and restated effective this July __, 2018

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		1

1.1	Definitions	1
1.2	Governing Law	3
1.3	Arbitration	3
1.4	Severability	3
1.5	Calculation of Time	4
1.6	Headings	4
1.7	Currency	4
1.8	Other Matters of Interpretation	4
1.9	Schedules	5

ARTICLE 2 ENGAGEMENT		5

2.1	Continuing Engagement	5
2.2	Non-Exclusive Engagement	5

ARTICLE 3 TERM		6

3.1	Life-of-Mine Engagement	6
3.2	Resignation of Service Provider	6
3.3	Removal of Service Provider	6
3.4	Appointment of New Service Provider	7
3.5	Delivery of Property on Change of Service Provider	7
3.6	Liability of Service Provider	8
3.7	Indemnity for Service Provider by Service Recipients	8
3.8	Indemnity by Service Provider of Service Recipients	8

ARTICLE 4 SERVICE PROVIDER’S REMUNERATION		9

4.1	Service Fees	9
4.2	Services Mix	9
4.3	Decrease in Services	9
4.4	Invoicing and Payment	9
4.5	[REDACTED: Commercially Sensitive Information]	9
4.6	Inspection of Records	9
4.7	Retention of Records	9
4.8	Audit	9

ARTICLE 5 POWERS AND DUTIES OF SERVICE PROVIDER		10

5.1	Management of Operations	10
5.2	Gold Fields Standards to be Met	12
5.3	Service Recipients to Possess Sufficient Funds	12
5.4	Independent status of Service Provider	12
5.5	Service Provider’s Custody of Joint Venture Assets	12
5.6	Gold Fields May Second Staff to Service Provider	13
5.7	Contracts with Affiliates of Service Provider	13
5.8	Contracts with Third Parties	13
5.9	Good Faith and Prompt Reporting of Material Developments	14

ARTICLE 6 PERFORMANCE OF SERVICES		14

6.1	Standard of Care	14
6.2	Performance of Services	15
6.3	Warranties and Representations	15

- ii -

ARTICLE 7 FORCE MAJEURE		16

7.1	Definition of Force Majeure	16
7.2	Notice of Force Majeure.	16
7.3	Parties to Use Reasonable Efforts.	16
7.4	Effect of Force Majeure.	16

ARTICLE 8 GENERAL PROVISIONS		17

8.1	Term and Termination	17
8.2	Notices	17
8.3	Confidentiality of Joint Venture Information	19
8.4	Waiver	19
8.5	Amendment	19
8.6	Further Assurances	19
8.7	Benefit of the Agreement	19
8.8	Entire Agreement	19
8.9	Counterparts and Electronic Execution	19

SCHEDULE A COMPUTATION OF SERVICE FEES		A-1

SCHEDULE B SERVICES DESCRIPTION		B-1

SCHEDULE C 2018 SERVICE FEE (SAMPLE) CALCULATION		C-1

SERVICES AGREEMENT

THIS SERVICES AGREEMENT originally made as of the 31 day of December, 2016 and amended and restated this July ____, 2018 (the “Effective Date”)

BETWEEN

Asanko Gold Ghana Limited, (“AGGL”) a corporation governed by the laws of Ghana and its sister corporation Adansi Gold Company Limited (“Adansi”), a corporation governed by the laws of Ghana

(together AGGL and Adansi are herein the “Service Recipients”)

AND

(i)	Asanko Gold Inc., a corporation governed by the laws of British Columbia, Canada

(“Service Provider”)

AND

GFI Netherlands BV, a company governed by the laws of the Netherlands

(“Gold Fields Sub”)

WHEREAS AGGL and Service Provider entered into a Services Agreement on December 31, 2016 whereby Service Provider, as independent contractor, provides financial, technical, project development and operational management services (“Services”) to AGGL, which was at that time a 90% subsidiary of Service Provider, to manage the Asanko Gold Mine;

WHEREAS pursuant to a Combination Agreement dated March 29, 2018 Gold Fields Sub has acquired as of the date hereof 45% of the issued and outstanding shares of AGGL and 50% of the issued and outstanding shares of Adansi and the parties are together with certain of their Affiliates concurrently herewith entering into a Joint Venture and Shareholders Agreement (“JVSA”). The JVSA provides for the joint ownership and operation of the Asanko Gold Mine under the direction of a Management Committee whose decisions Service Provider will implement in accordance with the terms hereof;

 AND WHEREAS Service Provider and AGGL wish to hereby amend and restate the December 31, 2016 Services Agreement in order to include Adansi and Gold Fields Sub as parties and integrate this Agreement with the JVSA on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the premises and of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, unless the context otherwise requires, capitalized terms referred to in this Agreement which are defined in the JVSA shall have the same meaning in this Agreement. The following additional capitalized terms are defined below:

(1)	“Affected Party” has the meaning set forth in Section 7.1.

(2)	“Adansi” means Adansi Gold Company (GH) Limited (“Adansi”), a corporation governed by the laws of Ghana

(3)	“AGB” means Asanko Gold (Barbados) Inc. the wholly owned subsidiary of Service Provider which owns 45% of AGGL and 50% of Adansi;

(4)	“AGGL” means Asanko Gold Ghana Limited, a corporation governed by the laws of Ghana

(5)	“Combination Agreement” means the agreement made between the parties hereto and certain of their Affiliates dated March 29, 2018 which contemplates this Agreement and the JVSA being entered into.

(6)	“Costs” are generally defined in the JVSA but herein are further subdivided into [REDACTED: Commercially Sensitive Information];

(7)

“Direct Costs” means Costs which are paid by Service Provider in performing its Services hereunder and include the appropriately allocated Costs of Service Provider’s own employees and substantially full-time consultants, premises Costs and other overhead Costs such as travel, insurance, accommodation, and communication as more particularly described on Schedule A;

(8)	“Effective Date” means the date of execution hereof;

(9)	“Force Majeure” has the meaning set forth in Section 7.1;

(10)	“Gold Fields Sub” means GFI Netherlands BV, a corporation formed under the laws of the Netherlands;

(11)	“Indemnified Persons” has the meaning set forth in Section 3.8;

(12)	“JVSA” means the Joint Venture and Shareholders Agreement of even date herewith between the parties hereto and certain of their Affiliates and made pursuant to the Combination Agreement;

(13)	[REDACTED: Commercially Sensitive Information]

(14)	“Party” means any of Service Provider, Service Recipients or Gold Fields Sub, as applicable, and "Parties" means all of them unless the context otherwise clearly requires.

(15)

“Registration Date” is the date on which this Agreement is registered with the Ghana Investment Promotion Center in accordance with the Ghana Investment Promotion Centre Act, 2013 (Act 865) and the Technology Transfer Regulations, 1992 (L.I.1547) of the Republic of Ghana;

(16)	“Reporting Parent” means a company which is the Ultimate Parent of a Participating Group and whose shares trade on a public stock market or exchange;

(17)	“Service Fees” has the meaning set forth in Section 4.1;

(18)

“Services” means technical and non-technical support and assistance in relation to the business of Service Recipients as such Services are generally described herein on Schedule B but subject to the more specific requirements of this Agreement and the JVSA;

(19)	“Shareholder” means any of Gold Fields Sub, AGB as shareholders of Service Recipients, as the case may be, and “Shareholders” means all of them;

(20)	[REDACTED: Commercially Sensitive Information]

(21)	[REDACTED: Commercially Sensitive Information]

(22)	“Term” has the meaning set forth in Section 8.1;

(23)	“Urgent Action” has the meaning set forth in Section 5.8(3);

(24)	“Withholding” has the meaning set forth in Section 4.1(4).

1.2	Governing Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.3	Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or validity hereof, or in respect of any legal relationship associated with it or derived from it, shall be finally resolved by binding arbitration by a single arbitrator pursuant to the International Commercial Arbitration Act (Ontario), and any Party may so refer such a dispute, controversy or claim to arbitration. If any Party wishes to have any matter under this Agreement arbitrated, then Service Provider or AGGL (on behalf of Service Recipients), as the case may be, shall give notice to the other such Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to appoint as the single arbitrator. Within five (5) Business Days after receipt of such notice, the other Party shall give notice to the first Party advising whether it accepts the arbitrator proposed by the first Party. If such notice is not given by the other Party within such five (5) Business Day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such five (5) Business Day period, the arbitrator shall be appointed, upon the application of any Party, by a judge of the Commercial List and, for such purpose, each of the Parties hereby irrevocably attorns to the jurisdiction of the Commercial List. The place of arbitration shall be Toronto, Ontario. The language of the arbitration shall be English. The decision of the arbitrator shall be final and binding on the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the arbitration award may be entered in any court having jurisdiction. The Parties covenant and agree that they will conduct all aspects of such arbitration having regard at all times to expediting the final determination of the arbitration. This Section 1.3 shall not preclude the Parties from seeking provisional remedies, interim and interlocutory relief from a court of competent jurisdiction.

1.4	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby. The Parties will negotiate in good faith with a view to replacing, for purposes of the laws of any jurisdiction under which such provision is invalid, illegal or unenforceable, with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

1.5	Calculation of Time

If any time period set out in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

1.6	Headings

The headings to the Articles and Sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

1.7	Currency

Unless otherwise specified herein, all references to dollar amounts (including to “U.S. dollars” or “US$”) in this Agreement are to United States dollars. References in this Agreement to “C$” are to Canadian dollars.

1.8	Other Matters of Interpretation

In this Agreement:

(i)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(ii)	words importing the singular include the plural and vice versa and words importing gender include all genders;

(iii)	references to any “Article”, “Section”, “subsection” or “Schedule” are to articles, sections and subsections of, and schedules attached to, this Agreement, respectively;

(iv)	headings of Articles, Sections and Schedules are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(v)

all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants”, “agrees” or “promises”;

(vi)

all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its Control or otherwise;

(vii)

the words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular Article, Section, Schedule or portion hereof; and

(viii)

references to any legislation or to any provision thereof shall include any amendment, modification or re-enactment thereof, any provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto.

1.9	Schedules

The following schedules are attached to and incorporated in this Agreement by this reference:

Schedule A	Computation of Service Fees

Schedule B	Services Description

Schedule C	2018 Service Fee (SAMPLE) Calculation

ARTICLE 2
ENGAGEMENT

2.1	Continuing Engagement

(27)

The parties acknowledge that AGGL has retained, and will continue to retain henceforth subject to the terms hereof and the JVSA, Service Provider, as an independent contractor, to provide the Services for the balance of the Term, and Service Provider hereby agrees to the same in accordance with the terms of this Agreement. Adansi hereby retains Service Provider on the same terms herein as AGGL, it being agreed that the Services Fee Cap herein applies to the aggregate Service Fees invoiced to both Service Recipients.

(28)

Service Provider and Services Recipients will seek to cause the Registration Date to occur so soon after execution hereof as is practicable but no delay in its registration will affect the terms hereof but any final rejection of registration will trigger Section 1.4 and the parties will seek to renegotiate such terms hereof as have caused the rejection of registration.

2.2	Non-Exclusive Engagement

Service Recipients and Service Provider acknowledge and agree that the engagement of Service Provider by Service Recipients is a non-exclusive engagement and, during the Term:

(1)	Service Recipients reserve the right to engage additional service providers beyond those obtained for them by Service Provider if in the discretion of their Boards they are desired
[REDACTED: Commercially Sensitive Information]; and

(2)

Service Provider reserves the right to provide services similar to the Services to other Persons, provided that the provision of such services by Service Provider shall not adversely impact Service Provider's ability to perform the Services for Service Recipients.

ARTICLE 3
TERM

3.1	Life-of-Mine Engagement

Service Provider will continue as Service Provider under this Agreement for the life of the Asanko Gold Mine, including any expansions or new mines within the Area of Interest until Service Provider’s appointment ends or is terminated:

(1)	due to Service Provider’s resignation under Section 3.2;

(2)	in accordance with Section 3.3(1); or

(3)	for the term of this Agreement as set out in Section 8.1.

3.2	Resignation of Service Provider

Service Provider may at any time resign hereunder by giving not less than one hundred and eighty (180) days prior written notice to that effect to each of Service Recipients.

3.3	Removal of Service Provider

(1)

Service Provider will be deemed to have resigned and this Agreement will automatically terminate if any one or more of the following events occurs and Gold Fields Sub, as a Shareholder of Service Recipients, gives notice to Service Provider requiring it to resign:

(i)	an Event of Default occurs under the JVSA with respect to AGB (other than an Event of Default with respect to a failure to pay a Called Sum) and the Event of Default has not been remedied;

(ii)	an Insolvency Event occurs with respect to Service Provider;

(iii)

Service Provider defaults in some material respect in the due performance and observance of any of its obligations as Service Provider under the JVSA or this Agreement and such default is not remedied, or Service Provider does not devise and implement with all diligence a cure plan, within a reasonable period within sixty (60) days after Service Provider receives a notice in writing from one of the Service Recipients, or Gold Fields Sub requiring such default to be rectified;

(iv)	Service Provider assigns or purports to assign, all or substantially all of its rights and obligations as Service Provider under this Agreement otherwise than to a new Service Provider;

(v)	sixty (60) days after Service Provider together with its Affiliates hold in aggregate less than a thirty percent (30%) Ownership Interest in Service Recipients;

(vi)	the Management Committee determines by Special Majority Decision that, for any reason, Service Provider should be replaced; or

(vii)

there has been a Change of Control of Service Provider or in any of the companies in the Participating Group which are affiliated with Service Provider and which hold an interest in Service Recipients or any Shareholder of Service Recipients and as a result of such Change of Control, Service Provider will no longer have the necessary financial, technical and/or administrative capacity (more specifically, Service Provider will not have the capacity nor the experience in operating gold mines in Ghana or a comparable African jurisdiction) to enable Service Provider to perform the obligations of Service Provider under this Agreement in a manner and at a standard consistent with past practices.

(2)	Any resignation or termination of Service Provider under this Agreement will be in accordance with the terms of this Agreement.

(3)

For the avoidance of doubt, where a resolution is put to the Management Committee to require Service Provider’s resignation under section 3.3(1) (except section 3.3(1)(vi)), a Member from a Participating Group which is Service Provider or an Affiliate of Service Provider shall not be entitled to vote in relation to that resolution.

3.4	Appointment of New Service Provider

If Service Provider resigns or is deemed to have resigned under the provisions of this Agreement set forth in this Article 3, Service Provider's appointment as Service Provider and this Agreement will terminate on the effective date of such resignation or deemed resignation.

3.5	Delivery of Property on Change of Service Provider

On the effective date of its resignation or deemed resignation under this Agreement, Service Provider will:

(1)	deliver to its successor (or as the Management Committee may otherwise direct), to the extent any of the following are not then held directly by Service Recipients:

(ii)	transfer title to any Joint Venture Assets to its successor;

(iii)	all Joint Venture Records and Accounts;

(iv)	all Business Information;

(v)

the results of all work undertaken by or for Service Provider for the purposes of Service Recipients, including all Mining Information and the results of any tests undertaken by or for Service Provider; and

(vi)	all exploration, mining, engineering and other reports or studies prepared by or for Service Provider;

(2)

deliver documents regarding the novation or assignment of the rights and liabilities of Service Provider under any contract entered into in its capacity as Service Provider to the successor which takes effect on and from the effective date of Service Provider's resignation or deemed resignation, and where the novation or assignment of such a contract has not occurred by the effective date of Service Provider's resignation or deemed resignation, the Shareholders and the outgoing Service Provider must each continue to use all reasonable endeavours to procure the novation or assignment of the contract as soon as reasonably practicable;

(3)

to the extent any of the following are not held directly by Service Recipients and are held by Service Provider, to the maximum extent legally permissible, transfer any Government Authorisations that can be transferred in relation to the Joint Venture Assets and in respect of any Government Authorisations which cannot be transferred by Service Provider to its successor, it must do all things reasonably necessary to assist the successor, and/or Service Recipients in applying for new Government Authorisations, and if requested by the successor or Service Recipients, terminate, surrender or cancel those Government Authorisations once the successor has obtained the relevant Government Authorisation or to enable the successor to apply for a replacement authorisation; and

(4)

provide assistance to the Shareholders of Service Recipients as requested, for up to ninety (90) days and on a cost reimbursement basis, to allow the management, supervision and conduct of Operations to continue without interruption or adverse effect and to facilitate the orderly transfer of responsibility for and conduct of the Operations to its successor.

3.6	Liability of Service Provider

Service Provider, its directors, officers, employees and agents will not be responsible for any liabilities suffered or incurred by Service Recipients or any Shareholder of Service Recipients arising out of or in the course of the discharge of its duties as Service Provider except where Service Provider (or any person for whom Service Provider is vicariously liable) has committed (i) Gross Negligence but provided that in no such event is Service Provider liable for any claim arising out of any Reporting Parent’s public disclosures or for its lost profits or other consequential damages, or (ii) Wilful Misconduct in which case Service Provider will be liable for any claim arising out of any Reporting Parent’s public disclosures or for its lost profits or other consequential damages.

3.7	Indemnity for Service Provider by Service Recipients

Service Recipients will at all times indemnify and keep indemnified Service Provider against all liabilities suffered or incurred by Service Provider in relation to Operations other than where Service Provider (or any person for whom Service Provider is vicariously liable) has committed Gross Negligence or Wilful Misconduct.

3.8	Indemnity by Service Provider of Service Recipients

Service Provider (in its own right) will at all times indemnify and keep indemnified each of the Service Recipients and their respective directors, officers, employees, agents and contractors (“Indemnified Persons”) from and against all Liabilities suffered or incurred by the Indemnified Persons in connection with its management of the Operations while it is Service Provider, including any personal injury, disease, illness or death, or physical loss of, or damage to, property of the Indemnified Person or any third party, where Service Provider (or any person for whom Service Provider is vicariously liable) has committed Gross Negligence or Wilful Misconduct. For avoidance of doubt, Service Provider makes no representation herein or otherwise as to the financial, or technical performance of the Asanko Gold Mine.

ARTICLE 4
SERVICE PROVIDER’S REMUNERATION

4.1	Service Fees

[REDACTED: Commercially Sensitive Information]

4.2	Services Mix

[REDACTED: Commercially Sensitive Information]

4.3	Decrease in Services

Service Recipients may not reduce the Services except for reasons of Force Majeure without written consent of Service Provider which is in its sole discretion.

4.4	Invoicing and Payment

(1)	Service Provider shall separately invoice Service Recipients, in relation to the Services rendered to each respective Service Recipient.

(2)	Service Provider shall clearly describe and delineate the Service Fees [REDACTED: Commercially Sensitive Information].

(3)

Service Provider shall invoice Service Recipients monthly for Services performed. Service Recipients shall pay the invoiced Service Fees within thirty (30) days following receipt of Service Provider's invoice in respect of such Services.

4.5	[REDACTED: Commercially Sensitive Information]

4.6	Inspection of Records

Service Provider will keep and maintain true and correct records with respect to the provision of the Services. Upon request of Service Recipients, Service Provider will provide copies of source documents which support amounts used in calculating Costs.

4.7	Retention of Records

Service Provider will keep all records generated with respect to the provision of the Services in accordance with its document retention policy. Service Provider may modify its document retention policy from time to time to ensure compliance with applicable laws, regulations and best practices.

4.8	Audit

If requested by Gold Fields Sub or a Service Recipient in connection with the Service Fees, Service Provider shall provide Gold Fields Sub and Service Recipients with such supporting documentation and information as Gold Fields Sub reasonably requests in order to verify the amount of any Service Fees invoiced to Service Recipients by Service Provider. Either Service Recipients or Gold Fields Sub shall have the right, as part of the audit under Section 13.1(1) of the JVSA, to have the JVC Auditor verify the amount of the Service Fees charged in the relevant Financial Year. If following the audit the Service Fees actually charged in respect of the Financial Year are confirmed to be more or less than the verified audited amount by at least five percent (5%) then any overpayment or underpayment shall be made by or to Service Provider as the case may be. Any underpayment shall be made by Service Recipients or any overpayment refunded by Service Provider within thirty (30) days of the JVC Auditor findings being presented to Service Provider, Service Recipients, and Gold Fields Sub under this Section 4.8. For avoidance of doubt, the audit may confirm that amounts claimed to be paid by Service Provider as Direct Costs were in fact incurred, but the audit shall not extend to verifying the manner and extent of Service Provider’s allocation of such Direct Costs to Service Recipients nor shall any audit be in the nature of a value-for-money audit.

ARTICLE 5
POWERS AND DUTIES OF SERVICE PROVIDER

5.1	Management of Operations

(1)	Service Provider will provide Services to Service Recipients in accordance with this Agreement in order to enable each of Service Recipients to:

(i)	properly conduct its Operations with the strategic and operational goals determined by the Management Committee; and

(ii)	implement Approved Programs and Budgets.

(2)

Service Provider will provide advisory services to the Management Committee including recommendations for, and amendments of, Programs and Budgets for Approval, and once approved, will implement Approved Programs and Budgets on behalf of Service Recipients. Service Provider will:

(i)	keep the Management Committee timely informed of all material matters pertaining to the Operations;

(ii)	prepare and submit to the Management Committee all draft proposed Programs and Budgets and all other estimates and reports which are required by the JVSA and this Agreement;

(iii)	keep or procure the keeping of all records and accounts of Service Recipients, and its Operations as required under the JVSA;

(iv)	carry out the work required to implement all Approved Programs and Budgets;

(v)	ensure or procure that the Mining Properties are kept in good standing by Service Recipients;

(vi)	not do anything nor omit to do anything which may place Service Recipients in breach of any material third party agreements;

(vii)

engage, dismiss, supervise and control all management, technical and labour personnel necessary for performance of its Services under the this Agreement and JVSA including conducting or supervising of all industrial relations, mining contractor engagements, supplies purchasing and like matters for Service Recipients;

(viii)	ensure that the Authorisations are applied for, obtained and maintained by Service Recipients;

(ix)	ensure compliance with all applicable Laws (including Environmental Laws) and lawful directions of any Governmental Authorities having jurisdiction concerning the Operations;

(x)	effect and maintain all insurances as required by the JVSA and this Agreement;

(xi)

institute, defend, compromise or settle any court or arbitration proceedings or insurance claims affecting or relating to the Operations, provided that Service Provider may not institute, compromise or settle any court or arbitration proceedings or insurance claims as directed or permitted under this Agreement, either directly or indirectly through Service Recipients;

(xii)	promptly notify the Management Committee of:

A.	the commencement of litigation, arbitration or analogous proceedings;

B.	any breach of any Authorisation; or

C.	any breach of any applicable Law or Governmental Authority direction;

(xiii)	to notify the Management Committee when Service Provider expects that expenditures for a Program Period will exceed the relevant Approved Annual Program and Budget;

(xiv)	in the case of an Urgent Action or accident, to take such action as is necessary for the protection of life and property;

(xv)	arrange and attend each meeting of the Management Committee and keep the minutes therefrom subject to the adoption of the minutes at the next meeting; and

(xvi)

to do all other acts and things that are reasonably necessary or incidental to fulfil the functions of a joint venture manager or operator in an industry standard manner pursuant to the above powers and duties.

(3)

Without limiting the scope of subparagraphs (1) and (2) above, Service Provider will perform the duties and obligations of Service Provider as set forth in the JVSA for each of Service Recipients. The performance by Service Provider of these duties and obligations shall be deemed to be Services that are provided for under this Agreement and the costs of Service Provider in performing the duties and responsibilities will be included in the calculation of the Service Fee.

(4)

Service Recipients acknowledges and agrees that the performance of the Services will require that Service Provider undertake the functions and responsibilities set forth in the description of Services in Schedule B.

(5)	Subject always to this Agreement, Service Provider has the power to enter into agreements and bind Service Recipients in the exercise of its duties in accordance with this Agreement.

(6)	Each of Service Recipients appoints Service Provider to be its attorney and in its name and on its behalf to do everything that Service Provider is required to do to comply with this Section 5.1.

(7)	Each Service Recipient has the right to participate, at its own expense, in litigation or administrative proceedings initiated by Service Provider on behalf of the Parties.

5.2	Gold Fields Standards to be Met

Service Provider agrees that the Services it provides and the duties it is obliged to perform under the JVSA and this Agreement requires Service Provider to (i) perform all of its duties under the JVSA and this Agreement in a good, safe, workmanlike and commercially reasonable manner in accordance with International Mining Practice and Standards; and (ii) perform Services in reasonable alignment with the following key elements of the GF Companies’ operational and planning requirements including the following:

(1)	GF Companies’ strategic, operational, and business planning cycle and calendar;

(2)	financial accounting and reporting requirements, including the fact that GF Companies’ monthly accounts are closed off on a rolling basis on a date prior to the actual end of the month;

(3)	GF Companies’ safety, sustainability policies and Code of Conduct; and

(4)	ICMM and Cyanide Code compliance.

Service Provider shall commence to transition the Services to reflect these standards starting on the Effective Date hereof with a goal of achieving full compliance by first quarter 2019.

5.3	Service Recipients to Possess Sufficient Funds

The performance by Service Provider of its duties under this Agreement will be subject to Service Recipients having in-hand, or reasonably anticipating timely receipt of necessary funds to pay for Service Fees in accordance with the required manner of funding under the JVSA.

5.4	Independent status of Service Provider

(1)

Service Provider will report to and be subject to the general supervision and direction of the Boards of Service Recipients, which will be subject to direction of the Management Committee and in accordance with the requirements of the JVSA. Within the aforesaid requirements, Service Provider will have the authority, discretions and powers of an independent contractor in the performance of its obligations under this Agreement.

(2)

Service Provider may perform its obligations under the JVSA or this Agreement itself or through its employees or such agents or contractors as it may decide. However, the use of an agent or contractor by Service Provider in the performance of any of the duties of Service Provider will not relieve Service Provider of its responsibility to the Parties for those duties.

5.5	Service Provider’s Custody of Joint Venture Assets

(1)

Subject to the provisions of the JVSA and this Agreement, and unless such Joint Venture Assets are not under the custody and control of Service Recipients, Service Provider will have the custody and control of the Joint Venture Assets.

(2)	Service Provider will hold any Joint Venture Asset which stands in its name as agent and in trust for Service Recipients.

(3)	Except:

(i)	where permitted by the JVSA or this Agreement;

(ii)	with the prior approval of the Management Committee; or

(iii)	in the case of Permitted Security Interests,

Service Provider must not mortgage, pledge, charge, encumber, sub-lease or otherwise dispose of or create any Security Interest or lien over or trust in respect of (or purport or attempt to do so) the Joint Venture Assets or any other real or personal property or money in which any Party has an interest.

5.6	Gold Fields May Second Staff to Service Provider

(1)

Gold Fields Sub will be permitted to second specified employees or consultants to Service Provider and/or AGGL regarding operations of the Asanko Gold Mine, provided that such number of employees will be reasonable and not disruptive to the operations of the Asanko Gold Mine.

(2)	The costs of any secondment by Gold Fields Sub will be borne by Gold Fields Sub.

(3)

Nothing in this section requires AGGL and/or Service Provider to engage any secondee where Service Provider reasonably objects, for example if the secondee has committed any serious or persistent breach of the reasonable rules and policies which apply generally to employees of Service Provider or AGGL and which is appropriate to warrant the removal of the secondee from involvement with Service Provider, AGGL or the Asanko Gold Mine.

5.7	Contracts with Affiliates of Service Provider

Service Provider agrees that:

(1)

any agreements which are entered into by Service Provider in the performance of its duties under this Agreement with any of its Affiliates or with a Party or any of its Affiliates will be no less commercially reasonable in the particular circumstances of such agreements than would have been the case had such agreements been entered into with third parties which are not Affiliates of Service Provider or any Party; and

(2)

any individual agreements where the expected expenditure to be paid by Service Recipients is more than $1 million in any twelve (12)-month period will be submitted to the Management Committee for approval by Special Majority Decision before Service Provider enters into them unless the contract is expressly included as part of an Approved Program and Budget.

5.8	Contracts with Third Parties

(1)

Contracts with Third Parties that are required for the Operations of Service Recipients and contracts with Third Parties required to implement any Approved Programs and Budgets will generally be negotiated by Service Provider but entered into directly by Service Recipients under discrete contracts.

(2)

Service Provider must not cause a Service Recipient to enter into any contract, where Service Recipient does not have authority to incur the Cost thereof as an Operating Cost or Capital Cost as part of one or more Approved Programs and Budgets and the expected expenditure would exceed $1 million (annualised if applicable).

(3)

Notwithstanding the above, Service Provider may enter into any such contract on behalf of Service Provider where permitted to do so under Section 9.8 of the JVSA in the event of an urgent or emergency action (“Urgent Action”) as, in its judgement, is necessary to avoid risk to health, safety or the environment or to preserve property, avoid, mitigate or prevent other material risk of harm or to ensure Service Recipient complies with its contractual and legal obligations in relation to the Operations.

(4)

Service Provider must not enter into any contract on behalf of a Service Recipient which requires a Special Majority Decision unless the contract has first been submitted to the Management Committee and approved by Special Majority Decision.

(5)

Service Provider must, upon a request by any Party, disclose to the Parties details and, if requested, copies of all contracts or other arrangements with third parties entered into by Service Provider for the purposes of or in the course of Operations.

5.9	Good Faith and Prompt Reporting of Material Developments

(1)	Service Provider will at all times act reasonably and in good faith in all its dealings with Service Recipients and in the performance of its duties under this Services Agreement.

(2)

Service Provider will at all times act commercially with a view to the best interests of the Joint Venture (without assuming any fiduciary obligations to any Person), and provided always that any actions taken upon direction of the Management Committee will be deemed to be in the best interests of Service Recipients.

(3)

Notwithstanding anything else herein contained, Service Provider shall ensure that the Members of the Management Committee are immediately informed of any material event or development concerning the Asanko Gold Mine or the Joint Venture unless Service Provider is certain that such persons are already aware of the event or circumstance.

(4)

Service Provider shall provide reports to the Management Committee as may be requested by them in accordance with the JVSA and in particular the reporting expectations of Article 12 and 13 thereof will be observed by Service Provider.

(5)	Notification of all Members of the Management Committee shall be deemed satisfaction of any requirement under the JVSA to notify any Shareholder or JV Company.

ARTICLE 6
PERFORMANCE OF SERVICES

6.1	Standard of Care

In providing the Services, Service Provider will act in a reasonable and prudent manner and in accordance with generally accepted principles and practices prevailing in the industry, as well as applicable laws and agreements to which Service Provider or the Services are subject. Service Provider will use commercially reasonable efforts to render the Services in a timely and professional manner.

6.2	Performance of Services

In carrying out the Services, Service Provider:

(1)	shall carry out the duties set out herein and in the JVSA;

(2)

shall be responsible for obtaining all necessary licenses, registrations, permits and approvals in connection with the provision of the Services, including any applicable professional accreditations, and shall maintain all required licensing, registrations, permits and approvals in good standing;

(3)	may perform the Services from offices in Vancouver, Canada, Johannesburg, South Africa or from Accra and mine-site in its discretion;

(4)	with respect to the provision of its employees and full-time consultants:

(i)	acknowledges that all such personnel shall be employees of, or responsibilities of, Service Provider only;

(ii)

acknowledges that, with respect to its employees, that it is responsible for all aspects arising out of the employer-employee relationship between it and each such employee, including without limitation, the provision of supervision, responsibility for hiring, dismissal, discipline, direction and control of such employee, the payment of salary, the withholding and remittance of taxes, pension plan contributions, unemployment insurance, health care, workers' compensation and any other premiums and amounts generally payable by the employer in respect of such employee;

(iii)	shall employ at all times the quantity and quality of employees, including supervisory personnel, necessary for the effective and efficient performance of the Services; and

(iv)	shall at all times be responsible for the performance of all employees in accordance with this Agreement.

(5)

may delegate specific aspects of its obligations hereunder to any other corporation or entity, provided that such delegation shall not relieve Service Provider of any of its obligations under this Agreement; and

(6)

shall procure and maintain, at its own expense, with respect to and for the duration of this Agreement, appropriate insurance covering its obligations under this Agreement, which insurance shall include professional liability insurance to the extent that any of the Services provided include professional services.

6.3	Warranties and Representations

Service Provider represents and warrants that, in performing the Services, Service Provider has, and will continue to have so long as it is providing Services hereunder, employees and consultants with the requisite qualifications, skills and experience necessary to perform the Services in accordance with the terms and conditions of this Agreement.

ARTICLE 7
FORCE MAJEURE

7.1	Definition of Force Majeure

The term “Force Majeure” means any cause beyond the reasonable control of the Party affected thereby (the “Affected Party”), which wholly or partially prevents the performance by such Party of its obligations under this Agreement, including an act of nature or the elements, or disturbance, earthquake, fire, washout, explosion, accident, war (declared or undeclared) or the consequence thereof, insurrection, Ghanaian export restrictions, non-Ghanaian import restrictions, embargo, strike, lockout or other labour interruption, civil strife, mob violence, boycott or any unlawful act against public order or security, breakdown of machinery or equipment which substantially impairs the ability to operate the Asanko Gold Mine, unavailability of power, water, fuel, labour, materials or other items necessary for the performance of a Party’s obligations hereunder, unavailability of transportation facilities, act of any Governmental Authority, law, order or regulation of any competent Governmental Authority or any other cause which a reasonable person could not foresee or reasonably be expected to make provision for.

7.2	Notice of Force Majeure.

Promptly following the occurrence of an event of Force Majeure, the Affected Party shall give the other Party an immediate notice thereof, indicating the cause of the state of such Force Majeure, the date of the commencement and the estimated duration of such state of Force Majeure and the anticipated effect of the state of Force Majeure on the performance of the obligations of the Affected Party hereunder. During the continuance of such state of Force Majeure, the Affected Party shall give further notices to the other Party as to the progress in remedying such state and the estimated time of resumption of the performance of its obligations under this Agreement, and shall notify the other Party immediately after such state of Force Majeure shall have ceased to have effect.

7.3	Parties to Use Reasonable Efforts.

The Affected Party shall endeavour with due diligence to resume compliance with its obligations hereunder and both Parties will use commercially reasonable efforts to overcome or mitigate the effects of any such state of Force Majeure upon the regular operation of this Agreement. Notwithstanding the foregoing, the settlement of any strike or other labour trouble shall be entirely in the discretion of the Affected Party and there shall be no obligation on such Party to test or refrain from testing the validity of any order, regulation or law relating to such strike or other labour trouble.

7.4	Effect of Force Majeure.

The Affected Party shall be excused from performance of its obligations (other than the performance of its payment obligations) under this Agreement to the extent made necessary by the state of Force Majeure and during the continuance of such state of Force Majeure, and the Affected Party shall incur no liability by reason of its failure to perform the obligations so excused.

ARTICLE 8
GENERAL PROVISIONS

8.1	Term and Termination

Subject to Article 3, and the provisions of the JVSA, the term of this Agreement (the “Term”) commenced as of the Effective Date and shall remain in force for the longer of the current life-of-mine plan and sixteen (16) years. Notwithstanding the foregoing, this Agreement will automatically terminate if the JVSA terminates or the Joint Venture established pursuant to the JVSA terminates.

8.2	Notices

A notice, demand, consent, waiver, direction, certification, process or other communication relating to this Agreement must be in writing in English and may be given by an agent of the sender. In addition to any other lawful means, a communication may be given by being: (i) personally delivered; (ii) left at a Party’s current delivery address for notices; (iii) sent to the Party’s current postal address for notices by pre-paid ordinary mail or, if the address is outside Canada, by pre-paid airmail; (iv) sent by email to the Party’s current email address for notices; or (v) sent by such other form of communication as the Management Committee may from time to time agree.

Any such communication shall, if (i) personally delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day and, if not, on the next Business Day); (ii) left at a Party’s current delivery address for notices, be deemed to have been given and received on the date on which it was delivered to such address (if a Business Day and, if not, on the next Business Day); (iii) if sent by mail, and within Canada to a Canadian postal address, three Business Days after posting and if to an address outside of Canada, ten Business Days after posting; and (iv) sent by email, be deemed to have been given and received at the time the sender receives an automated message from the intended recipient’s information system confirming delivery of the email. In the case of items (i), (ii) and (iv) of this paragraph if actually delivery is after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for notice for each of the Parties shall be as follows:

(1)	if to Gold Fields Sub

GFI Netherlands BV
[REDACTED: Commercially Sensitive Information]

Attention:Managing Director
Email:	[REDACTED: Commercially Sensitive Information]
Copy to:	[REDACTED: Commercially Sensitive Information]

with a courtesy copy (which shall not be required for or constitute notice) to:

Bay Adelaide Centre
Suite 2400, 333 Bay Street
Toronto, Ontario, Canada
M5H 2T6

Attention:	Brian Graves
Email:	bgraves@fasken.com

(2)	If to Service Provider, or AGB:

c/o Asanko Gold Inc. 680-1066 West Hastings Street
Vancouver, British Columbia, Canada
V6E 3X2

Attention:	[REDACTED: Commercially Sensitive Information]
Email:	[REDACTED: Commercially Sensitive Information]

with a courtesy copy (which shall not be required for or constitute notice) to:

McMillan LLP
Royal Centre, Suite 1500
1055 West Georgia Street
Vancouver, British Columbia, Canada
V6E 4N7

Attention:	Bernhard Zinkhofer
Email:	bernhard.zinkhofer@mcmillan.ca

(3)	if to Service Recipients:

Asanko Gold Ghana Limited
Adansi Gold Company (GH) Limited
[REDACTED: Commercially Sensitive Information]

Attention:	[REDACTED: Commercially Sensitive Information]
Email:	[REDACTED: Commercially Sensitive Information]
Copy to:	[REDACTED: Commercially Sensitive Information]

with copies to Gold Fields Sub in accordance with section 8.2(1) above (which copies shall be required to constitute valid notice to Service Recipients).

with a courtesy copy (which shall not be required for or constitute notice) to each of:

Kimathi Partners
No .6 Airport Road, Accra
P.O. Box CT 6217, Ghana

Attention:	Kimathi Kuenyehia
email:	[REDACTED: Commercially Sensitive Information]

Vice President & Head: Legal & Compliance
West Africa Regional Office
[REDACTED: Commercially Sensitive Information]

email:	[REDACTED: Commercially Sensitive Information]

8.3	Confidentiality of Joint Venture Information

Service Provider shall have the right to disclose Confidential Information on a need-to-know basis to the extent reasonably necessary to provide Services hereunder. Service Provider shall otherwise comply with the confidentiality provisions as set out in the JVSA as a party thereto and no additional confidentiality restrictions apply to it as a consequence of this Agreement.

8.4	Waiver

(1)

No failure on the part of a Party to exercise, no delay in exercising, and no course of dealing with respect to, any right, power or privilege established by this Agreement shall operate as a waiver thereof.

(2)

Except as otherwise expressly provided for herein, no waiver of any provision of this Agreement or consent to any departure by any Party from any provision of this Agreement shall be effective unless it is confirmed in writing. Any waiver or consent shall be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

(3)	The single or partial exercise of any right, power or privilege established by this Agreement shall not preclude any other exercise thereof.

8.5	Amendment

This Agreement may only be amended by the written agreement of all the Parties hereto or, as applicable, their permitted successors and assigns.

8.6	Further Assurances

The Parties shall execute such further and other documents and do such further and other things as may be reasonably necessary or convenient to carry out and give effect to the intent of this Agreement.

8.7	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns, provided that any Transfer of any rights under this Agreement not made in accordance with this Agreement shall be null and void and of no force or effect.

8.8	Entire Agreement

This Agreement sets forth the entire agreement of the Parties in respect to the provision of Services by Service Provider to Service Recipients and is to be read together with the JVSA. This Agreement is paramount in the event of any conflict with the JVSA in respect of Service Provider’s calculation of, and entitlement to, Service Fees but in any other respect does not supersede the JVSA, which shall take precedence over this Agreement.

8.9	Counterparts and Electronic Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similarly executed electronic copy of this Agreement, and such facsimile or similarly executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

ASANKO GOLD GHANA LIMITED

By:
Name:
Title:

ADANSI GOLD COMPANY LIMITED

Name:
Title:

ASANKO GOLD INC.

By:
Name:
Title:

GFI NETHERLANDS BV

By:
Name:
Title:

Signature Page to 12.3 – Amended and Restated Services Agreement

A-1

SCHEDULE A
COMPUTATION OF SERVICE FEES

1.	Service Fees Generally

(a)	Calculation of the Service Fees

(ii)	Service Recipients shall pay Service Provider the Service Fees, in accordance with Section 4.1 of this Agreement, [REDACTED: Commercially Sensitive Information].

(iii)	[REDACTED: Commercially Sensitive Information].

2.	Definition of Direct Costs

(a)	Items Included in the Direct Costs

As defined in Section 1 of this Schedule A, the Costs are the sum of the direct and indirect costs of Service Provider incurs in connection with the performance of the Services. Direct Costs shall include:

(i)	actual compensation, including benefits and payroll burden, paid to its personnel responsible for delivering Services;

(ii)	Costs of the premises in Vancouver, Johannesburg and Accra from whence the Services are delivered;

(iii)	reasonable overhead Costs related to the Services being delivered including premises D&O and other insurance, travel, liability and similar insurance;

(iv)	all out-of-pocket Costs for disbursements related to the Services including travel, accommodation and communication;

(v)	Costs related to Service Provider raising capital to fund its funding obligations under the JVSA; and

(vi)	all third party subcontractor Costs where the paid by Service Provider directly.

(b)	Items Excluded from Direct Costs

Expenses not included in the Costs include:

(vii)	Costs not incurred or paid by Service Provider;

(viii)

any Cost incurred by Service Provider which is not of any direct or indirect benefit to a Service Recipient such as stock exchange listings, transfer agent, shareholder communication costs, public disclosure filings related to Service Provider’s own shareholders; and

(ix)	interest on any indebtedness of Service Provider.

(c)	[REDACTED: Commercially Sensitive Information]

A-2

(c)	[REDACTED: Commercially Sensitive Information]

SCHEDULE B
SERVICES DESCRIPTION

The Services which Service Provider will provide pursuant to this Agreement and the JVSA are described below and will be implemented by Service Provider together with any additional services as may be mutually agreed upon by Service Provider and the Management Committee from time-to-time during the course of the Agreement as herein provided. For avoidance of doubt, Service Provider is not obligated to continuously and concurrently supply all of the following Services but will use its discretion in supplying the Services in consultation with the Management Committee in order to ensure the proper management and operation of the Asanko gold mine. It is also understood that many of the Services described below (including without limitation Services related to interface with Government, tax, treasury, debt and equity financing, liaising with banks, insurance and exploration) may be a joint exercise with Service Recipients and Gold Fields Sub, rather than such parties being passive. Nothing in this Schedule B is intended to limit the operation of the Technical Sub-Committee or other sub-committee established under the JVSA. The Services will include:

Non-Technical services: Executive Management:

The executive management function consists of oversight of Service Recipients’ asset management, mine operations, and corporate stewardship, including:

►	advising the Management Committee on Service Recipients’ operations;

►	interfacing with stakeholders and government officials;

►	acting as the main point of communication between the board of directors and senior management of Service Recipients; and

►	providing oversight of the engagement and delivery of third-party legal services for the benefit of Service Recipients.

Finance, Accounting and Administration, Treasury

Finance

The finance function relates to all financial strategic planning, reporting and capital management of Service Recipients. The finance functions to be performed by Service Provider on behalf of Service Recipients will include, but will not be limited to:

►	managing and overseeing Service Recipients’ accounting and reporting functions;

►	budgeting, planning and preparing Budgets to support Programs;

►	developing capital optimization and sourcing strategies;

►	seeking to source and implement debt and equity financings;

►	liaising with banks and negotiate bank loan agreements;

►	securing the Operations and other liability insurance required by the JVSA; and

►	managing the capital requests and budget processes.

Treasury

The finance department of Service Provider will also perform certain treasury functions on behalf of Service Recipients, which will include, but will not be limited to:

►	monitoring cash flows and capital forecasting;

►	overseeing of the day to day banking of Service Recipients;

►	ensuring the covenants of the Red Kite Offtake Agreement are met, and interfacing Red kite as purchaser;

►	monitoring compliance with any banking debt covenants; and

►	maintaining banking relationships and potential lender relationships.

Accounting

The accounting function mainly relates to the day-to-day accounting activities. The Accounting functions that will be performed by Service Provider on behalf of Service Recipients will include, but will not be limited to:

►	overseeing preparation of the financial statements of Service Recipients in accordance with IFRS and in compliance with the reporting requirements (including management reporting requirements) to be defined by Gold Fields Sub;

►	introducing, maintaining and evaluating internal controls over financial reporting for Service Recipients (including in connection with Sarbanes Oxley requirements);

►	coordinating the implementation of new accounting standards; and

►	composing technical accounting research and papers for accounting standards and other ad-hoc accounting issues specifically for the benefit of Service Recipients.

Tax

The tax functions to be performed by Service Provider on behalf of Service Recipients will include, but will not be limited to:

►	directing and reviewing tax compliance;

►	liaising with third party advisors on behalf of Service Recipients, as required; and

►	overseeing preparation of tax provisions for Service Recipients’ financial statements.

Media Relations and Corporate Social Responsibility

►	acting as in-country investor and media relations for Service Recipients;

►	assisting Service Recipients in complying with necessary regulatory requirements;

►	developing local media and stakeholder relations for Service Recipients; and

►	developing and implementing Corporate Social Responsibility programs.

Organisational Capability (“OC”)

The OC function consists of certain human resource functions, and the design and implementation of certain organisational procedures and policies. The OC functions to be performed on behalf of Service Recipients will include, but will not be limited to:

►	overseeing recruitment and hiring functions for Service Recipients;

►	overseeing career development and conflict resolution for employees of Service Recipients;

►	performing all union negotiations and managing all industrial relations for employees of Service Recipients;

►	designing and determining the personnel reporting structure for Service Recipients; and

►	developing of all standards and policies of Service Recipients and ensuring consistent application across Service Recipients’ organization.

Technical services:

Mine Management and Strategy

►	making recommendations about design and implementation of mining systems and operations;

►	operating performance monitoring and reporting, production and on-site issue resolution at Asanko Gold Mine;

►	scheduling of mining process;

►	managing the on-site mining team;

►	overseeing the hiring of requisite mining operation personnel; and

►	managing relationships with mining contractors.

Exploration Geological and Operations Support

►	leading all strategy in the development of resources;

►	assisting with respect to oversight of exploration methodology and procedures;

►	managing mine geology functions, including management of drill sites;

►	assisting with obtaining all requisite mining tenements and approvals;

►	developing NI 43-101 geological models and reporting required by JVSA directing of drilling and geological contractors; and

►	preparing and certifying on documents for Ghana’s regulatory authorities.

C-1

SCHEDULE C
2018 SERVICE FEE (SAMPLE) CALCULATION

[REDACTED: Commercially Sensitive Information]

J-1

SCHEDULE J
SAMPLE DILUTION CALCULATIONS

Example 1. FMV of Joint venture is $460M, $40M Program and Budget Approved, Parties still 50:50 ($185M Redeemable Shares each) Redeemable Shares $1 each.

a)	Elective Dilution calculation: $20/500=4% Reducing Shareholder (RS)= 46%; Non-Reducing Group (NRS)= 54%

b)	Default Dilution calculation: 4% x 1.5 =6% (RS=44%; NRS=56%)

c)	Capital Account (CA) Adjustment- Elective Reduction:

	Reducing Group	Non-Reducing Group
Opening Redeemable CA	$185,000,000	$185,000,000
Adjustment (Transfer Amount)	3,600,000	3,600,000[1]
CA Contribution	Nil	40,000,000
Adjusted Redeemable CA	$188,600,000	221,400,000
Common Share CA	10,000	10,000
Common Share CA Adjustment	800	800
Adjusted Common Share CA	9,200	10,800

1 US$370m (original Redeemable CA) plus US$40m (new Redeemable CA) x 46% (revised Ownership Interest) – US$185m (Defaulting Groups original Redeemable CA)

d)	Capital Account (CA) Adjustment- Default:

	Defaulting Group	Non-Defaulting Group
Opening Redeemable CA	$185,000,000	$185,000,000
Adjustment (Transfer Amount)	4,600,000	4,600,000[1]
CA Contribution	Nil	40,000,000
Adjusted Redeemable CA	$180,400,000	229,600,000
Common Share CA	10,000	10,000
Common Share CA Adjustment	1200	1200
Adjusted Common Share CA	8,800	11,200

1 US$370m (original Redeemable CA) plus US$40m (new Redeemable CA) x 44% (revised Ownership Interest) – US$185m (Defaulting Groups original Redeemable CA)

J-2

Example 2. FMV of Joint Venture is $260M, $40M Program and Budget Approved, Parties still 50:50 ($185M Redeemable Shares each)

e)	Elective Dilution calculation: $20/300=6.7% Reducing Shareholder= 43.3%; Non-Reducing Group= 56.7%

f)	Default Dilution calculation: 6.7% x 1.5 =10% (RS=40%; NRS=60%)

g)	Capital Account (CA) Adjustment- Elective Reduction:

	Reducing Group	Non-Reducing Group
Opening Redeemable CA	$185,000,000	$185,000,000
Adjustment (Transfer Amount)	7,333,333	7,333,333[1]
CA Contribution	Nil	40,000,000
Adjusted Redeemable CA	$177,666,667	232,333,333
Common Share CA	10,000	10,000
Common Share CA Adjustment	1334	1334
Adjusted Common Share CA	8,666	11,334

1 US$370m (original Redeemable CA) plus US$40m (new Redeemable CA) x 43.3% (revised Ownership Interest) – US$185m (Defaulting Groups original Redeemable CA)

h)	Capital Account (CA) Adjustment- Default:

	Defaulting Group	Non-Defaulting Group
Opening Redeemable CA	$185,000,000	$185,000,000
Adjustment (Transfer Amount)	21,000,000	21,000,000[1]
CA Contribution	Nil	40,000,000
Adjusted Redeemable CA	$164,000,000	246,000,000
Common Share CA	10,000	10,000
Common Share CA Adjustment	2,000	2,000
Adjusted Common Share CA	8,000	12,000

1Interest) – US$185m (Defaulting Groups original Redeemable CA)